As filed with the Securities and Exchange Commission on March 31, 2015

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANTERIOS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	20-4725245 (IRS Employer Identification Number)

60 East 42nd St., Suite 1160
New York, NY 10165
(212) 303-1683
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jon Edelson
Chief Executive Officer
Anterios, Inc.
60 East 42nd St., Suite 1160
New York, NY 10165
(212) 303-1683

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David W. Pollak Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178 (212) 309-6000	Thomas S. Levato Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $0.0001 per share	$57,500,000	$6,681.50

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock subject to the underwriters' option to purchase additional shares of common stock.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 31, 2015

PRELIMINARY PROSPECTUS

              Shares

Common Stock

$        per share

This is the initial public offering of Anterios, Inc. We are offering                shares of our common stock. Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price will be between $      and $      per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol "ANTE."

We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 and applicable Securities and Exchange Commission rules, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 13.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for additional disclosure regarding underwriting commissions and expenses payable by us.

We have granted to the underwriters an option to purchase up to            additional shares of common stock to cover over-allotments, if any, exercisable at any time until 30 days after the date of this prospectus.

The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Stifel	RBC Capital Markets
JMP Securities	Needham & Company

The date of this prospectus is                , 2015.

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

        Through and including            , 2015 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by us or third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

        The Anterios design logo and the marks "Anterios®" and "NDS™," are the property of Anterios. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

        For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including our financial statements and the related notes thereto and the information set forth under the sections "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included in this prospectus. Unless the context otherwise requires, we use the terms "Anterios," "company," "we," "us" and "our" in this prospectus to refer to Anterios, Inc.

 Overview

Our Company

        We are a clinical stage biopharmaceutical company focused on the development, manufacturing and commercialization of novel botulinum products for therapeutic and aesthetic applications. The botulinum toxin type A, or botulinum, market is currently a $2.8 billion global market. All currently approved and commercially available botulinum products are administered by injection. Our lead product candidate, ANT-1207, is a ready-to-use topical formulation of botulinum, which we are developing for the treatment of primary axillary hyperhidrosis, or excessive underarm sweating, facial acne, and lateral canthal lines, also called "crow's feet" wrinkles. We believe that, with ANT-1207, we have the potential to expand the botulinum market by increasing the use of botulinum in currently approved indications and by pursuing new indications, such as acne. We have exclusive patent rights covering the use of botulinum for the treatment of acne. We have successfully completed multi-center, double-blind, randomized clinical trials of ANT-1207 in hyperhidrosis, acne and wrinkles and are currently planning Phase 2b clinical trials in each indication. Our second product candidate, AI-09, is a novel injectable formulation of botulinum that is packaged as a ready-to-use liquid preparation for indications where deeper delivery of the botulinum is required. ANT-1207 and AI-09 combine purified botulinum, derived from our proprietary cell line, with our proprietary NDS™ formulation technology. We own the worldwide rights to ANT-1207, AI-09 and our NDS formulation technology.

        Our lead indication for ANT-1207 is primary axillary hyperhidrosis. Approximately 2.8% of the U.S. population is estimated to suffer from hyperhidrosis, which equates to approximately 9 million people based on the current population of the United States. Hyperhidrosis is excessive sweating that may occur in the underarms, hands, feet, forehead and other areas of the body and primary axillary hyperhidrosis is excessive sweating in the underarms. Botox®, an injectable botulinum product, is approved as a treatment for primary axillary hyperhidrosis, but requires up to 30 injections into the underarms during a single office visit. We believe topical treatment with ANT-1207 would have significant advantages over injections for both physicians and patients, including the elimination of the pain, bleeding and bruising associated with needle-sticks. We have completed a 71-patient multi-center, double-blind, controlled, randomized, sequential dose-escalation clinical trial for ANT-1207, which demonstrated clinically meaningful and statistically significant improvement in hyperhidrosis as compared to patients who received a control treatment of the product absent the botulinum, or inactive vehicle control. Based on our clinical trial results and our analysis of Botox's pivotal clinical trial data, we believe that ANT-1207 has comparable efficacy to injected Botox. We are currently planning a Phase 2b clinical trial in approximately 150 hyperhidrosis patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the first half of 2015 and to report results at the end of 2015.

        Our second indication for ANT-1207 is facial acne. Approximately 55 million people suffer from acne in the United States. There have been no novel pharmacologic approaches to acne treatment in the last 30 years and we believe the introduction of a botulinum-based treatment would represent a significant innovation in the field. We have completed a 72-patient multi-center, double-blind, controlled, randomized, sequential dose-escalation clinical trial, which demonstrated clinically significant improvements in acne as compared to the inactive vehicle control. We are currently planning a Phase 2b clinical trial in approximately 150 patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the second half of 2015 and to report results mid-2016.

        Our third indication for ANT-1207 is lateral canthal lines, the wrinkles that may form next to the eyes, commonly referred to as crow's feet. According to the American Society of Plastic Surgeons' report, there were 6.3 million injectable botulinum aesthetic procedures in the United States in 2013. We believe that our topical botulinum treatment is comparable in efficacy to injected botulinum treatments and, due to its topical administration, if approved, will appeal to many patients currently receiving injectable botulinum treatments and new patients. We have completed a 107-patient multi-center, double-blind, controlled, randomized, sequential dose-escalation clinical trial which demonstrated clinically and statistically significant improvement in lateral canthal lines as compared to inactive vehicle control. We are currently planning a Phase 2b clinical trial in approximately 150 patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the second half of 2015 and to report results mid-2016.

        Our second product candidate, AI-09, is a novel injectable formulation of botulinum for indications where deeper delivery of botulinum is required. Currently, all injectable botulinum products on the market are lyophilized, or freeze dried, and therefore have to be reconstituted with saline in the physician's office prior to use. Currently marketed botulinum products also contain human albumin, a protein in blood plasma, which presents a risk of transmittable diseases. We believe AI-09 may have advantages over existing injectable products because it utilizes neither lyophilization nor albumin and will be packaged as a ready-to-use injectable liquid in vials or pre-filled syringes. These enhancements reduce the manufacturing costs associated with lyophilization, produce an easier to use and more convenient product for the physician and eliminate the risk of transmittable diseases that are associated with the inclusion of human albumin in currently marketed injectable formulations of botulinum. Our first indication will be the treatment of glabellar lines, the vertical lines between the eyebrows and above the nose. The approval path for this indication is well established due to the number of precedent injectable botulinum products. Following a pre-IND meeting with the US Food and Drug Administration, or FDA, that occurred in September 2014, we began the process of conducting Investigational New Drug, or IND, enabling preclinical studies for AI-09, which we expect to complete in the first half of 2015. We plan to file an IND application for AI-09 with the FDA in order to initiate clinical trials in the second half of 2015.

        Our proprietary NDS formulation technology takes a new and completely different approach to enabling the transdermal delivery of large molecules, such as botulinum. Our NDS formulation technology coats the botulinum with a proprietary formulation of excipients, or therapeutically inactive ingredients. We believe that this coating shields the charges carried by the botulinum such that the botulinum molecules do not adhere to the surface or other structures of the skin, or to each other. The NDS coating thereby enables the molecules to enter into the small, naturally-occurring gaps between skin cells. ANT-1207 is applied to the skin in the physician's office and is massaged into these gaps between the skin cells. Our proprietary NDS formulation technology is also utilized in AI-09 where it stabilizes the botulinum in a liquid medium for at least 34 months. By contrast, the stability of commercially available injectable botulinum products is limited to 24 hours after reconstitution, according to their package inserts.

Our Product Candidates

ANT-1207—Our Topical Formulation of Botulinum

        ANT-1207, our lead product candidate, is a topical formulation of botulinum that uses our proprietary NDS formulation technology, which enables delivery of botulinum into and through the skin, eliminating the need for injections. We plan to supply ANT-1207 in a single-use dropper bottle. Our product candidate, ANT-1207 is administered in the physician's office as a lotion placed on the treatment area, and massaged into the skin with a gloved finger until it is no longer visible to the eye or apparent to the touch. It takes approximately 10 minutes to administer ANT-1207 to the underarms.

ANT-1207 for the Treatment of Primary Axillary Hyperhidrosis

        Hyperhidrosis is a medical condition in which excessive sweating is frequent and extreme. Approximately 9 million people in the United States suffer from hyperhidrosis. Primary axillary hyperhidrosis is believed to be caused by dysregulation of the sweat glands that are controlled by nerves in the underarms that regulate the degree of sweating by releasing the neurotransmitter acetylcholine. ANT-1207 contains botulinum which, when absorbed into the skin of the underarms, enters the nerves and prevents the release of acetylcholine, thereby causing a reduction in sweating. We plan to initiate a Phase 2b clinical trial in the first half of 2015 to select a dose to use in our Phase 3 clinical trials and to report results at the end of 2015.

        In our multi-center, double-blind, controlled, randomized, sequential dose-escalation clinical trial evaluating the safety, tolerability and efficacy of ANT-1207 in the treatment of axillary hyperhidrosis in adults, we enrolled 71 patients who had moderate to severe hyperhidrosis as assessed by a 6-point patient self-assessment scale called the Hyperhidrosis Disease Severity Scale, or HDSS, and who produced 100 mg or more of measured sweat in a five-minute period at rest in the physician's office, called gravimetric sweat production, or GSP. Four dose levels of ANT-1207 were tested: 0.06 ng, 0.2 ng, 0.5 ng and 1.2 ng per treatment site. The patients were observed prior to treatment and then at week 1, 2, 4, 12, 18 and 26 after one treatment with ANT-1207.

        Since we found that the three highest dose treatment arms demonstrated comparable therapeutic responses, we combined the data from these treatment arms for further analysis. In this stringent composite responder analysis, where a responder was defined as a patient who experienced both a 2-point or greater reduction on the 6-point HDSS and a 50% or greater reduction in GSP, ANT-1207 had a peak response rate at week 12 of 65% versus vehicle, which had a 29% response rate at the same time point. The difference between ANT-1207 and vehicle was statistically significant at both week 4 and week 12, with a p<0.05. The p-value represents the probability that the difference between the two groups is due to chance rather than drug effect, and when that probability is less than 5%, or p<0.05, the result is considered statistically significant.

        After this clinical trial was completed, we requested guidance from the FDA regarding its expectations for a primary study endpoint for a Phase 3 clinical trial that would be used as the basis for approval of a Biologics Licensing Application, or BLA, for ANT-1207 for primary axillary hyperhidrosis. The FDA responded in writing to this request that they expected the primary efficacy endpoint would be the composite responder rate for patients who both experienced a 2-point or greater reduction in a 4-point HDSS and a 50% or greater reduction in GSP. We therefore converted our 6-point HDSS results into results based on the FDA-expected 4-point scale. We then conducted our composite analysis using this 4-point scale and again found that the difference between ANT-1207 and vehicle was statistically significant at both week 4 and week 12, with p<0.05, with a peak response rate occurring at week 12. The duration of effect of ANT-1207 was approximately six months. A single treatment of ANT-1207 had therapeutic effects and duration of effects comparable to a single treatment with injected Botox based on this composite responder endpoint as well as other measures of response. In our Phase 2b clinical trial for hyperhidrosis, we plan to employ the 4-point HDSS.

ANT-1207 for the Treatment of Acne

        Our second indication for ANT-1207 is acne. Approximately 55 million people suffer from acne in the United States. The global market for acne products is estimated at $6 billion, divided approximately evenly between prescription pharmaceutical products and over-the-counter products. There have been no novel pharmacologic approaches to acne treatment in the last 30 years and we believe the introduction of a botulinum-based treatment would represent a significant innovation in the field. As in hyperhidrosis, acetylcholine is believed to play an important role in acne by stimulating the sebaceous glands in skin pores and causing these glands to produce an excess of sebum, an oily substance that ultimately leads to acne lesions. We believe that blocking acetylcholine signaling with ANT-1207 will reduce excessive sebum production and treat or prevent acne. We expect to initiate a Phase 2b clinical trial in the second half of 2015 to select a dose to use in our Phase 3 clinical trials, and to report results mid-2016.

        In our multi-center double-blind, controlled, randomized, sequential dose-escalation clinical trial evaluating the safety, tolerability and efficacy of using ANT-1207 to treat acne in adults, we enrolled 72 patients who had moderate to severe acne as evaluated by a standard investigator assessment scale and acne lesion count. Four dose levels of ANT-1207 were tested: 0.06 ng, 0.2 ng, 0.5 ng and 1.1 ng on the forehead. The patients were observed prior to treatment and then at week 1, 2, 4, 8 and 12 after one treatment with ANT-1207. In the clinical trial, patients who were treated with ANT-1207 had a greater improvement in their acne than those patients who received the vehicle control, when assessed by the investigator's overall clinical impression or based on reductions in the total number of counted lesions. In addition, those patients who received higher doses of ANT-1207 had a greater improvement in their acne than those patients who received lower doses of ANT-1207. A comparison of the highest dose arm of ANT-1207 versus the vehicle control arm over time for patients with a baseline number of acne lesions of 30 or greater demonstrated a clinically significant improvement of active over vehicle at every measurement over a 12-week period after a single treatment. In our Phase 2b clinical trial for acne, we plan to treat the full face of the patient. If successful, we intend with this clinical trial to select a dose for our Phase 3 clinical trials.

ANT-1207 for the Treatment of Lateral Canthal Lines

        Lateral canthal lines are the wrinkles that may form next to the eyes, which are commonly referred to as crow's feet. According to the American Society of Plastic Surgeons' report, there were 6.3 million injectable botulinum aesthetic procedures in the United States in 2013. According to Global Business Intelligence Research, injectable botulinum worldwide sales for aesthetic treatments were approximately $1.3 billion in 2013. Lateral canthal lines may be caused by chronic involuntary contraction of the muscles underlying the skin, as well as excessive contraction of these muscles when voluntarily tensed. These muscular contractions occur when the nerves that lead to these muscles release the neurotransmitter acetylcholine. ANT-1207 contains botulinum which, when absorbed through the skin in the region of the lateral canthal lines, enters the nerves, preventing the release of acetylcholine from the nerves and, paralyzing the muscles that cause lateral canthal lines, thereby improving the appearance of lateral canthal lines. We are currently planning a Phase 2b clinical trial in approximately 150 patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the second half of 2015 and to report results mid-2016.

        In our multi-center, double-blind, controlled, randomized, sequential dose-escalation clinical trial evaluating the safety, tolerability and efficacy of a preservative-free formulation of ANT-1207 in the treatment of lateral canthal lines in adults, we enrolled 107 patients who had moderate to severe lateral canthal lines, as assessed by the physician, using a 5-point wrinkle severity scale. Five dose levels were tested: 0.4 ng, 0.8 ng, 1.3 ng, 2.2 ng and 2.5 ng per treatment site. Doses 0.4 ng, 0.8 ng and 2.5 ng were tested without occlusion, dose 1.3 ng was tested with and without occlusion and dose 2.2 ng was tested only with occlusion. Occlusion involved covering the treatment area with a thin plastic sheeting for 30 minutes after the product was fully massaged into the skin. The patients were observed prior to treatment and then at week 2, 4, 8 and 12 after one treatment with ANT-1207.

        In this clinical trial, a patient was considered a responder if his or her score on the 5-point wrinkle severity scale, as assessed by both physician and patient, improved by two or more points. The assessment of the wrinkles occurred when the patient was smiling. The best-responding group was treated with 2.2 ng. Patients treated with a dose of 2.2 ng had a 25% peak response rate at week 12 and patients treated with the control vehicle had a 3% response rate at the same time point. This difference was statistically significant, with p<0.05. A subsequent clinical trial led us to question the stability of the preservative-free formulation of ANT-1207 and, as a result, in future clinical trials we plan to use the original formulation of ANT-1207, which is being used for our hyperhidrosis and acne trials. This original formulation has established stability of potency as measured in the laboratory for at least 24 months and in clinical trials for at least 14 months.

AI-09—Our Injectable Formulation of Botulinum

        We are developing AI-09 as a next generation injectable botulinum product candidate. AI-09, if approved, will be used for indications where deeper delivery of botulinum is required. AI-09 utilizes our proprietary NDS formulation technology, which when applied to injectable formulations, addresses several of the pharmaceutical issues with currently available injectable botulinum products.

        AI-09 is in preclinical testing. Toxicology studies are being conducted that will enable us to prepare an IND that we expect to file with the FDA in the first half of 2015. We plan to initiate the first clinical trial with AI-09 in the second half of 2015 for the treatment of glabellar lines.

Our Strategy

        Our objective is to be a leading provider of botulinum products across multiple therapeutic and aesthetic indications in both topical and injectable dosage forms and to expand the market for botulinum products.

        Key elements of our strategy are:

  •
  Complete Development and Seek Regulatory Approval for ANT-1207 for Primary Axillary Hyperhidrosis.  The treatment of excessive sweating is a major unmet need among the approximately 9 million people in the United States who have the medical condition hyperhidrosis and among an estimated 50 million people in the United States who believe that their antiperspirants are ineffective. Current topical products for excessive sweating are relatively ineffective; injections of botulinum are painful and time-consuming, as are treatments with medical devices and surgery, which may also have significant side effects. We believe ANT-1207 has the potential to offer a solution to this unmet need, with an effective, painless, quick and long-lasting treatment. We are currently planning a Phase 2b clinical trial in primary axillary hyperhidrosis, which we expect to initiate in the first half of 2015. The objective of this trial is to identify a dose to bring into our Phase 3 clinical trials. We plan to complete the Phase 2 clinical program at the end of 2015 and then meet with the FDA for an End-of-Phase 2 meeting, with the goal of initiating Phase 3 clinical trials mid-2016.

  •
  Expand the Market for ANT-1207 by Pursuing Development and Approval in Acne, Wrinkles and Potentially Other Indications.  We believe that our topical ANT-1207 can expand the botulinum market into indications for which currently available injectable botulinum is not approved or not practical, such as acne, due to the numerous injections it would require. We believe that the commercial potential of ANT-1207 in acne could be substantial given the number of patients, current sub-optional treatments and the significant advantages of a long-lasting, painless, topical approach to treatment. We also believe that our topical ANT-1207 could expand the existing botulinum market to include people who prefer not to receive currently approved botulinum treatments, since all such treatments require needle injections. We believe that the treatment of lateral canthal lines is an example of this type of indication.

  •
  Advance AI-09 into Clinical Development.  We plan to file an IND for our second product candidate, AI-09, with the FDA in the first half of 2015 and to advance AI-09 into a first-in-man clinical trial for the treatment of glabellar lines. This first trial is expected to be a multi-center, double-blind, controlled, randomized sequential dose escalation study. Currently, all injectable botulinum products on the market are lyophilized or freeze-dried, contain human albumin, and must be reconstituted in the physician's office prior to use. AI-09 will be packaged as a ready-to-use, injectable, liquid formulation that contains no human albumin and does not require lyophilization in the manufacturing process nor reconstitution in the physician's office.

  •
  Build Our Own Sales and Marketing Capabilities to Commercialize ANT-1207 and AI-09 in North America.  If ANT-1207 is approved for the treatment of primary axillary hyperhidrosis, we intend to build our own sales force and commercial organization to launch ANT-1207 in North America. Specifically, we plan to build a focused, specialized sales force to target dermatologists. Targeting dermatologists has the dual benefit of establishing treatment credibility with the most relevant medical experts and requires only a relatively small specialty sales force. We believe this sales force could be used to sell both ANT-1207 and AI-09, if approved. After establishing ANT-1207 with dermatologists, we would expect to expand marketing efforts to primary care physicians and consumers through the use of advertising.

  •
  Establish Selective Strategic Partnerships to Maximize the Commercial Potential of Our Product Candidates and NDS Formulation Technology.  Outside of North America, we plan to evaluate whether to develop and commercialize our product candidates on our own or in collaboration with potential partners. We also plan to evaluate opportunities to develop additional products ourselves using our NDS formulation technology and to evaluate licensing opportunities with other biopharmaceutical companies that may have interest in our technology to formulate their own large and small molecules for topical or injectable delivery.

Intellectual Property

        As of the date of this prospectus, we own or license rights to 25 issued patents and 96 pending patent applications, including foreign counterparts of US patents and patent applications. Four of our patents are issued in the United States. The earliest that any of our US patents for ANT-1207 will expire is October 21, 2022 and the latest has an expiration date of December 31, 2030, excluding any potential patent extensions.

We have an exclusive license to the patents covering the commercialization of botulinum in the treatment of acne in the United States, Europe, Japan, Australia, Canada, China, Korea and New Zealand.

Risk Factors

        Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, among others, the following:

  •
  We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.
  •
  We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future. We have only one product candidate in clinical trials and no commercial sales, which, together with our limited operating history, make it difficult to assess our future viability.
  •
  Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.
  •
  We may be unable to obtain regulatory approval for ANT-1207, AI-09, or future product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization and have a material adverse effect on our potential to generate revenue, our business and our results of operations.
  •
  Clinical development of product candidates involves a lengthy and expensive process with an uncertain outcome and results of earlier studies and trials may not be predictive of future trial results.
  •
  The regulatory approval process is highly uncertain and we may not obtain regulatory approval for the commercialization of ANT-1207, AI-09 or any future product candidates.
  •
  Even if we receive regulatory approval for ANT-1207, AI-09, or any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, limit or delay regulatory approval and subject us to penalties if we fail to comply with applicable regulatory requirements.
  •
  We are substantially dependent on the clinical and commercial success of our product candidates, primarily our lead product candidate, ANT-1207, which is in Phase 2 clinical development, and our second product candidate, AI-09, which is in preclinical testing.
  •
  If our efforts to protect our intellectual property related to ANT-1207, AI-09, or any future product candidates are not adequate we may not be able to compete effectively in our market.

Corporate Information

        We were incorporated under the laws of the State of Delaware in March 2006 under the name Encapsion, Inc. and, in March 2007, we changed our name to Anterios, Inc. Our principal executive offices are located at 60 East 42nd St., Suite 1160, New York, NY 10165 and our telephone number is (212) 303-1683. Our website address is www.anteriosinc.com. The information contained on, or that can be accessed through, our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;
  •
  exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;
  •
  reduced disclosure about our executive compensation arrangements; and
  •
  no requirements for non-binding advisory votes on executive compensation or golden parachute arrangements.

        We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. For example, we have taken advantage of the reduced reporting requirements with respect to disclosure regarding our executive compensation arrangements, have presented only two years of audited financial statements, have presented reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure, and intend to take the exemption from auditor attestation on the effectiveness of our internal controls over financial reporting. To the extent that we take advantage of these reduced burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

        In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

 THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	We have granted the underwriters an option for 30 days from the date of this prospectus to purchase up to additional shares of common stock.
Use of proceeds

We intend to use the net proceeds of this offering to fund development of ANT-1207, and AI-09, and for working capital and general corporate purposes. See "Use of Proceeds" on page 46 for a description of the intended use of proceeds from this offering.

Offering Price	$ per share
Risk factors

You should read the "Risk Factors" section beginning on page 12 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares to be offered in this offering for sale at the initial public offering price to certain of our directors, officers, existing stockholders, employees, business associates and related persons. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered.

Proposed NASDAQ Global Market symbol	ANTE

        The number of shares of our common stock that will be outstanding immediately after this offering includes:

  •
  6,028,159 shares of common stock outstanding as of December 31, 2014;
  •
  4,657,085 shares of common stock issuable upon conversion of all currently outstanding shares of our convertible preferred stock upon the completion of this offering;
  •
  199,007 shares of common stock issuable upon the conversion of the aggregate principal amount of approximately $1.8 million including accrued interest as of December 31, 2014 on our convertible notes, issued in December 2013 through April 2014 (the "December & January Notes") at a conversion price of $9.6791 per share;
  •
               shares of common stock issuable upon the conversion of the aggregate principal amount of approximately $5.3 million including accrued interest as of December 31, 2014 on our convertible notes issued in October 2014 and November 2014 (the "October & November Notes"), assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus; and
  •
  84,575 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock.

        The number of shares of common stock to be outstanding after this offering set forth above excludes:

  •
  any shares of common stock issuable upon exercise of the over-allotment option granted to the underwriters;
  •
  656,677 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2014 at a weighted average exercise price of $2.06 per share;
  •
  the shares of common stock issuable upon the conversion of interest accrued after December 31, 2014 on our December & January Notes and our October & November Notes;
  •
  the shares of common stock issuable upon the exercise of warrants to purchase shares of common stock based on interest accrued after December 31, 2014 on our December & January Notes; and
  •
  559,205 shares of common stock available for future grant under our Amended and Restated 2006 Stock Incentive Plan as of December 31, 2014.

        Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

  •
  an amendment and restatement of our charter and bylaws immediately prior to the completion of this offering;
  •
  the conversion, on a one-for-one basis, of all outstanding shares of convertible preferred stock into an aggregate of 4,657,085 shares of common stock immediately prior to the completion of this offering;
  •
  the conversion of the aggregate principal amount of approximately $1.8 million including accrued interest as of December 31, 2014 under our outstanding December & January Notes into an aggregate of 199,007 shares of common stock at a conversion price of $9.6791 per share;
  •
  the conversion of the aggregate principal amount of approximately $5.3 million including accrued interest as of December 31, 2014 on our October & November Notes into an aggregate of            shares of common stock, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus;
  •
  a one-for-            reverse stock split of our common stock to be effected on        , 2015; and
  •
  no exercise by the underwriters of their option to purchase additional shares of our common stock.

 SUMMARY FINANCIAL DATA

        The following table summarizes our financial data. We have derived the following statement of operations data for the years ended December 31, 2014 and 2013 and balance sheet data for December 31, 2014 from our audited financial statements, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2014	2013
Statement of Operations Data:
Revenue	$—	$—
Operating expenses:
Research and development	2,284,320	3,668,772
General and administrative	1,490,582	2,005,129

Loss from operations	(3,774,902)	(5,673,901)
Interest income	3,227	4,381
Interest expense	(478,602)	(1,638)
Change in fair value of warrant liability	17,222	132
Other income	—	3,250

Loss before taxes	(4,233,055)	(5,667,776)
Income tax provision	498	8,182

Net loss	$(4,233,553)	$(5,675,958)

Per Share Data:
Weighted average shares outstanding—basic and diluted(1)	6,028,159	6,019,115
Net loss per share—basic and diluted(1)	$(0.70)	$(0.94)
Pro forma net loss per common share—basic and diluted (unaudited)(1)

(1)
See Note 13 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(unaudited)
Balance Sheet Data:
Cash	$5,554,414	$	$
Total assets	6,417,173
Total current liabilities	2,043,383
Total long term liabilities	7,549,840
Redeemable convertible preferred stock	27,415,645
Accumulated deficit	(31,397,633)
Total shareholders' deficit	$(30,591,695)

(1)
Pro forma amounts reflect (i) the conversion of all our outstanding shares of convertible preferred stock into an aggregate of 4,657,085 shares of our common stock, (ii) the conversion of all principal including accrued interest as of December 31, 2014 under our December & January Notes into an aggregate of 199,007 shares of our common stock at a conversion price of $9.6791 per share, (iii) the conversion of all principal including accrued interest as of December 31, 2014 on our October & November Notes into an aggregate of                   shares, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iv) the exercise of all outstanding warrants to purchase shares of common stock into an aggregate of 84,575 shares of our common stock.

(2)
Pro forma as adjusted amounts reflect the pro forma adjustments described in footnote (1) above, as well as the sale of                shares of our common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of cash, total assets and total shareholders' (deficit) equity by $            , assuming the number of shares offered by us as stated on the cover page of this prospectus remain unchanged and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets and total shareholders' (deficit) equity by $            , assuming the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as all other information included in this prospectus, including our financial statements, the notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, prospects, financial condition and operating results could be materially harmed. As a result, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and stock price.

Risks Related to Our Financial Position and Capital Needs

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

        Since our inception, most of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, ANT-1207. In particular, our US Phase 2b and Phase 3 clinical programs for ANT-1207 will require substantial funds to be completed. We have recorded net losses of $4.2 million and $5.7 million for the years ended December 31, 2014 and 2013, respectively, had an accumulated deficit through December 31, 2014 of $31.4 million and had working capital of $3.6 million as of December 31, 2014. We have funded our operations primarily through the sale and issuance of convertible preferred stock and convertible notes. As of December 31, 2014, we had capital resources consisting of cash of $5.6 million. We believe that we will continue to expend substantial resources for the foreseeable future for the clinical development of ANT-1207, AI-09, and development of other product candidates we may choose to pursue. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of ANT-1207, AI-09, and any future product candidates.

        We believe that the net proceeds from this offering, together with our existing cash will allow us to fund our operating plan through at least the next            months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional capital sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to stockholders, imposition of debt covenants and repayment obligations or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

        Our future capital requirements depend on many factors, including:

  •
  the results of our Phase 2b and Phase 3 clinical trials for ANT-1207 in the United States and Europe;
  •
  the timing of, and the costs involved in, obtaining regulatory approvals for ANT-1207, AI-09 or any future product candidates;
  •
  the number and characteristics of any additional product candidates we develop or acquire;
  •
  the scope, progress, results and costs of researching and developing ANT-1207, AI-09 or any future product candidates, and conducting preclinical studies and clinical trials;
  •
  the cost of commercialization activities if ANT-1207, AI-09 or any future product candidates are approved for sale, including marketing, sales and distribution costs;

  •
  the cost of manufacturing ANT-1207, AI-09, or any future product candidates and any products we successfully commercialize and the cost of maintaining our related facilities;
  •
  our ability to establish and maintain strategic collaborations, licensing or other arrangements and the terms of and timing of such arrangements;
  •
  the degree and rate of market acceptance of any future approved products;
  •
  the emergence, approval, availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing products or treatments;
  •
  any product liability or other lawsuits related to our products;
  •
  the expenses needed to attract and retain skilled personnel;
  •
  the costs associated with being a public company;
  •
  the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and
  •
  the timing, receipt and amount of sales of, or royalties on, future approved products, if any.

        Additional capital may not be available when needed, on terms that are acceptable to us or at all. If adequate funds are not available to us on a timely basis, we may be required to:

  •
  delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for ANT-1207, AI-09, or any future product candidate;
  •
  delay, limit, reduce or terminate our research and development activities; or
  •
  delay, limit, reduce or terminate our establishment of manufacturing, sales and marketing or distribution capabilities or other activities that may be necessary to commercialize ANT-1207, AI-09 or any future product candidates.

        If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted and the terms of any new equity securities may have a preference over our common stock. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures or specified financial ratios, any of which could restrict our ability to commercialize our product candidates or operate as a business.

We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future. We have only one product candidate in clinical trials and no commercial sales, which, together with our limited operating history, make it difficult to assess our future viability.

        We are a clinical stage specialty biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are not profitable and have incurred losses in each year since we commenced operations in 2006. We have a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. To date, we have not obtained any regulatory approvals for any of our product candidates or generated any revenue from product sales relating to ANT-1207 or AI-09. We continue to incur significant research and development and other expenses related to our ongoing clinical trials and operations. We have recorded net losses of $4.2 million and $5.7 million for the years ended December 31, 2014 and 2013, respectively, had an accumulated deficit through December 31, 2014 of $31.4 million and had working capital of $3.6 million as of December 31, 2014. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development of, and seek regulatory approvals for, ANT-1207 and AI-09, and begin to commercialize ANT-1207 if approved. Our ability to achieve revenue and profitability is dependent on our ability to complete the development of our product candidates, obtain necessary regulatory approvals and successfully manufacture, market and commercialize our products. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset US federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As of December 31, 2014, we have available federal NOLs of $29.0 million, which will expire in various years from 2026 to 2034. We have state level NOLs of $29.6 million which will expire in various years from 2019 to 2034.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

We may be unable to obtain regulatory approval for ANT-1207, AI-09 or future product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization and have a material adverse effect on our potential to generate revenue, our business and our results of operations.

        To gain approval to market a biologic product such as ANT-1207 and AI-09, we must provide the FDA and foreign regulatory authorities with clinical data that adequately demonstrate the efficacy, safety, purity and potency of the product for the intended indication applied for in a Biologics License Application, or BLA, or other respective regulatory filing. The development of biological products is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, including in Phase 3 development, even after promising results in earlier preclinical studies or clinical trials. These setbacks have been caused by, among other things, findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of clinical trials by other parties may not be indicative of the results in trials we may conduct.

        Our lead product candidate, ANT-1207, is expected to begin Phase 2b clinical development, and our business currently depends substantially on its successful development, regulatory approval and commercialization. We currently have no drug or biological products approved for sale, and we may never obtain regulatory approval to commercialize ANT-1207, AI-09 or any future product candidate. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug and biological products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, and such regulations differ from country to country. We are not permitted to market ANT-1207, AI-09 or any future product candidate in the United States until we receive approval of a BLA from the FDA. We are also not permitted to market ANT-1207, AI-09 or any future product candidate in any foreign countries until we receive the requisite approval from the regulatory authorities of such countries.

        The FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates for many reasons, including:

  •
  our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that ANT-1207, AI-09, or any future product candidates are safe and effective for the requested indication;
  •
  disagreement with our trial protocol or the interpretation of data from preclinical studies or clinical trials;
  •
  our inability to demonstrate that clinical and other benefits of ANT-1207, AI-09, or any future product candidates outweigh any safety or other perceived risks;
  •
  requirement for additional preclinical studies, clinical trials, or additional post-marketing testing requirements;
  •
  non-approval of the formulation, labeling or the specifications of ANT-1207, AI-09, or any future product candidates;
  •
  obtaining approval for indications or patient populations that are not as broad as intended or desired;
  •
  obtaining approval with labeling that includes significant use or distribution restrictions or safety warnings;
  •
  our product candidates could be subject to changes with the way such product is administered;
  •
  regulatory authorities could withdraw their approval of such product or impose restrictions on its distribution in the form of a modified Risk Evaluation and Mitigation Strategy, or REMS;
  •
  our product candidates could be subject to the addition of labeling statements, such as warnings or contraindications;
  •
  failure to approve our manufacturing processes or facilities, or the manufacturing processes or facilities of third-party manufacturers with which we contract; or
  •
  the potential for policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

        Of the large number of drugs and biologics in development, only a small percentage successfully complete the FDA or other regulatory approval processes and are commercialized. Any delay in obtaining, or inability to obtain, applicable regulatory approval for any of our product candidates and ANT-1207, in particular, would delay or prevent commercialization of ANT-1207 and would materially adversely impact our business, results of operations and prospects.

Clinical development of product candidates involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

        Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. A failure of one or more of our clinical trials can occur at any time during the clinical trial process. The results of preclinical studies and clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, in the treatment of lateral canthal lines, our first Phase 2 clinical trial demonstrated successful results which were not confirmed in a subsequent Phase 2 clinical trial. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates. Furthermore, we may rely on contract research organizations, or CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we would enter in agreements governing the committed activities of our CROs, we would have limited influence over their actual performance.

        We have in the past and may in the future experience delays in our clinical trials, and we do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or aborted for a variety of reasons, including delay or failure to:

  •
  obtain regulatory approval to commence a trial;
  •
  reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
  •
  obtain institutional review board, or IRB, approval at each site;
  •
  recruit and maintain suitable patients to participate in a trial;
  •
  have patients complete a trial or return for post-treatment follow-up;
  •
  ensure clinical sites observe trial protocol or continue to participate in a trial;
  •
  address any patient safety concerns that arise during the course of a trial;
  •
  address any conflicts with new or existing laws or regulations;
  •
  add a sufficient number of clinical trial sites;
  •
  manufacture sufficient quantities of product candidate for use in clinical trials;
  •
  adhere to clinical study requirements or comply with regulatory requirements;
  •
  perform in accordance with the FDA's good clinical practice, or GCP, requirements or applicable regulatory guidelines in other countries; or
  •
  generate statistically significant data confirming the efficacy of the product being tested.

        Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new products, drugs or treatments that may be approved for the indications we are investigating. For example, for our future ANT-1207 clinical trials in primary axillary hyperhidrosis, we intend to require patients entering the trial to have higher baseline sweat production than in our prior clinical trials.

        We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the data safety monitoring board, if any, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, fraud, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using our product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

        If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The regulatory approval process is highly uncertain and we may not obtain regulatory approval for the commercialization of ANT-1207, AI-09 or any future product candidates.

        The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug and biological products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. Neither we nor any collaboration partner is permitted to market ANT-1207, AI-09 or any future product candidates in the United States until we receive approval of a BLA from the FDA. We have not submitted an application or obtained marketing approval for ANT-1207 anywhere in the world. Obtaining regulatory approval of a BLA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable United States and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions or other actions, including:

  •
  warning letters;
  •
  civil and criminal penalties;
  •
  injunctions;
  •
  withdrawal of approved products;
  •
  product seizure or detention or refusal to permit the import or export of products;
  •
  product recalls;
  •
  total or partial suspension of production; and
  •
  refusal to approve pending BLAs or supplements to approved BLAs.

        Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or other foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we and our collaborators believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA or other regulatory authorities denying approval of a product candidate for any or all targeted indications.

        Regulatory approval of a BLA or BLA supplement is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense expended, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical trials, or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. The FDA can delay, limit or deny approval of a product candidate for many reasons, including the following:

  •
  a product candidate may not be deemed safe, effective, pure or potent;
  •
  FDA officials may not find the data from preclinical studies and clinical trials sufficient;
  •
  the FDA might not approve our third-party manufacturers' or suppliers' processes or facilities; or
  •
  the FDA may change its approval policies or adopt new regulations.

        If ANT-1207, AI-09 or any future product candidates fail to demonstrate safety and efficacy in clinical trials or do not gain approval, our business and results of operations will be materially and adversely harmed.

Even if we receive regulatory approval for ANT-1207, AI-09 or any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, limitations to the regulatory approval and penalties if we fail to comply with applicable regulatory requirements.

        Once regulatory approval has been granted, ANT-1207, AI-09, or any approved product will be subject to continual regulatory review by the FDA and non-US regulatory authorities. Additionally, any product candidates, if approved, will be subject to extensive and ongoing regulatory requirements, including labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

        Any regulatory approvals that we or our collaborators receive for ANT-1207, AI-09 or any future product candidates may also be subject to limitations on the approved indications for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the applicable regulatory agency approves ANT-1207, AI-09 or any future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, as well as continued compliance with current good manufacturing practices, or cGMP, and GCP for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with ANT-1207, AI-09 or any future product candidates, including adverse events of unanticipated severity or frequency, or with our contract manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

  •
  restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
  •
  fines, warning letters or holds on clinical trials;
  •
  refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic collaborators, or suspension or revocation of product license approvals;
  •
  product seizure or detention, or refusal to permit the import or export of products; and
  •
  injunctions or the imposition of civil or criminal penalties.

        Our ongoing regulatory requirements may also change from time to time, potentially harming or making costlier our commercialization efforts. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or other countries. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

If we fail to obtain regulatory approvals in foreign jurisdictions for ANT-1207, AI-09 or any future product candidates, we will be unable to market our products outside of the United States.

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file, we may not receive necessary approvals to commercialize our products in markets outside of the United States.

        Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. Even if any of our product candidates receives marketing approval, as greater numbers of patients use a product following its approval, an increase in the incidence of side effects or the incidence of other post-approval problems that were not seen or anticipated during pre-approval clinical trials could result in a number of potentially significant negative consequences, including:

  •
  regulatory authorities may withdraw their approval of the product;
  •
  regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;
  •
  we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
  •
  we could be sued and held liable for harm caused to patients; and
  •
  our reputation may suffer.

        Any of these events could substantially increase the costs and expenses of developing, commercializing and marketing any such biological product candidates or could harm or prevent sales of any approved products.

Risks Related to Our Business and Strategy

We are substantially dependent on the clinical and commercial success of our product candidates, primarily our lead product candidate, ANT-1207, which is in Phase 2 clinical development, and our second product candidate, AI-09, which is in preclinical testing.

        To date, we have invested most of our efforts and financial resources in the research and development of ANT-1207, a topical formulation of botulinum toxin that is our lead product candidate and incorporates a highly purified botulinum developed from our proprietary cell line of clostridium botulinum, Type A. We have conducted clinical trials with ANT-1207 in approximately 500 subjects and plan to initiate a Phase 2b controlled dose-finding clinical trial for primary axillary hyperhidrosis in the United States in the first half of 2015. We are also in a Phase 2 clinical development program of ANT-1207 in the United States for the treatment of facial acne and lateral canthal lines. We expect to initiate additional clinical trials for the development of ANT-1207 for these and potentially other indications. We have also invested, to a lesser extent, in the research and development of an injectable form of botulinum, AI-09. Our near-term prospects, including our ability to finance our company and generate revenue, will depend heavily on the successful development, regulatory approval and commercialization of ANT-1207 and, to a lesser extent, AI-09, as well as any future product candidates. The clinical and commercial success of our product candidates will depend on a number of factors, including the following:

  •
  timely completion of our clinical trials, including our US Phase 2b and Phase 3 clinical trials for ANT-1207, which may be significantly slower or cost significantly more than we anticipate and will depend substantially upon the accurate and satisfactory performance of third-party contractors;
  •
  our ability to demonstrate to the satisfaction of the FDA, the safety and effectiveness of ANT-1207, AI-09, or any future product candidates through clinical trials;
  •
  whether we are required by the FDA or other similar foreign regulatory agencies to conduct additional clinical trials to support the approval of ANT-1207, AI-09, or any future product candidates in various indications;
  •
  the establishment of parameters for regulatory approval, including our proposed indication, primary endpoint assessment and primary endpoint measurement relating to our lead indications of ANT-1207 and AI-09;

  •
  our success in educating physicians and patients about the benefits, administration and use of ANT-1207, AI-09, or any future product candidates, if approved;
  •
  the frequency and severity of adverse events experienced with our product candidates or future approved products;
  •
  the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;
  •
  the ability to raise additional capital on acceptable terms to achieve our goals;
  •
  achieving and maintaining compliance with all regulatory requirements applicable to ANT-1207, AI-09, or any future product candidates or approved products;
  •
  the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;
  •
  the effectiveness of our own or our future potential strategic collaborators' marketing, sales and distribution strategy and operations;
  •
  our ability to manufacture clinical trial supplies of ANT-1207, AI-09, or any future product candidates and to develop and maintain a commercially viable manufacturing process that is compliant with FDA regulations and cGMP, whether alone or in collaboration with others;
  •
  our ability to successfully commercialize and distribute ANT-1207, AI-09, or any future product candidates, if approved for marketing and sale, whether alone or in collaboration with others;
  •
  our ability to enforce our intellectual property rights in and to ANT-1207, AI-09, or any future product candidates;
  •
  our ability to avoid third-party patent interference or intellectual property infringement claims;
  •
  acceptance of ANT-1207, AI-09, or any future product candidates, if approved, as safe and effective by patients and the medical community; and
  •
  a continued acceptable safety profile of ANT-1207, AI-09, or any future product candidates following approval.

        If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates. Accordingly, we cannot assure you that we will be able to generate sufficient revenue through the sale of ANT-1207, AI-09, or any future product candidate to continue our business.

If ANT-1207 is approved for the treatment of primary axillary hyperhidrosis, facial acne or lateral canthal lines, our ability to market ANT-1207 will be limited to those approved indications, if any, and if we want to expand the indications for which we may market ANT-1207, we will need to obtain additional regulatory approvals, which may not be granted.

        We are currently planning to seek regulatory approval for ANT-1207 in the United States and Europe for the treatment of primary axillary hyperhidrosis, facial acne and lateral canthal lines. If ANT-1207 is approved for any of these indications, the applicable regulatory agency will restrict our ability to market or advertise ANT-1207 for other indications, which could limit physician and patient adoption. We may attempt to develop, promote and commercialize new treatment indications and protocols for ANT-1207 in the future, but we cannot predict when or if we will receive the clearances required to do so. In addition, we would be required to conduct additional clinical trials or studies to support approvals for additional indications, which would be time consuming and expensive, and may produce results that do not support regulatory approvals or adversely affect then-existing approvals. If we do not obtain additional regulatory approvals, our ability to expand our business will be limited.

Even if our product candidates receive regulatory approval, they may fail to achieve the broad degree of physician adoption and use necessary for commercial success.

        The commercial success of ANT-1207, AI-09, and any future product candidates, if approved, will depend significantly on the broad adoption and use of the resulting product by physicians for approved indications, including, in the case of ANT-1207, the treatment of primary axillary hyperhidrosis, facial acne, lateral canthal lines, and other therapeutic and aesthetic indications that we may seek to pursue. The degree and rate of physician adoption of ANT-1207, AI-09, and any future product candidates, if approved, will depend on a number of factors, including:

  •
  the effectiveness of our product as compared to existing therapies;
  •
  physician willingness to adopt a new therapy to treat primary axillary hyperhidrosis, facial acne, lateral canthal lines, or other indications;
  •
  overcoming any biases physicians or patients may have toward injectable procedures for the treatment of primary axillary hyperhidrosis, facial acne, lateral canthal lines, or other indications;
  •
  patient satisfaction with the results and administration of our product and overall treatment experience;
  •
  patient demand for the treatment of primary axillary hyperhidrosis, facial acne, lateral canthal lines or other indications; and
  •
  the revenue and profitability that our product will offer a physician as compared to alternative therapies.

        If ANT-1207, AI-09, or any future product candidates are approved for use but fail to achieve the broad degree of physician adoption necessary for commercial success, our operating results and financial condition will be adversely affected.

Even if ANT-1207 is approved for commercialization, if there is not sufficient patient demand for ANT-1207 procedures, our financial results and future prospects will be harmed.

        Treatment of primary axillary hyperhidrosis with ANT-1207, our lead product candidate, is an elective procedure, the cost of which likely will be borne by the patient, and it may not be reimbursable through government or private health insurance in many cases. The decision by a patient to elect to undergo treatment with ANT-1207 for the treatment of primary axillary hyperhidrosis or other indications we may pursue may be influenced by a number of factors, including:

  •
  the success of any sales and marketing programs that we, or any third parties we engage, undertake, and as to which we have limited experience;
  •
  the extent to which physicians recommend ANT-1207 to their patients;
  •
  the extent to which ANT-1207 satisfies patient expectations;
  •
  our ability to properly train physicians in the use of ANT-1207 such that their patients do not experience discomfort during treatment or adverse side effects;
  •
  the cost, safety and effectiveness of, and reimbursement available for, ANT-1207 as compared to other therapeutic and aesthetic treatments and over-the-counter products;
  •
  consumer sentiment about the benefits and risks of therapeutic and aesthetic procedures generally and ANT-1207 in particular;
  •
  the success of any direct-to-consumer marketing efforts we may initiate; and
  •
  general consumer confidence, which may be impacted by economic and political conditions.

        Our business, financial results and future prospects will be materially harmed if we cannot generate sufficient demand for ANT-1207, or for AI-09 or any other future product candidate, once approved.

Our product candidates, if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

        We expect to enter the highly competitive pharmaceutical markets. Successful competitors in the pharmaceutical market have the ability to effectively discover, obtain patents, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical staff. Numerous companies are engaged in the development, patenting, manufacture and marketing of health care products competitive with those that we are developing. Many of these potential competitors are large, experienced companies that enjoy significant competitive advantages, such as substantially greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities.

        Upon marketing approval, the first expected use of our products will be in medical dermatology. The medical dermatology product market is highly competitive and dynamic, and is characterized by rapid and substantial technological development and product innovations. This market is also characterized by competitors obtaining patents to protect what they consider to be their intellectual property. We are seeking regulatory approval of ANT-1207 for the treatment of primary axillary hyperhidrosis. We anticipate that ANT-1207, if approved, will face significant competition from other medical products, including injectable botulinum toxins and over-the-counter consumer products. If approved, ANT-1207 may also compete with unapproved and off-label treatments. To compete successfully in the medical dermatology market, we will have to demonstrate that the treatment of primary axillary hyperhidrosis with ANT-1207 is a worthwhile medical treatment and is a superior alternative to existing therapies. Competing in the medical dermatology market could result in price-cutting, reduced profit margins and limited market share, any of which would harm our business, financial condition and results of operations.

        Due to less stringent regulatory requirements, there are many more medical dermatology products and procedures available for use in international markets than are approved for use in the United States. There are also fewer limitations on the claims that our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we face more competition in these markets than in the United States.

ANT-1207 or any other product candidate for which we seek approval as a biologic, may face competition sooner than anticipated.

        With the enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, as part of the Patient Protection and Affordable Care Act, an abbreviated pathway for the approval of biosimilar or interchangeable biological products was created. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics. Under the BPCI Act, an application for a biosimilar product cannot be approved by the FDA until twelve years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. For example, one company has filed a Citizen's Petition requesting that FDA not apply the BPCI Act to pre-enactment BLAs. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCI Act may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

        We believe that all of our product candidates should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider any of our product candidates to be a reference product for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Even if ANT-1207, AI-09 or any future product candidates obtain regulatory approval, they may never achieve market acceptance or commercial success.

        Even if we obtain FDA or other regulatory approvals, ANT-1207, AI-09 or any future product candidates may not achieve market acceptance among physicians and patients, and may not be commercially successful.

        The degree and rate of market acceptance of ANT-1207, AI-09 or any future product candidates for which we receive approval depends on a number of factors, including:

  •
  the safety and efficacy of the product as demonstrated in clinical trials;
  •
  the clinical indications for which the product is approved;
  •
  acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment;
  •
  proper training and administration of our products by physicians and medical staff;
  •
  the potential and perceived advantages of our products over alternative treatments;
  •
  the cost of treatment in relation to alternative treatments and willingness to pay for our products, if approved, on the part of physicians and patients;
  •
  the willingness of patients to pay for ANT-1207, AI-09 and other dermatologic treatments in general, relative to other discretionary items, especially during economically challenging times;
  •
  relative convenience and ease of administration;
  •
  the prevalence and severity of adverse events; and
  •
  the effectiveness of our sales and marketing efforts.

        Any failure by our product candidates that obtain regulatory approval to achieve market acceptance or commercial success would materially adversely affect our results of operations and delay, prevent or limit our ability to generate revenue and continue our business.

If ANT-1207 and/or AI-09 is approved for marketing, and we are found to have improperly promoted off-label uses, or if physicians misuse our products or use our products off-label, we may become subject to prohibitions on the sale or marketing of our products, significant fines, penalties, and sanctions, product liability claims, and our image and reputation within the industry and marketplace could be harmed.

        The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about biological products, such as ANT-1207 and AI-09, if approved. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. For example, if we receive marketing approval for ANT-1207 for the treatment of primary axillary hyperhidrosis, the first indication we are pursuing, we cannot prevent physicians from using our ANT-1207 products on their patients in a manner that is inconsistent with the approved label, potentially including for the treatment of other therapeutic or aesthetic indications. If we are found to have promoted such off-label uses, we may receive warning letters from the FDA and other regulatory agencies, and become subject to significant liability, which would materially harm our business. The US federal government, including the Department of Justice, or DOJ, and the Office of Inspector General at the Department of Health and Human Services, or OIG, has levied large civil and criminal fines against companies for alleged improper promotion and related submission of false claims for reimbursement by federal healthcare programs. The DOJ, FDA and OIG have enjoined several companies from engaging in off-label promotion and the OIG has also imposed corporate integrity agreements that require government oversight of what may be onerous restrictions on our promotional activities. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management's attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged.

        The FDA has also made demands to enjoin companies from off-label promotional activities that have induced companies to enter into consent decrees of permanent injunctions under which specified promotional conduct is changed or curtailed. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions on the sale or marketing of our products or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

        Physicians may also misuse our products or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If our products are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance. Furthermore, the use of our products for indications other than those cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

        Any of these events could harm our business and results of operations and cause our stock price to decline.

We currently have limited marketing capabilities and no sales organization. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize ANT-1207, AI-09 or any other future product candidates, if approved, or generate product revenue.

        We currently have limited marketing capabilities and no sales organization. To commercialize ANT-1207, AI-09 or any other future product candidates, if approved, in the United States, Europe and other jurisdictions we seek to enter, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements or partner with third parties to perform these services, and we may not be successful in doing so. If ANT-1207 receives regulatory approval, we expect to market ANT-1207 in the United States through an internal specialized sales force and in Europe through either our internal sales force or through a partnership with a distributor or distributors. Establishing these commercial capabilities will be expensive and time consuming. We have no prior experience in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize ANT-1207, AI-09 or any future product candidates. If we are not successful in commercializing ANT-1207, AI-09 or any future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we would incur significant additional losses.

We have no experience manufacturing our product candidates at full commercial scale. We do not anticipate scaling up the manufacture of our active biological component, but do expect to scale up manufacture of our final finished product. If our product candidates are approved, we will face certain risks associated with scaling up our manufacturing capabilities to support commercial production.

        The manufacturing of ANT-1207 and AI-09 is currently outsourced to third-party contract manufacturers. We will either continue to outsource manufacturing or develop our own in-house manufacturing facilities in the future to support commercial production if our product candidates are approved. Our contract manufacturer produces the finished dose forms of our biological product candidates at its facility, which we use for research and development purposes and for clinical trials of our product candidates. Our contract manufacturer does not have experience manufacturing our finished product candidates at commercial scale and we also do not have commercial scale production experience. To meet our strategic objectives, which contemplate outsourcing manufacturing of our finished dose form at full commercial scale if our product candidates are approved, we may need to identify additional contract manufacturers for our product candidates, develop our own manufacturing facilities or work with our current contract manufacturer to increase manufacturing capacity and will need to ensure that validated processes are consistently implemented in all facilities that manufacture our product candidates. Any additional in-house or contract manufacturing facilities require additional regulatory approvals. In addition, if in the future we decide to develop our own facilities and recruit necessary additional personnel, it will be costly and time-consuming. If we are unable to expand our manufacturing capacity in compliance with regulatory requirements or to hire additional necessary contract manufacturers or manufacturing personnel, we may encounter delays or additional costs in achieving our research, development and commercialization objectives, including in obtaining regulatory approvals of our product candidates, which could materially damage our business and financial position.

To establish our sales and marketing infrastructure and expand our manufacturing capabilities, we will need to increase the size of our organization, and we may experience difficulties in managing this growth.

        As of March 1, 2015, we had 7 full-time employees and 1 part-time employee. We will need to continue to expand our managerial, operational, finance and other resources to manage our operations and clinical trials, continue our development activities and commercialize ANT-1207 or any other product candidates, if approved. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. To execute our growth strategy, we must do the following:

  •
  manage our clinical trials effectively;
  •
  identify, recruit, retain, incentivize and integrate additional employees;
  •
  manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and
  •
  continue to improve our operational, financial and management controls, reporting systems and procedures.

        Due to our limited financial resources and our limited experience in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our development and strategic objectives, or disrupt our operations.

Our business involves the use of hazardous materials and we and our contract manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

        Our research and development activities and our contract manufacturers' and suppliers' activities involve the controlled storage, use and disposal of hazardous materials owned by us, including botulinum toxin type A, a key component of our product candidates. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We are licensed with the Centers for Disease Control and Prevention, or CDC, to store botulinum toxin and the cell line that produces it. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers' facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our outsource manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources. State or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any future products we develop.

        We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

  •
  decreased demand for ANT-1207, AI-09 or any future product candidates or products we develop;
  •
  injury to our reputation and significant negative media attention;
  •
  withdrawal of clinical trial participants or cancellation of clinical trials;
  •
  costs to defend the related litigation;
  •
  a diversion of management's time and our resources;
  •
  substantial monetary awards to trial participants or patients;
  •
  regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;
  •
  loss of revenue;
  •
  the inability to commercialize any products we develop; and
  •
  a decline in our share price.

        Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of ANT-1207 or any future products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $3.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing ANT-1207, we intend to expand our insurance coverage to include the sale of ANT-1207; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop ANT-1207, AI-09 or any future product candidates, conduct our clinical trials and commercialize ANT-1207, AI-09 or any future products we develop.

        Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of our senior management, particularly Jon Edelson, our Chief Executive Officer, as well as Klaus Theobald, our Chief Research & Development Officer and Fabian Tenenbaum, our Chief Financial Officer and Chief Business Officer. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of ANT-1207, AI-09 or any future products we develop.

        Although we have not historically experienced unique difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

        Despite our efforts to retain valuable employees, members of our management, clinical and scientific teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice.

If we are not successful in discovering, developing, acquiring and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

        Although a substantial amount of our effort will focus on the continued clinical testing and potential approval of ANT-1207 and AI-09, a key element of our strategy is to discover, develop and commercialize a portfolio of products to serve both the therapeutic and aesthetic markets. We are seeking to do so through our internal research programs and may explore strategic collaborations for the development or acquisition of new products. While our lead product candidate, ANT-1207, is in the clinical development stage, AI-09 and all of our other potential product candidates remain in preclinical development. Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

  •
  the research methodology used may not be successful in identifying potential product candidates;
  •
  competitors may develop alternatives that render our product candidates obsolete or less attractive;
  •
  product candidates we develop may nevertheless be covered by third parties' patents or other exclusive rights;
  •
  a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
  •
  a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;
  •
  a product candidate may not be accepted as safe and effective by patients, the medical community or third party payors, if applicable; and
  •
  intellectual property rights of third parties may potentially block our entry into certain markets, or make such entry economically impracticable.

        If we fail to develop and successfully commercialize other product candidates, our business and future prospects may be harmed and our business will be more vulnerable to any problems that we encounter in developing and commercializing ANT-1207 and AI-09.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

        We plan to seek regulatory approval for our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

  •
  differing regulatory requirements in foreign countries;

  •
  the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;
  •
  unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
  •
  economic weakness, including inflation, or political instability in particular foreign economies and markets;
  •
  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
  •
  foreign taxes, including withholding of payroll taxes;
  •
  foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
  •
  difficulties staffing and managing foreign operations;
  •
  workforce uncertainty in countries where labor unrest is more common than in the United States;
  •
  potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;
  •
  challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;
  •
  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
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  business interruptions resulting from geo-political actions, including war and terrorism.

        These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

        Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Furthermore, the market for aesthetic medical procedures may be particularly vulnerable to unfavorable economic conditions. If approved, it is possible that the use of ANT-1207 for the treatment of primary axillary hyperhidrosis will not be reimbursed by any government or third party and, as a result, demand for this product will be tied to discretionary spending levels of our targeted patient population. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for ANT-1207, AI-09 or any future product candidates, if approved, and challenge raising additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Risks Related to Our Reliance on Third Parties

We contract with third-party manufacturers to produce ANT-1207 for clinical trials and expect to continue to do so to support commercial scale production if ANT-1207 is approved. This increases the risk that we will not have sufficient quantities of ANT-1207 or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

        We rely on contract manufacturers to produce ANT-1207 for our clinical trials, including our active biological components and finished biological product candidates and expect to continue to rely on such contract manufacturers to support our commercial requirements if ANT-1207 is approved. We believe we currently have a sufficient quantity of our active biological components on hand to complete all anticipated clinical trials necessary to apply for regulatory approval for ANT-1207 for primary axillary hyperhidrosis, facial acne, and lateral canthal lines as well as AI-09 for glabellar lines. We plan to rely on third party manufacturers of our active biological components for our future commercial needs, if our products are approved. Additional quantities of the finished biological product candidates will need to be manufactured to complete the clinical trials necessary to apply for regulatory approval for ANT-1207 for primary axillary hyperhidrosis, facial acne, and lateral canthal lines as well as AI-09 for glabellar lines. Additional quantities of the finished biological products will need to be manufactured for our future commercial needs, if our products are approved.

        Reliance on contract manufacturers entails additional risks, including reliance on the contract manufacturer for regulatory compliance and quality assurance, the possible breach of the manufacturing agreement by the contract manufacturer, and the possible termination or nonrenewal of the agreement by the contract manufacturer at a time that is costly or inconvenient for us. Our failure, or the failure of our contract manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of ANT-1207 or any other product candidates or products that we may develop. Any failure or refusal to supply ANT-1207 or any other product candidates or products that we may develop could delay, prevent or impair our clinical development or commercialization efforts.

We rely on third parties and consultants to conduct all our preclinical studies and our clinical trials. If these third parties or consultants do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain or be delayed in obtaining regulatory approval for ANT-1207, AI-09 or any future product candidates.

        We do not have the ability to independently conduct preclinical studies or clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties to conduct clinical trials of our product candidates. The third parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our preclinical studies and clinical trials, we remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and foreign regulatory authorities require us to comply with regulations and standards, commonly referred to as good clinical practice, or GCP, requirements for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We also rely on third parties to assist in the execution, including data collection and analysis, of our clinical trials.

        In addition, the execution of preclinical studies and clinical trials, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. These third parties may terminate their agreements with us upon as little as 30 days' prior written notice of a material breach by us that is not cured within 30 days. Many of these agreements may also be terminated by such third parties under certain other circumstances, including our insolvency or our failure to comply with applicable laws. In general, these agreements require such third parties to reasonably cooperate with us at our expense for an orderly winding down of services of such third parties under the agreements. If the third parties or consultants conducting our preclinical studies or clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our preclinical study protocols clinical trial protocols or GCP, or for any other reason, we may need to conduct additional preclinical studies or clinical trials or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our studies may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, we may not be able to obtain, or may be delayed in obtaining, regulatory approval for and will not be able to, or may be delayed in our efforts to, successfully commercialize the product candidate being tested in such trials.

The manufacturing of our clinical trial biological products is outsourced to third-party contract manufacturers. If these contract manufacturers fail to correctly manufacture our product candidates or are unwilling or unable to manufacture our product candidates, our ability to continue to operate our business would be materially harmed.

        We currently have no manufacturing facilities. The manufacturing of ANT-1207 and AI-09 is currently outsourced to third-party contract manufacturers. In the future we intend to either continue to outsource manufacturing or develop our own manufacturing facilities to support commercial production if our product candidates are approved. If our contract manufacturer or any future contract or in-house manufacturer were to be damaged, destroyed or otherwise unable to operate, whether due to earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our contract or any future in-house manufacturing facility is disrupted for any other reason, such an event could delay our clinical trials or, if our product candidates are approved, jeopardize our ability to deliver our products as promptly as our customers expect or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture or have manufactured an approved product within a timeframe that meets our customers' expectations, our business, prospects, financial results and reputation could be materially harmed.

        Currently, we maintain insurance coverage totaling $250,000 against damage to our property and equipment, $2.0 million in general liability coverage, a $3.0 million umbrella policy. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

We may use third-party collaborators to help us develop or commercialize our products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful.

        We may license or selectively pursue strategic collaborations for the development and commercialization of ANT-1207, AI-09 and any future product candidates. In any third-party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators' resources that will be devoted to performing their responsibilities under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development, validation and commercialization of our product candidates will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

We or the third parties upon whom we depend, including our contract manufacturer and suppliers, may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

        Natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our outsource manufacturer's facilities, or our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and may not be adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Our business and operations would suffer in the event of computer system failures.

        Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Risks Related to Our Intellectual Property

If our efforts to protect our intellectual property related to ANT-1207, AI-09 or any future product candidates are not adequate, we may not be able to compete effectively in our market.

        We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to ANT-1207, AI-09 and our development programs. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market.

        The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law in ways affecting the scope or validity of issued patents. The patent applications that we own or license may fail to result in issued patents in the United States or foreign countries. Competitors in the field of personal care and botulinum toxin have created a substantial amount of prior art, including scientific publications, patents and patent applications. Our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope of such issued patents or any other issued patents we own or license, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the European Patent Office may be opposed by any person within nine months from the publication of their grant. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. In addition, recent changes to the patent laws of the United States provide additional procedures for third parties to challenge the validity of issued patents based on patent applications filed after March 15, 2013. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to ANT-1207, AI-09, or any future product candidates is challenged, then it could threaten our ability to commercialize ANT-1207, AI-09 or any future product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market ANT-1207, AI-09 or any future product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications. Furthermore, for applications filed before March 16, 2013, or patents issuing from such applications, an interference proceeding can be provoked by a third party, or instituted by the United States Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. As of March 16, 2013, the United States transitioned to a "first-to-file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party.

        The change to "first-to-file" from "first-to-invent" is one of the changes to the patent laws of the United States resulting from the Leahy-Smith America Invents Act signed into law on September 16, 2011. Among some of the other changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

        Even where laws provide protection, costly and time-consuming litigation (whether in the United States or abroad) could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and some of our competitors have substantially greater intellectual property portfolios than we have.

        We also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain or enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents.

        In an effort to protect our trade secrets and other confidential information, we require our employees, consultants, collaborators and advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. A breach of confidentiality could significantly affect our competitive position. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. To the extent that our employees, consultants or contractors use any intellectual property owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and other confidential information.

If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed.

        Our research, development and commercialization activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Competitors in the field of dermatology, aesthetic medicine and botulinum toxin have developed large portfolios of patents and patent applications in fields relating to our business. In particular, there are patents held by third parties that relate to the treatment with botulinum toxin-based products for indications we are currently developing. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

        As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, derivation or post-grant proceedings declared or granted by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or future products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property or the patents of our licensors, which could be expensive and time consuming.

        Competitors may infringe our intellectual property, including our patents or the patents of our licensors. As a result, we may be required to file infringement claims to stop third party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

        An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        Interference, derivation, reexamination or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to our patents and patent applications or those of our licensors or collaborators. Litigation or USPTO proceedings brought by us may fail or may be invoked against us by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or collaborators, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

        In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

Risks Related to Government Regulation

Our business and products are subject to extensive government regulation.

        We are subject to extensive, complex, costly and evolving regulation by federal and state governmental authorities in the United States, principally by the FDA, the US Drug Enforcement Administration, or DEA, CDC, and foreign regulatory authorities. Failure to comply with all applicable regulatory requirements, including those promulgated under the Federal Food, Drug, and Cosmetic Act, or FFDCA, the Public Health Service Act, or PHSA, and Controlled Substances Act, may subject us to operating restrictions and criminal prosecution, monetary penalties and other disciplinary actions, including, sanctions, warning letters, product seizures, recalls, fines, injunctions, suspension, revocation of approvals, or exclusion from future participation in the Medicare and Medicaid programs.

        After our products receive regulatory approval or clearance, we, and our direct and indirect suppliers, remain subject to the periodic inspection of plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations. Adverse findings during regulatory inspections may result in the implementation of REMS programs, completion of government mandated clinical trials, and government enforcement action relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls noted above.

If approved, ANT-1207, AI-09 or any of our future products may cause or contribute to adverse medical events that we are required to report to regulatory agencies and if we fail to do so, we could be subject to sanctions that would materially harm our business.

        Some participants in our clinical trials have reported adverse events after being treated with ANT-1207. If we are successful in commercializing ANT-1207 or any other products, FDA and foreign regulatory agency regulations require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

We may in the future be subject to various US federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

        While we do not expect that ANT-1207, if approved for the treatment of primary axillary hyperhidrosis or for any other indication, will subject us to the various US federal and state laws intended to prevent health care fraud and abuse, we may in the future become subject to such laws. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

        The federal False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA, then our revenues could be adversely affected, which would likely harm our business, financial condition, and results of operations.

        State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

        Also, the US Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-US officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of ANT-1207, AI-09 or any future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

        From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of ANT-1207, AI-09 or any future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

  •
  changes to manufacturing methods;
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  recall, replacement, or discontinuance of one or more of our products; and
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  additional recordkeeping.

        Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

Risks Related to this Offering and Our Common Stock

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may adversely affect our operating results.

        As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and NASDAQ, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

        Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

We are an "emerging growth company," and if we decide to comply only with reduced disclosure requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and, for as long as we continue to be an "emerging growth company," we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an "emerging growth company" until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenues of over $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

        Under the JOBS Act, emerging growth companies that become public can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards following the closing of this offering and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

        As a public company in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. We expect that our first report on compliance with Section 404 will be in connection with our financial statements for the year ending December 31, 2016.

        The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of

Section 404 and we may not be able to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting for the year ended December 31, 2014 or for any other period. Accordingly, no such opinion was expressed. Even if we develop effective controls, these new controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate.

        Even after we develop these new procedures, material weaknesses in our internal control over financial reporting may be discovered. To fully comply with Section 404, we will need to retain additional employees to supplement our current finance staff, and we may not be able to do so in a timely manner, or at all. In addition, in the process of evaluating our internal control over financial reporting, we expect that certain of our internal control practices will need to be updated to comply with the requirements of Section 404 and the regulations promulgated thereunder, and we may not be able to do so on a timely basis, or at all. In the event that we are not able to demonstrate compliance with Section 404 in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or the stock exchange on which our stock is listed, and investors may lose confidence in our operating results and the price of our common stock could decline. Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our common stock and our ability to access the capital markets.

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may bear no relationship to the price at which the common stock will trade upon the completion of this offering. Although we have applied to list our common stock on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell the shares you purchase in this offering without depressing the market price for the common stock or to sell your shares at all.

The trading price of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market in general and the market for pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  results from or delays in clinical trials of our product candidates, including our Phase 2b clinical program for ANT-1207;
  •
  announcements of regulatory approval or disapproval of ANT-1207, AI-09 or any future product candidates;
  •
  FDA or other US or foreign regulatory actions affecting us or our industry;
  •
  regulatory or legal developments in the United States and foreign countries;
  •
  introductions and announcements of new products by us, any commercialization partners or our competitors, and the timing of these introductions and announcements;
  •
  variations in our financial results or those of companies that are perceived to be similar to us;
  •
  changes in the structure of healthcare payment systems;

  •
  announcements by us or our competitors of significant acquisitions, licenses, strategic partnerships, joint ventures or capital commitments;
  •
  market conditions in the pharmaceutical and biopharmaceutical sectors and issuance of securities analysts' reports or recommendations;
  •
  quarterly variations in our results of operations or those of our future competitors;
  •
  changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;
  •
  sales of substantial amounts of our stock by insiders and large stockholders, or the expectation that such sales might occur;
  •
  general economic, industry and market conditions;
  •
  additions or departures of key personnel;
  •
  intellectual property, product liability or other litigation against us;
  •
  expiration or termination of our potential relationships with customers and strategic partners; and
  •
  the other factors described in this "Risk Factors" section.

        In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

        Equity research analysts do not currently provide research coverage of our common stock, and we cannot assure you that any equity research analysts will provide research coverage of our common stock after the closing of this offering. In particular, as a smaller company, it may be difficult for us to attract the interest of equity research analysts. A lack of research coverage may adversely affect the liquidity of and market price of our common stock. To the extent we obtain equity research analyst coverage, we will not have any control of the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company, or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

        Upon the closing of this offering, we will have outstanding                shares of common stock, assuming the conversion of all outstanding shares of convertible preferred stock into 4,657,085 shares common stock, the conversion of our convertible debt into            shares of common stock, and the exercise of warrants into          shares of common stock, no outstanding options are exercised and no exercise of the underwriters' over-allotment option. Of these shares,                shares sold in this offering to new investors will be freely tradable and additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements entered into by our directors, officers and substantially all of our equity holders with the underwriters. Stifel, Nicolaus & Company, Incorporated and RBC Capital Markets, LLC, acting as representatives of the underwriters, may release these stockholders from their lock-up agreements with the underwriters at any time prior to their expiration, which would allow for earlier sales of shares in the public market.

        In addition, promptly following the closing of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately                 shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

        Additionally, after this offering, the holders of an aggregate of approximately                shares of our common stock, assuming the conversion of the convertible debt and the exercise of warrants, and assuming no outstanding options are exercised, or their transferees, will have rights, subject to some conditions including the 180-day lockup period described above, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Once we register the issuance of these shares, they can be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our corporate charter documents and under Delaware law could discourage takeover attempts and lead to management entrenchment, and the market price of our common stock may be lower as a result.

        Certain provisions in our certificate of incorporation and bylaws as they will be in effect upon the completion of this offering may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to                shares of preferred stock. Our board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

        Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

  •
  only one of our three classes of directors will be elected each year;
  •
  no cumulative voting in the election of directors;
  •
  the ability of our board of directors to issues shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
  •
  the exclusive right of our board of directors to elect a director to fill a vacancy or newly created directorship;
  •
  stockholders will not be permitted to take actions by written consent;
  •
  stockholders cannot call a special meeting of stockholders;
  •
  stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
  •
  the ability of our board of directors, by a majority vote, to amend the bylaws; and
  •
  the requirement for the affirmative vote of at least 66 2/3% or more of the outstanding common stock to amend many of the provisions described above.

        In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that certain investors are willing to pay for our stock.

        Our amended and restated certificate of incorporation will also provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders.

Concentration of ownership of our common stock among our existing principal stockholders after this offering may effectively limit the voting power of other stockholders, including purchasers in this offering.

        Upon the closing of this offering, our current beneficial owners of        % or more of our common stock will, in aggregate, beneficially own approximately        % of our outstanding common stock, assuming no exercise of the underwriters' over-allotment option, conversion of the convertible debt and exercise of warrants. These stockholders, acting together, will continue to be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

        We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment in us. Our failure to apply the net proceeds of this offering effectively could result in financial losses that could materially impair our ability to pursue our growth strategy, cause the price of our common stock to decline, delay development of our product candidates or require us to raise additional capital.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $                per share, assuming an initial public offering price of $                per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately        % of the total amount invested by stockholders since our inception, but will own only approximately        % of the shares of common stock outstanding after giving effect to this offering.

        This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us.

        Our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect following this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws as they will be in effect following this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

  •
  We will indemnify our directors and officers for serving us in those capacities, or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.
  •
  We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.
  •
  We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
  •
  We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.
  •
  The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.
  •
  We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains.

        We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. As a result, capital appreciation of our common stock, if any, will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, particularly in the sections titled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "will," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially" or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

  •
  our expectations regarding the results and the timing of results in our Phase 2b clinical trial of ANT-1207 for the treatment of primary axillary hyperhidrosis;
  •
  our expectations regarding the results and the timing of clinical trials of ANT-1207 for the treatment of facial acne, lateral canthal lines, or other indications;
  •
  our expectations regarding the results and the timing of preclinical studies and clinical trials of AI-09;
  •
  our expectations regarding our future development of ANT-1207 for other indications;
  •
  our expectation regarding the timing of our regulatory submissions for approval of ANT-1207 for the treatment of primary axillary hyperhidrosis in the United States, Europe and other countries;
  •
  the potential for commercialization of ANT-1207 and AI-09, if approved, by us;
  •
  our expectations regarding the potential market size, opportunity and growth potential for ANT-1207 and AI-09, if approved for commercial use;
  •
  our belief that ANT-1207 and AI-09 can expand the overall botulinum toxin market;
  •
  our ability to build our own sales and marketing capabilities, or seek collaborative partners, to commercialize our product candidates, if approved;
  •
  our ability to scale up manufacturing capabilities if our product candidates are approved;
  •
  estimates of our expenses, future revenue, capital requirements and our needs for additional financing;
  •
  the timing or likelihood of regulatory filings and approvals;
  •
  our ability to advance product candidates into, and successfully complete, clinical trials;
  •
  the implementation of our business model, strategic plans for our business, product candidates and technology;
  •
  the initiation, timing, progress and results of future preclinical studies and clinical trials, and our research and development programs;
  •
  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
  •
  our ability to establish collaborations or obtain additional funding;
  •
  our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
  •
  our use of proceeds from this offering;
  •
  our financial performance; and
  •
  developments and projections relating to our competitors and our industry.

        These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled "Risk Factors" and elsewhere in this prospectus. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances described in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements contained in this prospectus.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, events, circumstances or achievements reflected in the forward-looking statements will ever be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

        This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

        You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement on Form S-1, of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of                shares of our common stock that we are offering will be approximately $             million, based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' overallotment option is exercised in full, we estimate that we will receive net proceeds of approximately $             million.

        We intend to use the net proceeds from this offering as follows:

  •
  approximately $            to fund clinical development for ANT-1207 for primary axillary hyperhidrosis through completion of Phase 2 clinical development;
  •
  approximately $            to fund clinical development for ANT-1207 for facial acne through completion of Phase 2 clinical development;
  •
  approximately $            to fund clinical development for ANT-1207 for lateral canthal lines through completion of Phase 2 clinical development;
  •
  approximately $            to fund IND-enabling toxicology studies and initial clinical trials, if the IND is accepted by the FDA, for AI-09; and
  •
  the remainder for working capital and general corporate purposes.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the implementation of our manufacturing strategy, the status of our product candidate development efforts, our sales and marketing activities, the amount of cash generated or used by our operations, and competition. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

        Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether these investments will yield a favorable return.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our capital stock since our inception. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. As a result, we anticipate that only appreciation of the price of our common stock, if any, will provide a return to investors in this offering for at least the foreseeable future.

 CAPITALIZATION

        The following table describes our cash and capitalization as of December 31, 2014:

  •
  on an actual basis;
  •
  on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the closing of this offering, into an aggregate of 4,657,085 shares of our common stock; (ii) the conversion of all outstanding principal and interest accrued as of December 31, 2014 under our outstanding December & January Notes into an aggregate of 199,007 shares of our common stock, at a conversion price of $9.6791 per share; (iii) the conversion of all outstanding principal and interest accrued as of December 31, 2014 under our outstanding October & November Notes into an aggregate of                         shares of common stock, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus; and (iv) the exercise of all outstanding warrants to purchase shares of common stock into an aggregate of 84,575 shares of our common stock; and
  •
  on a pro forma as adjusted basis to also reflect the sale of                shares of common stock by us in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover of this prospectus.

        Each day during 2015, our outstanding December & January Notes will accrue an aggregate of $485 of additional interest. Each day during 2016, our outstanding December & January Notes will accrue an aggregate of $680 of additional interest. Each day after December 31, 2014, our outstanding October & November Notes will accrue an aggregate of $1,452 of additional interest. The number of additional shares of common stock that we will issue upon conversion of the convertible promissory notes in connection with this offering will be the product obtained by multiplying the daily interest accrual amount by the number of days beginning on January 1, 2015, for the December & January Notes and the October & November Notes, and continuing through to the closing of this offering and divided by $9.6791 for the December & January Notes and by the initial public offering price set forth on the cover page of this prospectus less a 12.5% discount for the October & November Notes.

        The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus and the

"Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information included in this prospectus.

	As of December 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited)
Cash	$5,554,414	$	$

Convertible note, net	$7,057,661	$	$
Accrued interest	479,189
Warrant liability	12,990
Convertible preferred stock, par value $0.0001 per share:
Series A, 2,529,425 authorized, 2,529,421 issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	7,479,760
Series B, 1,136,466 shares authorized, 883,926 shares issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	7,556,705
Series B-2, 318,210 shares authorized, 318,210 shares issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	3,497,967
Series B-3, 985,114 shares authorized, 925,528 shares issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	8,881,213
Common stock, par value $0.0001 per share, 14,000,000 shares authorized, 6,028,159 shares issued and outstanding, actual; shares authorized, shares issued and outstanding pro forma; and shares authorized, shares issued and outstanding pro forma as adjusted	603
Additional paid-in capital	805,335
Accumulated deficit	(31,397,633)

Total shareholders' deficit	(30,591,695)

Total capitalization	$4,373,790	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total shareholders' (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total shareholders' (deficit) equity and total capitalization by approximately $             million.

        The preceding table excludes:

  •
  656,677 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2014 at a weighted average exercise price of $2.06 per share;
  •
  559,205 shares of common stock available for future grant under our Amended and Restated 2006 Stock Incentive Plan as of December 31, 2014; and
  •
  the shares of common stock issuable upon the exercise of warrants to purchase shares of common stock based on interest accrued after December 31, 2014 on our December & January Notes.

DILUTION

        The historical net tangible book value (deficit) of our common stock as of December 31, 2014 was $(3.5) million, or $(0.57) per share, based on the number of shares of common stock outstanding as of December 31, 2014. Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets less total liabilities by the actual number of outstanding shares of our common stock. As of December 31, 2014, we had a pro forma net tangible book value (deficit) of $                , or $            per share of common stock. Pro forma net tangible book value (deficit) per share is equal to our total tangible assets less total liabilities, divided by the pro forma number of shares of our outstanding common stock, counting as outstanding the shares of common stock underlying all outstanding preferred stock, including the 925,528 shares of Series B-3 convertible preferred stock, 318,210 shares of Series B-2 convertible preferred stock, 883,926 shares of Series B convertible preferred stock and 2,529,421 shares of Series A convertible preferred stock issued as of December 31, 2014, the conversion of all outstanding principal and interest accrued as of December 31, 2014 under our outstanding December & January Notes into an aggregate of 199,007 shares of common stock, the conversion of all outstanding principal and interest accrued as of December 31, 2014 under our outstanding October & November Notes into an aggregate of                        shares of common stock, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus and the exercise of outstanding warrants into an aggregate of 84,575 shares of common stock. After giving effect to the issuance of            shares of common stock offered hereby at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as adjusted as of December 31, 2014, will be approximately $            , or approximately $            per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share	$(0.57)
Increase attributable to the conversion of the convertible preferred stock
Pro forma net tangible book value per share before this offering
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

        Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or the underwriters' over-allotment option, you will experience further dilution.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share after this offering by $            per share and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and our estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a concurrent $1.00 increase in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (a) would increase our pro forma as adjusted net tangible book value as of December 31,

2014 by approximately $             million and (b) would also increase the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $            and $            , respectively, after deducting estimated underwriting discounts and commissions. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concurrent $1.00 decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (a) would decrease our pro forma as adjusted net tangible book value as of December 31, 2014 by approximately $             million and (b) would also decrease the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $            and $            , respectively, after deducting underwriting discounts and commissions and our estimated offering expenses.

        The following table summarizes, on a pro forma basis as of December 31, 2014, the difference between existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid. The table assumes that the initial public offering price will be $            , which is the midpoint of the price range set forth on the cover page of this prospectus.

Total Consideration
	Shares Purchased				Average Price per Share
	Number	Percent %	Amount	Percent %
Existing stockholders	$		$		$
New investors

Total	$	100%	$	100%	$

        The share data in the table above is based on shares outstanding as of December 31, 2014, counting as outstanding the shares of common stock underlying all outstanding preferred stock, including the 925,528 shares of Series B-3 convertible preferred stock, 318,210 shares of Series B-2 convertible preferred stock, 883,926 shares of Series B convertible preferred stock and 2,529,421 shares of Series A convertible preferred stock issued as of December 31, 2014, the conversion of all outstanding principal and interest accrued as of December 31, 2014 under our outstanding December & January Notes into an aggregate of 199,007 shares of common stock at a conversion price of $9.6791 per share, the conversion of all outstanding principal and interest accrued as of December 31, 2014 under our outstanding October & November Notes into an aggregate of                         shares of common stock, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus and the exercise of outstanding warrants into an aggregate of 84,575 shares of common stock, and excludes:

  •
  656,677 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2014 at a weighted average exercise price of $2.06 per share;
  •
  the shares of common stock issuable upon the conversion of interest accrued after December 31, 2014 on our December & January Notes and our October & November Notes;
  •
  the shares of common stock issuable upon the exercise of warrants to purchase shares of common stock based on interest accrued after December 31, 2014 on our December & January Notes; and
  •
  559,205 shares of common stock available for future grant under our Amended and Restated 2006 Stock Incentive Plan as of December 31, 2014.

        If the underwriters' over-allotment option is exercised in full, the shares held by existing stockholders will decrease to        % of the total number of shares of common stock outstanding after this offering, and the number of shares held by new investors will increase to            , or        %, of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

        You should read the following selected financial data in conjunction with our audited financial statements and the related notes thereto included elsewhere in this prospectus and in the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations". We have derived the following statement of operations data for the years ended December 31, 2014 and 2013 and balance sheet data as of December 31, 2014 and 2013 from our audited financial statements, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Years Ended December 31,
	2014	2013
Statement of Operations Data:
Revenue	$—	$—
Operating expenses:
Research and development	2,284,320	3,668,772
General and administrative	1,490,582	2,005,129

Loss from operations	(3,774,902)	(5,673,901)
Interest income	3,227	4,381
Interest expense	(478,602)	(1,638)
Change in fair value of warrant liability	17,222	132
Other income	—	3,250

Loss before taxes	(4,233,055)	(5,667,776)
Income tax provision	498	8,182

Net loss	$(4,233,553)	$(5,675,958)

Per Share Data:
Weighted average shares outstanding—basic and diluted(1)	6,028,159	6,019,115
Net loss per share—basic and diluted(1)	$(0.70)	$(0.94)
Pro forma net loss per common share—basic and diluted (unaudited)(1)

(1)
See Note 13 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,
	2014	2013
Balance Sheet Data:
Cash	$5,554,414	$2,902,367
Total assets	6,417,173	3,312,559
Total current liabilities	2,043,383	1,596,808
Total long term liabilities	7,549,840	750,998
Redeemable convertible preferred	27,415,645	27,415,645
Accumulated deficit	(31,397,633)	(27,164,080)
Total shareholders' deficit	$(30,591,695)	$(26,450,892)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section entitled "Risk Factors."

Company Overview

        We are a clinical stage biopharmaceutical company focused on the development, manufacturing and commercialization of novel botulinum products for therapeutic and aesthetic applications. The botulinum toxin type A, or botulinum, market is currently a $2.8 billion global market. All currently approved and commercially available botulinum products are administered by injection. Our lead product candidate, ANT-1207, is a ready-to-use topical formulation of botulinum, which we are developing for the treatment of primary axillary hyperhidrosis, or excessive underarm sweating, facial acne and lateral canthal lines, also called "crow's feet" wrinkles. We believe that, with ANT-1207, we have the potential to expand the botulinum market by increasing the use of botulinum in currently approved indications and by pursuing new indications, such as acne. We have exclusive patent rights covering the use of botulinum for the treatment of acne. We have successfully completed multi-center, double-blind, randomized, clinical trials of ANT-1207 in primary axillary hyperhidrosis, facial acne, and lateral canthal lines and are currently planning Phase 2b clinical trials in each indication. Our second product candidate, AI-09, is a novel injectable formulation of botulinum that is packaged as a ready-to-use liquid preparation for indications where deeper delivery of the botulinum is required. We believe AI-09 will have advantages over existing injectable products, which are all packaged as powders and are not ready-to-use. Both ANT-1207 and AI-09 combine purified botulinum, derived from our proprietary cell line, with our proprietary NDS formulation technology. We own the worldwide rights to ANT-1207, AI-09, and the NDS formulation technology.

        We have never been profitable and, as of December 31, 2014, had an accumulated deficit of approximately $31.4 million. We incurred net losses of $4.2 million and $5.7 million in the years ended December 31, 2014 and 2013, respectively. We expect that net operating losses will be incurred for at least the next several years as we advance ANT-1207 and AI-09 through clinical development, the regulatory approval process, prepare for and, if approved, proceed to commercialization. Additionally, we currently and will continue to utilize third-party clinical research organizations, or CROs, to assist us in completing our clinical development. We will need substantial additional capital to support our development and operating activities, especially as we approach anticipated regulatory approval in the United States and other territories and begin to commercialize our products which will require us to establish our sales capabilities, and given our development stage, we do not yet have a sales or marketing organization. Adequate funding may not be available to us on acceptable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations, and financial condition.

Recent Developments

Convertible Note Financings

        December 2013 through April 2014 Notes. In December 2013 and between January 2014 and April 2014, we issued approximately $1.8 million aggregate principal amount of convertible notes with maturity dates ranging from January 2016 to April 2016 (collectively, the "December & January Notes"). The December & January Notes bore interest at 9% per annum from the date of issuance until October 10,

2014, currently bear interest at a rate of 10% per annum and will bear interest at a rate of 14% per annum beginning October 10, 2015 through maturity. The December & January Notes are convertible at the option of the holder into a number of shares of Series B-3 preferred stock (which would automatically convert into common stock upon the closing of this offering) or common stock, determined by dividing the principal amount of the December & January Notes (plus any accrued and unpaid interest) by $9.6791.

        October & November 2014 Notes.    In October 2014 and November 2014 we issued approximately $5.3 million aggregate principal amount of convertible notes with a maturity date of December 2015, as may be extended to June 2016 (the "October & November Notes") at our sole option so long as we are still making reasonable efforts to complete our clinical development. The October & November Notes currently bear interest at a rate of 10% per annum and will bear interest at a rate of 14% per annum beginning twelve months after issuance through maturity. The October & November Notes are convertible into shares of common stock upon the closing of this offering, determined by dividing the product of the principal amount of the October & November Notes (plus any accrued and unpaid interest) by 1.125, divided by the initial public offering price per share set forth on the cover of this prospectus.

Personnel

        In the fourth quarter of 2014, we hired Fabian Tenenbaum as Chief Financial Officer, who also serves in the capacity of Chief Business Officer.

Financial Operations Overview

Revenue

        We have not realized any revenue for any of our product candidates to date. In 2010, we received a one-time grant of $244,479 from the US Department of Health and Human Services under the Qualifying Therapeutic Discovery Project, which was recorded as revenue.

Operating Expenses

        Our operating expenses consist of research and development expenses and general and administrative expenses. With regard to our operating expenses, the largest component is our personnel costs, which consist primarily of wages, benefits and bonuses as well as related stock-based compensation. We expect costs to continue to increase as we hire new employees to grow our business, conduct clinical trials, prosecute our patents, and incur other operating expenses paid to third parties as we complete development of ANT-1207, AI-09 and other product candidates that we may develop.

  Research and Development Expenses

        Research and development expenses are recognized as they are incurred. From inception, we have focused on our clinical development programs and related research and development. Our research and development expenses consist primarily of:

  •
  salaries and related expenses for personnel in research and development functions, including expenses related to stock-based compensation granted to such personnel;
  •
  expenses related to the completion of clinical trials for ANT-1207 and preclinical studies for AI-09;
  •
  fees paid to clinical consultants, clinical trial sites and service organizations, including laboratories and CROs in conjunction with executing and monitoring our preclinical and clinical trials, formulating and evaluating preclinical and clinical trial data, including all related costs, such as investigator fees, patient screening fees, laboratory work and collection of statistical data and analysis;
  •
  other consulting fees paid to third parties;
  •
  expenses related to production of clinical supplies, including fees paid to contract manufacturers;

  •
  expenses related to license fees and milestone payments under in-licensing agreements; and
  •
  depreciation expense for assets used in research and development activity, amortization and other allocated expenses.

        We have been developing ANT-1207 and AI-09 since 2006 and we rely on our employees, consultants and other outsourced technical and scientific resources across both programs.

        For the years ended December 31, 2014 and 2013, all research and product development costs and associated regulatory efforts have been incurred and associated with both ANT-1207, for the treatment of primary axillary hyperdrosis, facial acne and lateral canthal lines, and AI-09 for the treatment of glabeller lines.

        Our research and development expenditures are subject to various uncertainties principally as they relate to the cost and timing of completing specific projects. In addition, the development timeframes and expenses, and the likelihood of success can differ from expectations and the conclusion of clinical trials may take several years or more depending on the nature, complexity, and intended use of a product candidate. As such, the cost and duration of clinical trials may vary over the life of a project as a result of variances arising during clinical development. It is expected that our research and development expenses will increase as we continue our Phase 2b and then Phase 3 clinical development of ANT-1207 for the treatment of primary axillary hyperhidrosis, facial acne, and lateral canthal lines and as we enter into clinical trials for AI-09 for the treatment of glabellar lines.

  General and Administrative Expenses

        General and administrative expenses consist of administrative and finance expenses in the normal course of operating expenses with a significant portion attributable to legal costs associated with prosecuting and maintaining patents. We expect that our general and administrative expenses will increase in parallel with continued product development and costs associated with operating as a public company for which will include increased staffing and related operating expenses.

  Net Operating Loss and Research and Development Tax Credit Carryforwards

        As of December 31, 2014, we had federal and state tax net operating loss carryforwards of $29.0 million and $29.6 million, respectively, which begin to expire in 2026 and 2019, respectively, unless previously utilized. As of December 31, 2014, we have research and development tax credit carry-forwards of $1.6 million which will expire in various years from 2026 to 2034. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of our net operating losses and credits before we can use them. We have recorded a valuation allowance on all of our deferred tax assets, including our deferred tax assets related to our net operating loss carryforwards and development tax credit carryforwards.

Other Income (Expense)

        Other income (expense) is comprised of interest income and interest expense.

  Interest Income

        Interest income is primarily generated and earned on our cash balances. We expect interest income to fluctuate each reporting period depending on our average cash balances and market interest rates within the reporting period. To date, interest income generated has been insignificant.

  Interest Expense

        Interest expense primarily consists of non-cash interest charges associated with our convertible notes, which is fixed at the inception of the related transaction. Our interest expense also includes a nominal cash component. Our interest expense was $478,602 and $1,638 for the years ended December 31, 2014 and 2013, respectively.

        We expect our December & January Notes to be converted into shares of preferred stock or common stock, at the option of the holder, upon the closing of this offering. Our October & November Notes are expected to be converted into common stock upon the closing of this offering, at which time we expect our interest expense to decrease substantially.

  Change in Fair Value of Common Stock Warrant Liability

        Common stock warrants are recorded either as equity instruments or liabilities at their estimated fair value at the date of issuance. In the case of warrants recorded as liabilities, subsequent changes in estimated fair value are recorded in the statement of operations in the account entitled "Change in fair value of warrant liability". in each subsequent period. The warrants are measured at estimated fair value using the Monte Carlo valuation model. In using the Monte Carlo valuation model, we estimate the probability and timing of potential financing transactions, as applicable. Inherent in this model are assumptions related to expected stock price volatility, expected life, risk-free interest rate and dividend yield.

Income Taxes

        Since inception, we have generated net losses and have not recorded or incurred any US federal or state income tax and the tax benefits of our operating losses have been offset in full by valuation allowances.

Results of Operations

        The following tables provide our statements of operations for the years ended December 31, 2014 and 2013. The information for the years ended December 31, 2014 and 2013 was derived from our audited financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2014	2013
Statements of Operations Data:
Revenue	$—	$—
Operating expenses:
Research and development(1)	2,284,320	3,668,772
General and administrative(1)	1,490,582	2,005,129

Loss from operations	(3,774,902)	(5,673,901)
Interest income	3,227	4,381
Interest expense	(478,602)	(1,638)
Change in fair value of warrant liability	17,222	132
Other income	—	3,250

Loss before taxes	(4,233,055)	(5,667,776)
Income tax provision	498	8,182

Net loss	$(4,233,553)	$(5,675,958)

(1)
Results above include stock-based compensation as follows:

	Year Ended December 31,
	2014	2013
Stock-based Compensation:
Research and development	$74,648	$68,451
General and administrative	18,102	—

Total stock-based compensation	$92,750	$68,451

Results of Operations for the Years Ended December 31, 2014 and 2013

        The following table presents our results for the periods indicated and related changes from the prior period:

	Year Ended December 31,		Change
Operating Expenses	2014	2013	$	%
Research and development	$2,284,320	$3,668,772	$(1,384,452)	(38%)
General and administrative	1,490,582	2,005,129	(514,547)	(26%)

Total operating expenses	$3,774,902	$5,673,901	$(1,898,999)	(33%)

  Research and Development Expenses

        Research and development expenses decreased by approximately $1.4 million or 38%, to $2.3 million, of which approximately $1.3 million, was related to clinical research. Our research and development expenses are variable as clinical trials for our product candidates progress.

  General and Administrative Expenses

        General and administrative expenses decreased by approximately $0.5 million or 26%, to $1.5 million during the year ended December 31, 2014 from $2.0 million during the year ended December 31, 2013. The change was primarily attributable to a decrease in professional fees related to international patent prosecution activity that increased in 2013 as our patent prosecution expanded from the United States to other foreign territories during the year ended December 31, 2013.

	Year Ended December 31,		Change
Other Income (Expense)	2014	2013	$	%
Interest Income	$3,227	$4,381	$(1,154)	(26%)
Interest Expense	(478,602)	(1,638)	476,964	*
Change in fair value of warrant liability	17,222	132	17,090	*
Other income	—	3,250	(3,250)	—

Total other income (expense)	$(458,153)	$6,125	$(464,278)	*

*
Not meaningful.

        Our interest expense increased by $476,964 to $478,602 during the year ended December 31, 2014 from $1,638 during the year ended December 31, 2013 primarily due to new convertible notes issued in December 2013, January through April 2014 and October and November 2014. All of the interest on the convertible notes is non-cash interest expense.

	Year Ended December 31,		Change
Interest Expense	2014	2013	$	%
Cash related interest expense	$461	$590	$(129)	22%
Non-cash interest expense—convertible notes	478,141	1,048	477,093	*

Total interest expense	$478,602	$1,638	$476,964	*

*
Not meaningful.

Income Taxes

        There was no provision or benefit from income taxes during the years ended December 31, 2014 and 2013 other than certain minimum state taxes in states where we operate.

Liquidity and Capital Resources

        Since inception, we have incurred both losses and negative cash flows from our operations. For the year ended December 31, 2014, we generated a net loss of $4.2 million, and used $3.2 million for our operating activities. As of December 31, 2014, we had working capital of $3.6 million and an accumulated deficit of $31.4 million. Our principal sources of liquidity as of December 31, 2014 consisted of cash of $5.6 million.

        Historically, we have financed our operations primarily through proceeds received from private placements of our convertible preferred stock and convertible notes. From inception through December 31, 2014, we have received net cash proceeds of approximately $34.8 million from the sale of convertible preferred stock and convertible notes.

        In December 2013 and between January 2014 and April 2014, we issued approximately $1.8 million aggregate principal amount of convertible notes with maturity dates ranging from January 2016 to April 2016 (collectively, the "December & January Notes"). The December & January Notes bore interest at 9%

per annum from the date of issuance until October 10, 2014, currently bear interest at a rate of 10% per annum and will bear interest at a rate of 14% per annum beginning October 10, 2015 through maturity. The December & January Notes are convertible at the option of the holder into a number of shares of Series B-3 preferred stock (which would automatically convert into common stock upon the closing of this offering) or common stock, determined by dividing the principal amount of the December & January Notes (plus any accrued and unpaid interest) by $9.6791.

        In October 2014, we issued approximately $5.3 million aggregate principal amount of our October & November Notes. The October & November Notes currently bear interest at a rate of 10% per annum and will bear interest at a rate of 14% per annum beginning twelve months after issuance through maturity. The October & November Notes are convertible into shares of common stock upon the closing of this offering, determined by dividing the product of the principal amount of the October & November Notes (plus any accrued and unpaid interest) by 1.125, divided by the initial public offering price per share set forth on the cover of this prospectus.

        We anticipate our existing cash balance, together with the net proceeds of this offering, will fund our lead hyperhidrosis program and related activities through                        .

Cash Flows

        The following summary of our cash flows for the periods indicated were derived from our audited financial statements included elsewhere in this prospectus:

	Year Ended December 31,
Cash Flows	2014	2013
Net cash used in operating activities	$(3,201,205)	$(4,762,286)
Net cash used in investing activities	(12,572)	(14,630)
Net cash provided by financing activities	5,865,824	6,604,368

Change in cash	$2,652,047	$1,827,452

  Cash Flows used in Operating Activities

        Cash used in operating activities is a function of costs associated with our research and development activities including outsourced services, clinical trial related activity and personnel-related expenditures and costs associated with securing and prosecuting our intellectual property. Cash used in operating activities will be affected by our working capital requirements and the extent to which we increase spending on personnel and research and development activities related to our product development and commercialization and marketing of our products.

  Cash Flows used in Investing Activities

        During the years ended December 31, 2014 and 2013, cash used in investing activities was $12,572 and $14,630, respectively.

  Cash Flows provided by Financing Activities

        During the years ended December 31, 2014 and 2013, cash provided by financing activities was approximately $5.9 million and $6.6 million, respectively. Cash flows provided by financing activities for the year ended December 31, 2014 were received from the issuance of convertible notes. During the year ended December 31, 2013, we received cash flows from financing activities included approximately $750,000 and $5.9 million from the issuance of convertible preferred stock and notes, respectively.

Operating and Capital Expenditure Requirements

        We, given our stage of development, have not achieved profitability since inception and we anticipate that such net losses will continue for the foreseeable future. We anticipate that cash expenditures will increase in the near term as we continue to fund our clinical trials of ANT-1207 for the treatment of multiple indications and our development of AI-09 for glabellar lines. Further, as a public company, we will expend substantial funds for audit, legal and other public company related expenses that we did not incur as a private company. We believe and expect that existing capital resources, together with the net proceeds from this offering, will be sufficient to fund our operations for at least the next              months. However, we expect that we will need to raise incremental financing in the future to fund our operations. To meet these additional cash requirements, we may need to sell additional equity or convertible debt securities that may result in dilution to our stockholders. If we do raise additional funds through the issuance of convertible debt securities, these securities could have rights senior to those of our common stock and may contain such terms and conditions that restrict our operations. As such, we are unable to assure you that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Debt financing, when and if available, would result in increased fixed payment obligations and may involve agreements that include covenants that could limit or restrict our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations, and financial condition.

        If sufficient funds are not available to us in a timely manner, or at all, this could result in the termination or delay of clinical trials or other research and development activities for ANT-1207, AI-09 and any other future product candidates, or delay our ability to create our sales and marketing capabilities or other activities and initiatives that would be necessary to commercialize our product candidates, if we obtain regulatory approval. We may decide to raise additional funds even before we need them if the market conditions for raising capital are advantageous. Our future capital requirements depend on many factors, including:

  •
  the timing of, and the costs involved in, obtaining regulatory approvals for ANT-1207, AI-09 or any future product candidates;
  •
  the number and specific characteristics of any additional product candidates we develop or acquire;
  •
  the complexity, status, state and costs of researching and further developing ANT-1207, AI-09 or any future product candidates, and conducting preclinical and clinical trials;
  •
  the cost of commercialization activities if ANT-1207, AI-09 or any future product candidates are approved for sale, including marketing, sales and distribution costs;
  •
  the cost of manufacturing ANT-1207, AI-09 or any future product candidates and any products we successfully commercialize;
  •
  our ability to develop and sustain strategic collaborations, other arrangements and/or licensing and the terms of and timing of such arrangements;
  •
  the extent and level of market penetration and acceptance of any future approved products;
  •
  the emergence, availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;
  •
  any product liability or other lawsuits and proceedings related to our products;
  •
  the cost of attracting and retaining skilled personnel;
  •
  the costs associated with being a public company;
  •
  the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and
  •
  the timing, receipt and amount of sales of, or royalties on, future approved products, if any.

        Please see "Risk Factors" for additional risks associated with our substantial capital requirements.

        We have not generated revenue from ANT-1207 or AI-09 and it is difficult to predict when or if we will generate such source revenue. We do not anticipate that we will generate substantial revenue unless or until we obtain regulatory approval and commercialize ANT-1207 or AI-09. We further anticipate that our continuing operating losses will continue and such result will increase our use of cash used in operations over the next several years.

        Our estimates of future capital requirements are based on a number of assumptions that could prove to be incorrect, and circumstances beyond our control may cause us to exhaust capital quicker than we presently anticipate. For instance, clinical trials of ANT-1207 and AI-09 may meet with technical or other problems that could increase our development costs and time of completion more than we presently expect or the FDA may require us to conduct incremental clinical trials prior to approving ANT-1207 or AI-09. Given the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital that may be required and operating expenditures associated with our current and anticipated clinical trials.

Contractual Obligations

        Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations as of December 31, 2014, which represents material expected or contractually committed future obligations, with terms in excess of one year. We believe that we will be able to fund these obligations through cash generated from funding activities and from our existing cash balances.

	Payments Due by Period
	Total	Year 1	Years 2 to 3	Years 4 to 5	More than 5 Years
Long-term debt obligations
December & January Notes(1)	$1,772,900	$—	$1,772,900	$—	$—
October & November Notes(2)	5,299,965	—	5,299,965	—	—
Operating lease obligations(3)	12,716	12,716	—	—	—

Total	$7,085,479	$12,716	$7,072,763	$—	$—

(1)
These convertible notes will convert into Series B-3 Preferred Stock upon the closing of this offering.

(2)
The October & November Notes are convertible into shares of common stock upon the closing of this offering, determined by dividing the product of the principal amount of the October & November Notes (plus any accrued and unpaid interest) by 1.125, divided by the initial public offering price per share set forth on the cover page of this prospectus.

(3)
Operating lease agreements represent our obligations to make payments under non-cancelable lease agreements for our facilities.

(4)
Does not include the aggregate amount of our development and commercial milestone obligations under our licensing agreements which total under $800,000.

Off Balance Sheet Arrangements

        As of December 31, 2014, we had no material off-balance sheet arrangements.

        In the ordinary course of business, we enter into agreements with third parties that include indemnification provisions which, in our judgment, are normal and customary for companies in our industry sector. These agreements are typically with business partners, clinical sites and suppliers. Pursuant to these agreements, we generally agree to indemnify, hold harmless and reimburse indemnified parties for losses suffered or incurred by the indemnified parties with respect to our product candidates, use of such product candidates, or other actions taken or omitted by us. The maximum potential amount of future payments we could be required to make under these indemnification provisions is unlimited. We have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the estimated fair value of liabilities relating to these provisions are minimal. Accordingly, we have no liabilities recorded for these provisions as of December 31, 2014.

        In the normal course of business, we may be confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits, claims, environmental actions or the actions of various regulatory agencies. We consult with counsel and other appropriate experts to assess the claim. If, in our opinion, we have incurred a probable loss as set forth by accounting principles generally accepted in the United States, an estimate is made of the loss and the appropriate accounting entries are reflected in our financial statements.

Effects of Inflation

        During the periods for which financial information is presented, our business and operations have not been materially affected by inflation.

Critical Accounting Policies

        Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures at the date of the financial statements. Our estimates, assumptions and judgments are based on historical experience and on various other factors that we believe to be reasonable under the circumstances however as we continue the further development of our product candidates historical experience may not necessarily be as relevant and assumptions and judgments would be based on the current environment. A change in assumptions and judgments could change the estimates used in the preparation of our financial statements, which, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis.

        The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Stock-Based Compensation

        We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized over the requisite service period, which is generally the vesting period of the respective awards. Stock-based compensation expenses are classified in the statements of operations based on the functional area to which the related recipients belong.

        The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions that determine the fair value of options. These assumptions are as follows:

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  Expected term—The expected term represents the period that our options are expected to be outstanding.
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  Risk-free interest rate—The risk-free interest rate is based on the US Treasury yield in effect at the time of grant for zero coupon US Treasury notes with maturities approximately equal to the option's expected term.
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  Expected volatility—Historical information for a selection of similar publicly traded companies was the primary basis for the expected volatility.
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  Dividend rate—The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

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  Fair value of stock price—As our common stock is not publicly traded we base the fair value of our common stock used in the Black-Scholes option-pricing model on valuations prepared by independent third party specialists and prices at which we sold our shares of common stock.

        In addition to the assumptions used in the Black-Scholes option-pricing model, a forfeiture rate must also be estimated in order to calculate the stock-based compensation for our options. Our forfeiture rate is based on an analysis of our actual and expected forfeitures. We will continue to evaluate the correctness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other relevant factors. Quarterly assessments in the estimated forfeiture rate could have a significant impact on our stock-based compensation as the cumulative effect of adjusting the rate is recognized in the period in which we re-evaluate the forfeiture estimate. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, we make an adjustment that will result in a decrease to the stock-based compensation recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, we make an adjustment that will result in an increase to the stock-based compensation recognized in our financial statements.

        Going forward, we will continue to use discretion in evaluating the expected term, expected volatility and forfeiture rate with regard to our stock-based compensation calculations on a prospective basis. As additional data is accumulated related to our common stock, we may make revisions to the estimates of our expected terms, expected volatility and forfeiture rates that could materially impact our future stock-based compensation.

Income Taxes

        As part of the process of preparing our financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Our provision for income taxes is determined using the asset and liability approach to account for income taxes. A current liability is recorded for the estimated taxes payable for the current year. Deferred tax assets and liabilities are recorded for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which the timing differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates or tax laws are recognized in the provision for income taxes in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more-likely-than-not to be realized. Changes in valuation allowances will flow through the statement of operations unless related to deferred tax assets that expire unutilized or are modified through translation, in which case both the deferred tax asset and related valuation allowance are similarly adjusted. Where a valuation allowance was established through purchase accounting for acquired deferred tax assets, any future change will be credited or charged to income tax expense.

        The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. In the ordinary course of our business, there are transactions and calculations for which the ultimate tax determination is uncertain. In spite of our belief that we have appropriate support for all the positions taken on our tax returns, we acknowledge that certain positions may be successfully challenged by the taxing authorities. We determine the tax benefits more likely than not to be recognized with respect to uncertain tax positions. Although we believe our recorded tax assets and liabilities are reasonable, tax laws and regulations are subject to interpretation and inherent uncertainty; therefore, our assessments can involve both a series of complex judgments about future events and rely on estimates and assumptions. Although we believe these estimates and assumptions are reasonable, the final determination could be materially different than that which is reflected in our provision for income taxes and recorded tax assets and liabilities.

Recent Accounting Pronouncements

        In November 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-16, "Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity" ("ASU 2014-16"). ASU 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendment clarifies that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. ASU 2016-16 is not expected to have a material impact on our financial position, results of operations or cash flows.

        In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. We are currently evaluating the impact of the new standard.

        In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which provides guidance on management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. The adoption of ASU 2014-15 is not expected to have a material impact on our financial position, results of operations or cash flows.

        In June 2014, the FASB issued ASU No. 2014-10 "Development Stage Entities" ("ASU No. 2014-10"). The amendments to the authoritative literature in this ASU remove the definition of a development stage entity, thereby removing the distinction between the development stage entities and the other reporting entities. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. These amendments are effective for annual reporting period beginning after December 15, 2014, and interim periods beginning after December 15, 2015, however early adoption is permitted. We have elected to early adopt ASU 2014-10 effective with its financial information for the years ending December 31, 2014 and 2013. Upon adoption of this ASU, we eliminated the inception-to-date information in the statements of operations, cash flows and shareholders' deficit and no longer label our financial statements as those of a company in the development stage.

        Management does not believe there would have been a material effect on the accompanying financial statements had any other recently issued, but not yet effective, accounting standards been adopted in the current period.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risks in the ordinary course of our business. These market risks are principally limited to interest rate fluctuations.

        We had cash of $5.6 million at December 31, 2014, consisting primarily of funds in cash and money market accounts. The primary objective of our investment activities is to preserve principal and liquidity while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of our investment portfolio, we do not believe an immediate 1.0% increase in interest rates would have a material effect on the fair market value of our portfolio, and accordingly we do not expect a sudden change in market interest rates to affect materially our operating results or cash flows.

JOBS Act

        Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

BUSINESS

Overview

        We are a clinical stage biopharmaceutical company focused on the development, manufacturing and commercialization of novel botulinum products for therapeutic and aesthetic applications. The botulinum toxin type A, or botulinum, market is currently a $2.8 billion global market. All currently approved and commercially available botulinum products are administered by injection. Our lead product candidate, ANT-1207, is a ready-to-use topical formulation of botulinum, which we are developing for the treatment of primary axillary hyperhidrosis, or excessive underarm sweating, facial acne and lateral canthal lines, also called "crow's feet" wrinkles. We believe that, with ANT-1207, we have the potential to expand the botulinum market by increasing the use of botulinum in currently approved indications and by pursuing new indications, such as acne. We have exclusive patent rights covering the use of botulinum for the treatment of acne. We have successfully completed multi-center, double-blind, randomized, clinical trials of ANT-1207 in primary axillary hyperhidrosis, facial acne, and lateral canthal lines and are currently planning Phase 2b clinical trials in each indication. Our second product candidate, AI-09, is a novel injectable formulation of botulinum that is packaged as a ready-to-use liquid preparation for indications where deeper delivery of the botulinum is required. We believe AI-09 will have advantages over existing injectable products, which are all packaged as powders and are not ready-to-use. Both ANT-1207 and AI-09 combine purified botulinum, derived from our proprietary cell line, with our proprietary NDS formulation technology. We own the worldwide rights to ANT-1207, AI-09, and the NDS formulation technology.

        Our lead indication for ANT-1207 is primary axillary hyperhidrosis. Approximately 2.8% of the U.S. population is estimated to suffer from hyperhidrosis, which equates to approximately 9 million people based on the current population of the United States. Hyperhidrosis is excessive sweating that may occur in the underarms, hands, feet, forehead and other areas of the body. The most common area affected by hyperhidrosis is the underarms, which is called primary axillary hyperhidrosis. This condition is believed to be caused by dysregulation of the sweat glands that are controlled by nerves in the underarms that regulate the degree of sweating by releasing the neurotransmitter acetylcholine which stimulates sweat production. Botulinum blocks acetylcholine release from the nerve cells and thereby reduces sweat production. Botox, an injectable botulinum product, is approved as a treatment for primary axillary hyperhidrosis, but requires up to 30 injections into the underarms during a single office visit. We believe topical treatment with ANT-1207 would have substantial advantages over injections for both physicians and patients, including the elimination of the pain, bleeding and bruising associated with needle-sticks. We have completed a 71-patient multi-center, double-blind, controlled, randomized, sequential dose-escalation clinical trial for ANT-1207 in the United States, which demonstrated a clinically meaningful and statistically significant improvement in primary axillary hyperhidrosis as compared to patients who received inactive vehicle control. Based on our clinical trial results and our analysis of Botox's pivotal clinical trial data, we believe that our clinical trial results for ANT-1207 are consistent with those found for injected Botox. We are currently planning a Phase 2b clinical trial in approximately 150 primary axillary hyperhidrosis patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the first half of 2015 and to report results at the end of 2015.

        Our second indication for ANT-1207 is facial acne. Approximately 55 million people suffer from acne in the United States. The global market for acne products is estimated at $6 billion, divided approximately evenly between prescription pharmaceutical products and over-the-counter products. There have been no novel pharmacologic approaches to acne treatment in the last 30 years and we believe the introduction of a botulinum-based treatment would represent a significant innovation in the field. As in hyperhidrosis, acetylcholine is believed to play an important role in acne by stimulating the sebaceous gland in skin pores and causing these glands to produce an excess of sebum, an oily substance that may lead to acne lesions. We believe that ANT-1207 will block acetylcholine signaling and thereby reduce excessive sebum production and treat or prevent acne. We have completed a 72-patient multi-center, double-blind, controlled, randomized, sequential dose-escalation clinical trial in the United States, which, based on our analysis of the data, demonstrated clinically significant improvements in acne as compared to inactive vehicle control. We are currently planning a Phase 2b clinical trial in approximately 150 patients to establish the dose for our Phase 3 clinical trials. We expect to initiate this trial in the second half of 2015 and to report results mid-2016.

        Our third indication for ANT-1207 is lateral canthal lines, the wrinkles that may form next to the eyes, commonly referred to as crow's feet. According to the American Society of Plastic Surgeons' report, there were 6.3 million injectable botulinum aesthetic procedures in the United States in 2013. According to Global Business Intelligence Research, injectable botulinum worldwide sales for aesthetic treatments were approximately $1.3 billion in 2013. We believe that our topical botulinum treatment is comparable in efficacy to injected botulinum treatments and, due to its topical administration, if approved, will appeal to many patients currently receiving injectable botulinum treatments and new patients. We have completed a 111-patient multi-center, double-blind, randomized, controlled, dose-escalation clinical trial in the United States which demonstrated clinically meaningful and statistically significant improvement in lateral canthal lines as compared to inactive vehicle control. We are currently planning a Phase 2b clinical trial in approximately 150 patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the second half of 2015 and to report results mid-2016.

        Our second product candidate, AI-09, is a novel injectable formulation of botulinum. AI-09 is packaged as a ready-to-use liquid preparation for indications where deeper delivery of botulinum is required. Currently marketed injectable botulinum products are lyophilized, or freeze dried, and therefore have to be reconstituted with saline in the physician's office prior to use. Currently approved botulinum products on the market also contain human albumin, a protein in blood plasma, which presents a risk of transmittable diseases. In standard preclinical models, AI-09 has demonstrated excellent long-term stability of potency and efficacy, comparable to botulinum dissolved in saline. Our first indication will be the treatment of glabellar lines, the vertical lines between the eyebrows and above the nose. Following a pre-IND meeting with the FDA that occurred in September 2014, we are conducting IND-enabling preclinical studies for AI-09 which we expect to complete in the first half of 2015. We plan to file an IND for AI-09 with the FDA in order to initiate clinical trials in the second half of 2015.

        Our NDS formulation technology takes a new and completely different approach to enabling the transdermal delivery of large molecules, such as botulinum. Our NDS formulation technology coats the botulinum with a proprietary formulation of excipients, or therapeutically inactive ingredients. We believe that this coating shields the charges carried by the botulinum such that the botulinum molecules do not adhere to the surface or other structures of the skin or to each other. The NDS coating thereby enables the molecules to enter into the small naturally-occurring gaps between skin cells. ANT-1207 is applied to the skin in the physician's office where it is massaged into these gaps between the skin cells. Our proprietary NDS formulation technology is also utilized in AI-09 where it stabilizes the botulinum in a liquid medium for at least 34 months. By contrast, the stability of commercially available injectable botulinum products is limited to 24 hours after reconstitution, according to their package inserts.

        We have a proprietary cell line for the production of botulinum that is incorporated into our product candidates, ANT-1207 and AI-09. This cell line was licensed from the University of Massachusetts and we have the exclusive worldwide rights to its commercial use. We believe we have sufficient quantity of botulinum available to manufacture all the drug product needed to complete the three clinical development programs for ANT-1207, as well as the single indication under development for AI-09. We are licensed with the Centers for Disease Control and Prevention, or CDC, to possess both the cell line that makes botulinum as well as the botulinum itself.

        We own the worldwide rights to ANT-1207, AI-09 and the NDS formulation technology. As of the date of this prospectus, we own or license rights to 25 issued patents and 96 pending patent applications, including foreign counterparts of US patents and patent applications. Of the patents we own or license rights to, four are issued in the United States. The earliest that any of our US patents for ANT-1207 will expire is October 21, 2022, and the latest US patent has an expiration date of December 31, 2030, excluding any potential patent extensions. We have an exclusive license to the patents covering the commercialization of botulinum in the treatment of acne in the United States, Europe, Japan, Australia, Canada, China, Korea, and New Zealand.

Our Strategy

        Our objective is to be a leading provider of botulinum products across multiple therapeutic and aesthetic indications in both topical and injectable dosage forms and to expand the market for botulinum products.

        Key elements of our strategy are:

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  Complete Development and Seek Regulatory Approval for ANT-1207 for Primary Axillary Hyperhidrosis.  The treatment of excessive sweating is a major unmet need among the 9 million people in the United States who have the medical condition hyperhidrosis and among an estimated 50 million people in the United States who believe that their antiperspirants are ineffective. Current topical products for excessive sweating are relatively ineffective; injections of botulinum are painful and time-consuming, as are treatments with medical devices and surgery, which may also have significant side effects. We believe ANT-1207 has the potential to offer a solution to this unmet need, with an effective, painless, quick and long-lasting treatment. We are currently planning a Phase 2b clinical trial in primary axillary hyperhidrosis, which we expect to initiate in the first half of 2015. The objective of this trial is to identify a dose to bring into our Phase 3 clinical trials. We plan to complete the Phase 2 clinical program at the end of 2015 and then meet with the FDA for an End-of-Phase 2 meeting, with the goal of initiating Phase 3 clinical trials mid-2016.
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  Expand the Market for ANT-1207 by Pursuing Development and Approval in Facial Acne, Lateral Canthal Lines and Potentially Other Indications.  We believe that our topical ANT-1207 can expand the botulinum market into indications for which currently available injectable botulinum is not approved or not practical, such as acne, due to the numerous injections it would require. We believe that the commercial potential of ANT-1207 in acne could be substantial given the number of patients, current sub-optimal treatments and the significant advantages of a long lasting, painless, topical approach to treatment. We also believe that our topical ANT-1207 could expand the existing botulinum market to include people who prefer not to receive currently approved botulinum treatments, since all such treatments require needle injections. We believe that the treatment of lateral canthal lines is an example of this type of indication.
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  Advance AI-09 into Clinical Development.  We plan to file an IND for our second product candidate, AI-09, with the FDA in the first half of 2015 to advance AI-09 into a first-in-man clinical trial for the treatment of glabellar lines. This first trial is expected to be a multi-center, double-blind, controlled, randomized, sequential dose escalation study. Currently, all injectable botulinum products on the market are lyophilized or freeze-dried, contain human albumin and must be reconstituted in the physician's office prior to use. AI-09 will be packaged as a ready-to-use injectable liquid formulation that contains no human albumin and does not require lyophilization in the manufacturing process nor reconstitution in the physician's office.
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  Build Our Own Sales and Marketing Capabilities to Commercialize ANT-1207 and AI-09 in North America.  If ANT-1207 is approved for the treatment of primary axillary hyperhidrosis, we intend to build our own sales force and commercial organization to launch ANT-1207 in North America. Specifically, we plan to build a focused, specialized sales force to target dermatologists. Targeting dermatologists has the dual benefit of establishing treatment credibility with the most relevant medical experts and requires only a relatively small specialty sales force. We believe this sales force could be used to sell both ANT-1207 and AI-09, if approved. After establishing ANT-1207 with dermatologists, we would expect to expand marketing efforts to primary care physicians and consumers through the use of advertising.

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  Establish Selective Strategic Partnerships to Maximize the Commercial Potential of Our Product Candidates and NDS Formulation Technology.  Outside of North America, we plan to evaluate whether to develop and commercialize our product candidates on our own or in collaboration with potential partners. We also plan to evaluate opportunities to develop additional products ourselves using our NDS formulation technology and to evaluate licensing opportunities with other biopharmaceutical companies that may have interest in our technology to formulate their own large and small molecules for topical or injectable delivery.

The Botulinum Market

        Botulinum is a protein and neurotoxin produced by clostridium botulinum. According to the market research firm La Merie Business Intelligence, the worldwide injectable botulinum market has grown to $2.8 billion in 2013 and is expected to grow to $4.4 billion in 2017. We expect continued growth of the botulinum market through new indications, geographic market expansion and introduction of new dosage forms and formulations.

        Since 1989, botulinum in an injectable dosage form has been used to treat a variety of therapeutic and aesthetic indications in the United States. Three injectable botulinum products, Allergan's Botox, Ipsen SA's Dysport®, and Merz Pharma GmbH & Co KGaA's Xeomin have been approved for use in the United States. No topical botulinum products have been approved for use in the United States, or elsewhere, to our knowledge.

        Hyperhidrosis is an approved indication for Allergan's injectable Botox. We are aware that Revance Therapeutics, Inc., or "Revance", is developing a topical botulinum product candidate and that hyperhidrosis is one of several secondary indications that they are pursuing for their product. Revance employs a topical delivery system that is completely different from our NDS formulation technology. Revance has stated that they are in Phase 2 clinical trials for the development of hyperhidrosis as a treatment indication, but at the highest dose of 11 ng/ml of botulinum tested by them to date, they have not yet found an adequately effective dose to bring into Phase 3 clinical trials and they plan to next test a dose of 25 ng/ml to determine whether that might be adequately effective. A published study on the use of Revance's delivery technology for the treatment of hyperhidrosis suggests that they apply 1.5 ml of their product per underarm; 1.5 ml of product with 11 ng/ml would equate to a dose of 16.5 ng of botulinum per underarm. By contrast, in a clinical trial, a dose of our ANT-1207, containing only 0.2 ng of botulinum per underarm, was clinically and statistically superior to vehicle control in treating hyperhidrosis. Based on our analysis of the Botox pivotal clinical trial data, we believe our clinical trial results are consistent with those found for injected botulinum. We believe Revance's product candidate currently requires reconstitution in the office, is left on the skin for 30 minutes and then the excess product is required to be wiped off and deactivated. Based on our experience in our clinical trials, ANT-1207 does not require reconstitution, wipe-off or deactivation and the procedure lasts approximately 10 minutes.

        We have an exclusive license to the patents covering the commercialization of botulinum in the treatment of acne in the United States, Europe, Japan, Australia, Canada, China, Korea, and New Zealand. We are not aware of any company that has a botulinum-based product either approved or in development for the treatment of acne. We believe that we have the potential to be the first company to reach the market with a botulinum-based product for acne.

        The treatment of lateral canthal lines is an approved indication for Allergan's injectable Botox. We are aware that Revance's lead indication for its topical botulinum product candidate is the treatment of lateral canthal lines and that they are preparing for new pivotal Phase 3 clinical trials for this indication with the primary endpoint of improving these lines when the patient is not smiling, also called "at rest" improvements.

        In addition to hyperhidrosis, other approved therapeutic indications for injectable botulinum include upper limb spasticity, chronic migraine, overactive bladder, urinary incontinence, cervical dystonia, or muscular contractions in the neck, blepharospasm, or uncontrolled blinking, and strabismus, or cross-eyes. In addition to lateral canthal lines, the only other approved aesthetic indication for injectable botulinum is glabellar lines.

Our Technology

        We use our proprietary NDS formulation technology to enable ANT-1207 to deliver botulinum into and through the skin. Historically, molecular size, referred to as "molecular weight," has been understood to be a critical determinant of whether a pharmaceutical active ingredient could pass through the skin. We believe that electrostatic charges occurring on the molecular level may further impede penetration for molecules that otherwise would be small enough to physically pass through the skin. Electrostatic charges cause the molecules of the active ingredient to stick to the cells on the surface or other structures of the skin or to each other, forming clumps of molecules or molecular aggregates that, by their even greater size, further impede potential penetration into the skin. Botulinum is a large protein that carries electrostatic charges. We believe that all currently approved topical prescription products have active ingredients with molecular weights below 500. By contrast, botulinum has a molecular weight of approximately 150,000. However, using our NDS formulation technology, we have been able to mitigate the sticking and clumping caused by the electrostatic charges of the botulinum molecule and deliver it into and through the skin, despite its larger size.

        Traditional approaches to pharmaceutical transdermal delivery have had limited success in delivering large molecules into the skin. These traditional delivery technologies have relied on chemical or physical penetration enhancers to disrupt or damage the top layer of the skin, called the stratum corneum, to allow the active pharmaceutical ingredient to pass into the skin. We believe that this approach does not address all the factors impeding the delivery of large molecules into the skin. Furthermore, the skin damage caused by these approaches is undesirable because it can irritate the skin, causing pain and redness and potentially lead to skin infections.

        Our NDS formulation technology takes a new and completely different approach to enabling the transdermal delivery of large molecules such as botulinum. Our NDS formulation technology coats the botulinum with a proprietary formulation of excipients. We believe that this coating shields the charges carried by the botulinum such that the botulinum molecules do not adhere to the surface or other structures of the skin or to each other. The NDS coating thereby enables the molecules to enter into the small naturally occurring gaps between skin cells. ANT-1207 is administered in the physician's office as a lotion placed on the treatment area drop-by-drop from the dropper bottle, spread over the treatment area with a gloved finger, and then massaged into the skin until it is no longer visible to the eye or apparent to the touch. As Figure 1 illustrates, we believe that once the botulinum enters into the skin, it diffuses between the cells to reach its intended biological targets. For the treatment of primary axillary hyperhidrosis and facial acne, the biological targets are the sweat glands and sebaceous glands, respectively, that are just below the surface of the skin and that are connected to the surface of the skin through the skin pores. For the treatment of lateral canthal lines, the biological targets are the muscles below the full thickness of the skin that, when contracted, pull the skin together to form lateral canthal lines. All of the excipients we use in the NDS formulation technology are generally considered to be safe and are used as excipients in other approved pharmaceuticals.

Figure 1: NDS Transdermal Delivery

Our NDS formulation technology also stabilizes large proteins such as botulinum when they are stored as liquid products. Traditionally, botulinum has limited stability in a liquid environment, such as saline. The package insert for Botox states that it should be used within 24 hours after reconstitution with saline from its powdered form. In laboratory testing, ANT-1207 and AI-09 have been shown to maintain their potency in a liquid formulation for at least 24 and 34 months, respectively.

Our Product Candidates

        The table below provides a summary for our ANT-1207 and AI-09 development programs.

Figure 2: Product Development Status

ANT-1207—Our Topical Formulation of Botulinum

        ANT-1207, our lead product candidate, is a topical formulation of botulinum. The botulinum in ANT-1207 blocks neuromuscular transmission by binding to receptor sites on sympathetic or motor nerve terminals, entering the nerve terminals, and inhibiting the release of specific neurotransmitters. For example, when applied topically for the treatment of primary axillary hyperhidrosis, ANT-1207 temporarily interrupts the nerve connections to the sweat glands, resulting in local reduction in sweating. When applied topically for the treatment of facial acne, ANT-1207 interrupts the nerve connections to the sebaceous glands, resulting in local reduction in sebum production. Sebum production is the first step in the formation of acne. By blocking this step, we believe botulinum will prevent or reduce the formation of acne lesions. When applied topically to lateral canthal lines, ANT-1207 leads to partial interruption of the nerve connections to the muscles directly under the skin where it is applied, resulting in a localized reduction in muscle activity and improvement in lateral canthal lines.

        ANT-1207 uses our proprietary NDS formulation technology, which enables delivery of botulinum into the skin, eliminating the need for injections. We plan to supply ANT-1207 in a single-use dropper bottle. ANT-1207 is expected to be administered in the physician's office as a lotion placed on the treatment area, and then massaged into the skin with a gloved finger until it is no longer visible to the eye or apparent to the touch. In clinical trials for hyperhidrosis, ANT-1207 is administered in approximately 10 minutes.

        The development of ANT-1207 in the United States has been conducted under an IND filed by us with the FDA in September 2009. This IND covers the treatment of primary axillary hyperhidrosis, facial acne, and lateral canthal lines. To date, ANT-1207 has been tested in approximately 500 subjects with no serious adverse effects reported.

ANT-1207 for the Treatment of Primary Axillary Hyperhidrosis

Overview

        Hyperhidrosis is a medical condition in which excessive sweating is frequent and extreme. Approximately 9 million people in the United States suffer from hyperhidrosis. Primary axillary hyperhidrosis, or excessive underarm sweating, is believed to be caused by dysregulation of the sweat glands that are controlled by nerves in the underarms that regulate the degree of sweating by releasing the neurotransmitter acetylcholine. ANT-1207 contains botulinum which, when absorbed into the skin of the underarms, enters the nerves and prevents the release of acetylcholine, thereby causing a reduction in sweating. We have completed a multi-center, double-blind, randomized, sequential dose-escalation clinical trial demonstrating that ANT-1207 is effective in treating primary axillary hyperhidrosis. We are currently planning a Phase 2b clinical trial in approximately 150 patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the first half of 2015 and to report results at the end of 2015.

Current Hyperhidrosis Market

        According to MarketLine, in 2013, global sales of antiperspirant and related products to reduce sweating were approximately $16 billion. While standard over-the-counter antiperspirants are effective for the majority of people, Unilever, a major manufacturer of antiperspirants, reported in 2009 that their market research found that 25% or more of consumers were "excessive sweaters" for whom standard antiperspirants were inadequate to control sweating. This and other findings led antiperspirant manufacturers to develop an "extra-strength" antiperspirant category which has enjoyed commercial success. Despite the introduction of these new products, a consumer survey conducted in 2013 on our behalf found that of 2,599 adults surveyed, 17% indicated that their antiperspirant was ineffective and experienced excessive sweating. This suggests that approximately 50 million people in the United States believe their antiperspirant is ineffective and are experiencing excessive sweating.

        Published epidemiologic studies suggest that approximately 3% of the population suffer from hyperhidrosis. The results of the 2013 survey of 2,599 consumers conducted on our behalf were consistent with these studies, finding that 3% of the population suffer from hyperhidrosis. This suggests that hyperhidrosis affects approximately 9 million people in the United States. Published epidemiologic studies also suggest that men and women are approximately equally afflicted by this condition. People who have this condition find it devastating both in work and social situations. Formal quality of life studies conducted by dermatologists have found that patients with this condition score at the highest levels of impairment on quality of life scales, with scores being similar to patients with severe psoriasis or acne. On a practical level, hyperhidrosis patients often need to change their clothing several times a day and frequently dispose of clothing due to permanent sweat stains. While excessive sweating is most frequently manifested in the underarms, it can also be manifested on the forehead, hands, feet, back, and groin.

        The severity of hyperhidrosis is measured through self-assessment using a scale called the Hyperhidrosis Disease Severity Scale, or HDSS. On the HDSS, the definition of "Moderate" is "My sweating is barely tolerable and frequently interferes with my daily activities."

        The effective and painless treatment of hyperhidrosis is a largely unmet medical need. Current treatments available for hyperhidrosis include injectable botulinum, medical-strength topical antiperspirant solutions, oral medications, medical devices, and surgery. These treatments are either effective but painful and time-consuming, or relatively ineffective.

        Botox was approved in 2004 for the treatment of primary axillary hyperhidrosis. However, the treatment requires up to 30 injections in the underarms in a single treatment session. These injections can be painful to the patient and are time-consuming for the physician. As a result of these challenges, we believe sales of injectable botulinum for hyperhidrosis have been limited. We believe that a topical botulinum formulation such as ANT-1207 would encourage more patients to seek treatment because they would not have to suffer the pain of numerous injections. We believe that ANT-1207 could significantly decrease the time required of the physician because a topical application of approximately 10 minutes may be faster than performing up to 30 injections after product reconstitution. Additionally, depending on the approved indication and state laws, it may be possible to delegate the application of our topical treatment to other medical staff and the procedure may therefore not require the physician's time.

        Currently available over-the-counter antiperspirants for hyperhidrosis use aluminum-based compounds in a variety of formulations. These treatments are frequently ineffective and can irritate the underarms. Oral medications, such as glycopyrrolate, oxybutynin, benztropine, and propantheline, are used by some physicians to treat hyperhidrosis even though the FDA has not approved these products for this indication. These medications may have significant side effects, including dry mouth, constipation, impaired taste, blurred vision, urinary retention, and heart palpitations. Medical devices have been developed that attempt to destroy the sweat glands in the underarms using high levels of directed energy, such as microwaves. These device treatments require pre-treatment with multiple injections of an anesthetic, may still be painful after such pre-treatment, are time-consuming, and generally require two or more office-based treatments to be effective. Iontophoresis, or the use of low levels of electrical current on skin, can be used to treat hyperhidrosis, but requires recurring treatments and is used primarily for the treatment of the hands and feet but not the underarms. A surgical procedure is also available for treatment of primary axillary hyperhidrosis, which involves cutting into the chest to sever the nerve that is involved in stimulating the sweat glands. This procedure is not commonly used given that it is a significant surgery that requires a recovery period, has the possibility of serious side effects and has the risk of death associated with chest surgery.

Market Opportunity for ANT-1207 in Primary Axillary Hyperhidrosis

        In 2013, we commissioned a survey in which 2,599 consumers were surveyed regarding excessive sweating and its potential treatment with a product with similar characteristics as ANT-1207. As part of this research, a third party surveyed US consumers who were 18 years old or older. We believe these consumers were approximately representative of the demographics of consumers in the United States. The participants were recruited and surveyed online. The product was described as a topical botulinum product, which was applied in the physician's office, reduced symptoms of sweating in 97% of patients receiving treatment, resulted in a materially complete cessation of all sweating symptoms in 60% of patients following one treatment, and had a treatment duration of six to nine months. 17% of all surveyed respondents reported that their antiperspirant was ineffective and that they sweated too much. Of the survey respondents who indicated that their antiperspirant was ineffective and they sweated too much, 37% of men and 54% of women indicated that they were likely to seek treatment with a product like ANT-1207 at the physician's office were it to be approved and available. Of the survey respondents who rated themselves as Moderate to Severe on the 4-point HDSS used in the Botox pivotal clinical trial for the treatment of primary axillary hyperhidrosis, 67% of men and 74% of women indicated that they were likely to seek treatment with a product like ANT-1207 at the physician's office were it to be approved and available. The survey demonstrated that the underarms were, by far, the top choice for body location sought by female and male consumers for the profiled treatment of their excessive sweating. If the profiled treatment were to be successful for the underarms, and then available for other treatment areas, 46% of women and 42% of men would want treatment for their foreheads and 35% of women and 42% of men would want treatment for their groin. The back, hands, and feet were also areas where both women and men would want additional treatments.

        We believe that, compared to injectable botulinum and other currently available treatment options, ANT-1207 provides the following benefits to primary axillary hyperhidrosis patients and their treating physicians:

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  ANT-1207 is effective at reducing sweating for up to six months following a single treatment.  Based on results from our clinical trials and our analysis of the Botox pivotal clinical trial data, we believe our clinical results for ANT-1207 are consistent with those found for injectable Botox, with a similar duration of effect.

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  The ANT-1207 procedure has not shown any signs of pain, bruising, bleeding, or any of the other adverse events associated with injections, medical device treatments, or surgery.  The ANT-1207 procedure consists of massaging the product into the skin of the underarm with the gloved finger of a physician or medical staff. In clinical trials with ANT-1207 in approximately 500 patients across three different indications, adverse events have been minimal and there has been no report of the spread of botulinum away from the treatment site.

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  Treatment with ANT-1207 is a relatively quick procedure.  Based on our experience in our clinical trials, it takes approximately 10 minutes to administer ANT-1207. By comparison, treatment with injectable botulinum, medical devices, and surgical procedures are all time-consuming and may also involve additional pre- or post-treatment procedures.

        We believe that ANT-1207 provides the following additional benefits to physicians:

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  ANT-1207 may not require that the physician administer the product and therefore it may save the physician time that may be used to profitably treat other patients.  Treatment with injectable botulinum or surgery requires that the physician perform the procedure. By contrast, treatment with ANT-1207 may be able to be performed by the physician's medical staff.

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  ANT-1207 offers the physician an opportunity to receive greater fees.  Presently, physicians receive approximately $70 for a procedure involving up to 30 injections of Botox with the medication being reimbursed by insurance separately. We plan to sell ANT-1207 directly to the physician and have the patient pay an out-of-pocket fee set by the physician covering the cost of the product and procedure. We believe the physician has an opportunity to be financially better off from such an out-of-pocket charge than from current insurance reimbursement.

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  ANT-1207 is simple to use and the results are not technique dependent.  ANT-1207 comes in a ready-to-use, single-use dropper bottle that has the proper dose of the product to treat one patient. Treatment with ANT-1207 requires minimal specialized training and consists of simply massaging the product into the skin of the underarm with a gloved finger until no product is visible to the eye or can be sensed with the finger.

        We believe that there are a number of precedents for pharmaceuticals that treat non-life-threatening but symptomatic conditions like hyperhidrosis to be commercially successful. For example, peak global sales observed or projected by third-party industry analysts for classes of medications used to treat other non-life-threatening conditions include erectile dysfunction with current annual sales of $4.3 billion, overactive bladder with current annual sales of $3.0 billion and an estimated peak annual sales of $4.0 billion, testosterone replacement with current annual sales of $2.0 billion and estimated peak annual sales of $5.1 billion, dry eye syndrome with current annual sales of $1.5 billion and estimated peak annual sales of $4.0 billion, and irritable bowel syndrome with current annual sales of $1.6 billion and estimated peak annual sales of $5.5 billion. The prevalence of erectile dysfunction is comparable to excessive sweating in the United States, with approximately 6 million people suffering from the severe form of erectile dysfunction as compared to 9 million people suffering from hyperhidrosis, and with approximately 28 million people suffering from the mild to moderate form of erectile dysfunction as compared to approximately 50 million people suffering from the mild to moderate form of excessive sweating. Additionally, a significant portion of sales of erectile dysfunction medication are paid for out-of-pocket by patients, which is similar to the payment model we anticipate for sales of ANT-1207.

Clinical Trial Results

        We have completed a multi-center, double-blind, randomized, controlled sequential dose-escalation clinical trial evaluating the safety, tolerability, and efficacy of ANT-1207 for the treatment of primary axillary hyperhidrosis in adults. In this initial clinical trial, we enrolled 71 patients who had both moderate to severe primary axillary hyperhidrosis as assessed on the 6-point patient self-assessment scale shown in Figure 3, called the Hyperhidrosis Disease Severity Scale, or HDSS, and who produced 100 mg or more of sweat in a five-minute period at rest in the physician's office, called gravimetric sweat production, or GSP. Four dose levels of ANT-1207 were tested: 0.06 ng, 0.2 ng, 0.5 ng, and 1.2 ng per treatment site, which was the underarm. The patients were observed prior to treatment and then at week 1, 2, 4, 12, 18, and 26 after one treatment with ANT-1207. The clinical trial was conducted across seven study centers in the United States.

Figure 3: The 6-Point Hyperhidrosis Disease Severity Scale (HDSS)

        Because we found that the three highest dose treatment arms demonstrated comparable therapeutic responses, as shown further below in Figure 7, we combined the data from these treatment arms in the most stringent composite responder analysis we conducted. In this analysis, a responder was defined as a patient who experienced both a 2-point or greater reduction on the 6-point HDSS and a 50% or greater reduction in GSP the combination of which is considered clinically meaningful. The requirement to be a responder by two separate response measurements is called a composite responder analysis. In this composite responder analysis, as shown in Figure 4 below, ANT-1207 had a peak response rate at week 12 of 65% versus vehicle, which had a 29% response rate at the same time point. The difference between ANT-1207 and vehicle was statistically significant at both week 4 and week 12, with p<0.05. The p-value represents the probability that the difference between the two groups is due to chance rather than drug effect, and when that probability is less than 5%, or p<0.05, the result is considered statistically significant.

Figure 4: Composite Responder Analysis at Week 12 Using the 6-Point HDSS

  Analysis of the Primary Endpoint Expected by FDA for our Phase 3 Hyperhidrosis Program

        After this clinical trial was completed, we requested guidance from the FDA in February 2013 regarding its expectations for a primary study endpoint for a Phase 3 clinical trial that would be used as the basis for approval of a BLA for ANT-1207 for primary axillary hyperhidrosis. The FDA responded in writing in June 2013 to this request that they expected the primary efficacy endpoint would be the composite responder rate for patients who experienced both a 2-point or greater reduction on a 4-point HDSS and a 50% or greater reduction in GSP. To evaluate our clinical trial data using the FDA-defined primary efficacy endpoint, we reanalyzed the data using the FDA-required 4-point HDSS that was also used in the Phase 3 Botox pivotal clinical trial for the indication of primary axillary hyperhidrosis, as shown in Figure 5. Also as shown in Figure 5, our 6-point scale was a direct modification of the 4-point scale and is identical in four of six scale categories. In our 6-point scale, we had added two categories to the 4-point scale to increase the sensitivity of the scale to detect small changes in patient comfort.

Figure 5: The 4-Point HDSS and How It Compares to Our 6-Point HDSS

The two shaded categories in the 6-point HDSS were added to the 4-point HDSS to increase this scale's sensitivity to detect reductions in hyperhidrosis severity.

        To convert the 6-point scale data used in our clinical trial to the 4-point scale format required by the FDA, we made some necessary adjustments by combining the "4" and "5" in the 6-point scale to a "4" in the 4-point scale and the "0" and "1" in the 6-point scale to a "1" in the 4-point scale. This transformation of the data captured on the 6-point scale to data categorized on the 4-point scale preserves the observed differences in treatment response in the ANT-1207 active treatment arms and in the vehicle control arm as will be shown further below in Figure 9.

        As shown in Figure 6 below, when utilizing the transformed 4-point HDSS data and analyzing the combined three highest dose treatment arms against the vehicle control arm to study the proposed FDA composite primary endpoint, the observed therapeutic response peaked at week 12 at 60% and then declined until the end of the observation period at week 26. By comparison, the vehicle control was materially unchanged over the observation period at approximately a 20% responder rate. The difference between ANT-1207 and vehicle control at weeks 4 and 12 was again statistically significant (p<0.05). The results of the composite responder analysis when using the original 6-point HDSS data or the transformed 4-point data were thus similar, with each demonstrating the clinical and statistical superiority of ANT-1207 over vehicle control. The analyses, using either the 6-point or the 4-point HDSS, also demonstrated a similar pattern of onset of the therapeutic effects of ANT-1207 by the week 2 evaluation through a peak effect at week 12 and then a decline of the therapeutic effects thereafter. The efficacy demonstrated by ANT-1207 in this clinical trial during a six-month time frame, using this stringent composite response analysis, is consistent with the effects observed for injectable Botox in its Phase 3 pivotal clinical trials for the treatment of primary axillary hyperhidrosis.

Figure 6: Composite Responder Analysis During the 26-Week Observation Period Using the 4-Point HDSS Expected by the FDA

        In future clinical trials studying ANT-1207 for the treatment of hyperhidrosis, we plan on employing the 4-point HDSS expected by the FDA and used in the Botox pivotal Phase 3 clinical trials.

  Analysis of Our Clinical Trial HDSS Results

        In our multi-center, double-blind, randomized, sequential dose-escalation clinical trial, we studied the effects of ANT-1207 on symptomatic relief when defining a responder as a patient who experiences a 2-point or greater reduction in the 6-point HDSS. As shown in Figure 7, the vehicle control arm had a 29% response rate, the 0.06 ng ANT-1207 treatment arm had a 50% responder rate, and the three higher dose treatment arms each had a responder rate in the 67% to 73% range at week 12, at which point the clinical trial showed the peak responder rate for the active arms. The differences between the response after treatment with ANT-1207 as compared to vehicle control at week 12 were statistically significant (p<0.05) for each of the three highest doses. These results established a dose-response pattern, with ANT-1207 demonstrating greater therapeutic responses than vehicle control. Additionally, higher doses of ANT-1207 demonstrated a greater therapeutic response than lower doses, until a plateau of maximal therapeutic effect was achieved with the second lowest dose and subsequent higher doses.

Figure 7: HDSS Responder Analysis by Treatment Arm at Week 12 Using the 6-Point HDSS

        Because the patients in the three highest dose treatment arms, with doses equal to or greater than 0.2 ng, demonstrated a comparable response as shown in Figure 7, we combined the results of these treatment arms to study effects on symptomatic relief over time, with a responder defined as a patient experiencing a 2-point or greater reduction on the 6-point HDSS. As shown in Figure 8, by this measure, the therapeutic effect of one treatment with ANT-1207 was observed to peak at a responder rate of 68% at week 4 and remained stable through week 12, after which it declined until the end of the observation period at week 26. By comparison, the vehicle control arm responder rate of approximately 35% was materially unchanged over the observation period. The differences between ANT-1207 and vehicle at weeks 4 (p<0.05) and 12 (p<0.01) were statistically significant. Figure 8 below shows the HDSS responder rate over time for the three highest dose treatment arms of ANT-1207, as compared to vehicle.

Figure 8: HDSS Responder Analysis During the 26-Week Observation Period Using the 6-Point HDSS

        97% of patients who received treatment at doses of 0.2 ng or greater had a reduction of at least one point in the HDSS and 70% achieved a score of 2 or below on the HDSS, which corresponds with a "tolerable" or absent level of sweating. 58% of patients treated at the highest dose level of 1.2 ng experienced an absence or near absence of their condition where their sweating rarely or never interfered with their daily activities as measured by a score of 0 or 1 on the HDSS at week 12.

        As described above, we converted our clinical trial results data from our originally used 6-point scale to the FDA-required 4-point scale in order to understand whether our clinical trial data would continue to show a statistical significance in the response rate difference between ANT-1207 and vehicle on the 4-point scale.

        As shown below in Figure 9, the conversion of our clinical trial results data from our originally used 6-point scale to the FDA-required 4-point scale showed that, when defining a responder as a patient achieving a reduction of two points or more from baseline, the response rates for the ANT-1207 combined treatment arm and the vehicle control arm both decreased by approximately 10 percentage points in this conversion and that the magnitude of the difference in the response rates between ANT-1207 and vehicle control therefore was preserved. The magnitude in the difference in the response rates between ANT-1207 and vehicle control using the 4-point scale was also shown to be statistically significant at week 4 (p<0.05) and week 12 (p<0.05).

Figure 9: HDSS Responder Analysis During the 26-Week Observation Period Using the 4-Point and 6-Point HDSS

6-Point HDSS, Response = Reduction from Baseline ≥2	4-Point HDSS, Response = Reduction from Baseline ≥2

  Analysis of our Clinical Trial GSP Results

        In addition to the HDSS, our clinical trial also measured the effect of ANT-1207 on sweat production as measured by GSP. In the trial, patients receiving ANT-1207 generally experienced a fast and substantial reduction in GSP from baseline by week 2 following administration of ANT-1207. This reduction in measured sweat production peaked at week 12 and then declined until the end of the observation period at week 26. This GSP response pattern for ANT-1207 is consistent with the pattern of HDSS response for ANT-1207. Additionally, we believe, based on our analysis of the GSP data in Botox's pivotal clinical trials, that our clinical trial GSP data are consistent with those found for Botox.

        However, the vehicle control also had a rapid reduction in measured sweat that was sustained over the observation period. While it was lower in magnitude than the ANT-1207 combined treatment arm, the difference between ANT-1207 and vehicle was not substantial. This finding was unexpected because the ingredients in the vehicle have been widely studied, used in approved pharmaceuticals and over-the-counter products as inactive excipients, and were not believed to have any antiperspirant effects. In addition, vehicle control did not produce substantial reductions in HDSS and would therefore not be thought to produce substantial reductions in GSP. Figure 10 below shows the percent reduction in GSP as observed in our clinical trial.

Figure 10: Percent Reduction in GSP During the 26-Week Observation Period

        In order to better understand the GSP reduction observed in the vehicle control, we analyzed data from three large hyperhidrosis clinical trials conducted by third parties studying injectable Botox in a total of 639 patients. Identical to our clinical trial, each of these three clinical trials had inclusion criteria of 100 mg or more of sweat production per five-minute period. However, due to the randomness of patient enrollment using this minimum inclusion criteria, the patient population recruited in all of these three injectable Botox clinical trials coincidentally have higher GSP baseline averages than the patient population that in our clinical trial. The clinical trials with injectable Botox demonstrated that with increasing levels of baseline GSP, there was an increasing number of responders using the FDA response criterion of 50% or more reduction in GSP. A statistical analysis of this trend demonstrates that GSP treatment response significantly increases (p<0.05) with the level of baseline GSP, with a 92% correlation, as exhibited in Figure 11 below.

Figure 11: Correlation Between Baseline Sweating ("GSP") and GSP Response Rate

        Understanding the importance of baseline sweating to the response to treatment with injected Botox further analysis of our clinical trial results led to the following observations:

  •
  As shown in Figure 11, the responder rate achieved in our clinical trial population using ANT-1207 is consistent with what would be expected using injectable Botox, based on the average baseline GSP of this trial population.

  •
  As shown in Figure 12, with increasing levels of baseline GSP, patients treated with ANT-1207 had statistically significantly (p=0.0115) increasing therapeutic reductions in GSP, with a correlation of 83%.

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  In contrast, as shown in Figure 12, with increasing levels of baseline GSP, patients treated with vehicle control had statistically significantly (p=0.0054) decreasing therapeutic reductions in GSP, with a correlation of 88%. Our clinical trial therefore demonstrated that the patients treated with the vehicle control had the opposite response to treatment as patients treated with ANT-1207.

  •
  As shown in Figure 13, at week 12 the observed net treatment effect is also highly correlated to the baseline level of sweating, with a statistically significant correlation of 99% (p<0.0001), where treatment effect is the difference in GSP reduction due to ANT-1207 and vehicle, respectively. The treatment effect more than triples from 8% to 28% as the baseline level of sweat production increases from ≥100 mg to ≥200 mg.

Figure 12: Correlation Between Baseline Sweating ("GSP") and GSP Reduction

Figure 13: Correlation at Week 12 Between Baseline GSP and Treatment Effect at Week 12

        Based on these observations, we reanalyzed the GSP data from our clinical trial in order to compare the effect of ANT-1207 to the vehicle in those patients with a baseline GSP of 200 mg or more. Treatment with ANT-1207 showed a statistically significant reduction in GSP as compared to vehicle at week 2 and reductions in GSP persisted throughout the 26 weeks of observations. The peak effect of ANT-1207 in our analysis is consistent with the therapeutic effect of injectable Botox as measured in its Phase 3 hyperhidrosis clinical trials whether one measures effect as a percent reduction or in terms of absolute number of milligrams of sweat produced. The response rate of the vehicle in our analysis is close to that observed for the saline placebo used in the Phase 3 Botox clinical trials. Figure 14 shows our analysis.

Figure 14: GSP Reduction in Subjects with Baseline GSP ≥ 200 mg During the 26-Week Observation Period

        As a result of this analysis, we believe that the higher than expected GSP reduction demonstrated by the vehicle arm in our clinical trial was a result of the baseline GSP levels of patients entering the trial. Our trial had the same inclusion criterion of 100 mg or more of GSP for baseline sweating as the Botox trials but, by chance, recruited a trial population with lower average levels of baseline sweating than the Botox trials populations. For future clinical trials, including our planned Phase 2b clinical trial, we plan to increase the inclusion criterion for baseline GSP to ensure that our clinical trial study population is comparable to the large Botox clinical trials.

  Safety

        In all concentrations of botulinum studied in our primary axillary hyperhidrosis clinical trial, ANT-1207 was well tolerated with no serious adverse events related to study drug or study treatment procedures or safety concerns. In particular, there were no reactions at the site of application, or evidence of distant spread of effects, or systemic reactions that posed a safety concern.

  Planned Clinical Trials

        We plan to initiate a Phase 2b clinical trial for primary axillary hyperhidrosis that will be designed to select a dose of ANT-1207 to bring into Phase 3 clinical trials. The trial will be vehicle-controlled and test five active doses in parallel, which will likely be 0.02 ng, 0.07 ng, 0.24 ng, 0.86 ng and 3.0 ng. Each dose treatment arm will have approximately 24 patients. To enter the trial, patients will need to demonstrate a predetermined abnormal baseline sweat production and rate themselves a "3" (moderate) or "4" (severe) on a 4-point HDSS. The primary endpoint is expected to be a composite of the proportion of responders to treatment who have at least a 2-point reduction on the 4-point HDSS and at least a 50% reduction in GSP and will be measured at 4, 8 and 12 weeks after treatment. The objective of this trial is to demonstrate a dose of ANT-1207 that has no or minimal effect, a dose that has some effect, and a dose that is maximally effective whereby greater doses do not materially improve the therapeutic effect. We plan to initiate this trial in the first half of 2015 and to report results at the end of 2015.

        Assuming this Phase 2b clinical trial is successful, we will request an End-of-Phase 2 meeting with the FDA in which we will seek a consensus regarding the Phase 3 program. Subject to analyzing the Phase 2b trial results, the clinical trial program that we would propose to the FDA will likely be two controlled trials in parallel, testing an active dose against vehicle, with a 2:1 ratio of active to vehicle. Each trial we would propose would have approximately 300 patients, consistent with the number of patients enrolled in the Phase 3 programs for Botox for hyperhidrosis. Our Phase 3 clinical trials are expected to have a one-year in-life duration in which a patient will be treated initially and then be eligible for re-treatment if the study inclusion criteria as measured by HDSS and GSP are met. The primary endpoint is expected to be a composite of the proportion of responders to treatment who have at least a 2-point reduction on the 4-point HDSS and at least a 50% reduction in GSP.

ANT-1207 for Facial Acne

Overview

        Acne is a disorder of the skin characterized by pimples that are caused by inflammation of the sebaceous glands which produce an oily substance called "sebum". The overproduction of sebum, together with other factors, may cause skin pores to get clogged and result in non-inflammatory acne lesions. If the sebaceous glands become infected with bacteria, these lesions become red and inflamed and are called inflammatory acne lesions. The production of sebum in the sebaceous glands is triggered by acetylcholine. ANT-1207 contains botulinum which, when absorbed into the skin, prevents the release of acetylcholine and thereby causes a reduction in sebum production and in the formation of acne lesions. ANT-1207 is expected administered in the physician's office as a lotion placed on the treatment area and then massaged into the skin with a gloved finger until it is no longer visible to the eye or apparent to the touch. We completed a 72-patient, multi-center, double-blind, controlled, randomized, sequential dose-escalation clinical trial which, based on our analysis of the data, demonstrated that ANT-1207 is effective in treating facial acne. We have an exclusive license to the patents covering the commercialization of botulinum in the treatment of acne in the United States, Europe, Japan, Australia, Canada, China, Korea, and New Zealand. We are currently planning a Phase 2b clinical trial in approximately 150 patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the second half of 2015 and to report results mid-2016.

Current Acne Market

        The current global market for acne products is estimated at $6 billion, comprising approximately $3 billion in annual sales for prescription pharmaceutical products and $3 billion for over-the-counter products. Acne affects approximately 55 million Americans, including both teenagers and adults. Acne remains one of the most common skin disorders experienced by adolescents.

        Despite the limitations of current products, no novel pharmacological approaches to treat acne have been introduced over the last 30 years. The last product incorporating a novel approach for the treatment of acne was isotretinoin, introduced in 1982 by Roche Laboratories under the trade name Accutane®. At its peak in 2000, Accutane had nearly $760 million in sales. While Accutane can be very effective, it can have significant side effects which include severe sun rashes, eye irritations, nose bleeds, and the potential to cause significant birth defects in unborn children. A typical course of treatment with Accutane will last approximately three to five months during which the patient must take the medication twice daily and be subject to a rigorous risk management regimen.

        There are many other medications available to treat acne, including oral medications (pills) and topical medications (creams and gels), but all are considered to be only mildly to moderately effective. Many acne patients take two or more medications at the same time in an attempt to improve treatment results. Even with two or more active ingredients in these medications, called "combination therapies", many patients continue to have acne. For example, the clinical trials that were used by the FDA to approve two of these combination medications, Benzaclin® and Veltin®, resulted in a reduction in total lesion count by 33% in the Benzaclin clinical trial and 55% in the Veltin clinical trial after daily treatment for 10 to 12 weeks. This means that approximately 45% to 67% of lesions remained after treatment with these combination therapies for acne.

        Acne medications typically require once or twice-daily dosing and frequently have mild to moderate side effects, including skin irritation. Because of the daily dosing and side effects, patients often fail to take the medications as frequently as prescribed, referred to as "lack of compliance." This lack of compliance is a particular problem among teenagers and young adults. When patients miss doses, the medications are less effective than when taken as prescribed.

Market Opportunity for ANT-1207 in Facial Acne

        ANT-1207 has the potential to address the current unmet medical need for treating facial acne effectively and could improve compliance as a result of its infrequent treatment regimen in the doctor's office and its potential for minimal side effects. If approved, ANT-1207 would be a novel pharmaceutical approach for the treatment of facial acne. ANT-1207 targets the first step in the formation of acne lesions, which is the over-production of sebum. We believe that if sebum production is reduced, acne may be effectively treated.

        ANT-1207 contains botulinum, which blocks the release of acetylcholine from nerve cells. Acetylcholine has been shown in laboratory studies to increase activity in the sebum-producing skin cells called sebocytes, which form sebaceous glands. It has also been shown in a laboratory study that a chemical that blocks acetylcholine from reaching the sebocytes reduces sebum production. Conversely, it has been shown that chemicals that cause stimulation of the acetylcholine receptor on the sebocytes can increase the occurrence of acne as demonstrated by the fact that, according to an epidemiologic study published in 2007, cigarette smokers have four times the occurrence of acne as non-smokers. The nicotine in cigarettes, which is absorbed into the body by smoking, can act as a powerful stimulator of the acetylcholine receptor in sebocytes.

        Two controlled clinical trials conducted by third parties, Li and Rose, respectively, and published in 2013 showed that facial sebum production was significantly reduced after botulinum was injected in multiple locations into the skin of the face in patients with oily skin. A third uncontrolled study, published in 2008 by Shah, also showed that injections of botulinum into the skin of the face reduce sebum production.

        While the treatment frequency with ANT-1207 has not yet been determined for facial acne, we expect that patients will require re-treatments in a timeframe that will be measured in months instead of the daily or twice-daily treatments that are required for existing medications and over-the-counter products. We believe that ANT-1207 has the potential for improved patient compliance when compared to currently approved acne treatments due to its potential for less frequent dosing and reduced side effects. We base the expectation of less frequent dosing on clinical trial results generated to date with ANT-1207 for the treatment of facial acne, which are consistent with a 2013 clinical trial by a third party, Rose, that demonstrated that sebum production was markedly reduced even three months after a single treatment with botulinum injections into the face. In addition, this extended therapeutic effect is consistent with our ANT-1207 treatment experience for hyperhidrosis, a condition that is also regulated by the stimulation of acetylcholine secretion into the skin.

Clinical Trial Results

        We have completed a multi-center, double-blind controlled, randomized, sequential dose-escalation clinical trial evaluating the safety, tolerability, and efficacy of using ANT-1207 to treat facial acne in adults. In this clinical trial, treatment with ANT-1207 was limited to the forehead. This clinical trial enrolled 72 patients who had moderate to severe facial acne as assessed by the physician and who had at least 20 acne lesions on their foreheads, comprised of 15 to 40 papules or pustules and 5 to 50 open or closed comedones. Patients were randomized to receive a single treatment of ANT-1207 or vehicle control in each treatment arm.

        Four dose levels of ANT-1207 were tested: 0.06 ng, 0.2 ng, 0.5 ng, and 1.1 ng per treatment site, which was the forehead. The safety of each treatment arm was evaluated by an independent data safety committee prior to escalating the dose to the next level. After treatment, patients were assessed for three months in the clinical trial. Patients were assessed by the physician who used a scale that rated the severity and the overall appearance of the acne and who counted the actual number of acne lesions on the forehead as well as the rest of the face. The patients were observed prior to treatment and then at week 1, 2, 4, 8, and 12 after one treatment with ANT-1207.

        Based on our analysis of the trial data, patients who were treated with ANT-1207 had a greater improvement in their acne than those who received the vehicle control. Those patients who received higher doses of ANT-1207 had a greater improvement in the overall appearance of their acne than those patients who received lower doses of ANT-1207. In the trial, a responder was defined as a patient whose acne was assessed by a physician to have improved from moderate to severe at baseline to mild or better at four weeks after treatment. Based on this responder definition, patients treated with vehicle control had a 48% response rate, patients treated with 0.5 ng or less of ANT-1207 had a 62% response rate and patients treated with 1.1 ng of ANT-1207 had a 73% response rate at week 4. The difference in response rates between ANT-1207 and vehicle control was not statistically significant, which may be due to the relatively small study size of 72 patients, as well as the relatively small surface area of the forehead when compared to the larger surface area found on the full face which is the typical subject of acne clinical trials. Larger skin surface areas are easier to assess for global improvement than smaller skin surface areas. Data from the trial is shown in Figure 15 below.

Figure 15: Acne Treatment Response Rate as Measured by the Investigators Global Assessment Scale At Week Four

        Patients who were treated with ANT-1207 had a greater reduction in total counted acne lesions at four weeks than those patients who received the vehicle control. Those patients who received higher doses of ANT-1207 had greater reductions in total counted acne lesions than those patients who received lower doses of ANT-1207. Patients treated with vehicle control had an average of 25% reduction in counted lesions, patients treated with 0.5 ng or less of ANT-1207 had an average of 31% reduction in counted acne lesions, and patients treated with 1.1 ng of ANT-1207 had an average of approximately 36% reduction in counted acne lesions four weeks after treatment. These data are shown in Figure 16 below.

Figure 16: Percent Reduction in Total Acne Lesion Count by Treatment Type at Week Four

        Patients treated with 1.1 ng ANT-1207 demonstrated a greater reduction in acne lesion counts than patients treated with vehicle at all office visits over the first four weeks after treatment. At week 1, patients treated with 1.1 ng of ANT-1207 showed a 16% reduction in lesions vs. a 5% reduction in lesions for the vehicle control arm at week 1; a 27% vs. 17% reduction at week 2; and a 36% vs. 25% reduction at week 4, respectively.

        The average difference in the reduction of total lesion counts between the highest dose of ANT-1207 tested (1.1 ng) and vehicle control was therefore approximately 11 percentage points at week 4. As a reference point, across the pivotal Phase 3 clinical trials of five widely prescribed topical acne medications, the average difference in the reduction of total lesion counts between the medications and their respective vehicle controls was approximately 12 percentage points; these medications, each of which is applied once or twice a day, are Aczone®, which is marketed by Allergan; Benzaclin®, which is marketed by Sanofi; Differin®, which is marketed by Nestlé S.A.'s subsidiary, Galderma Laboratories, L.P., or Galderma; Epiduo®, which is also marketed by Galderma; and Veltin®, which is marketed by GlaxoSmithKline plc's subsidiary Stiefel Laboratories, Inc.

        In our trial, treatment was only applied to the forehead of patients, and not to the remainder of the face. By this comparison, patients served as their own control. For the untreated portions of the face, reductions in lesion counts were comparable to the vehicle control response rates and no dose dependency was observed. We believe this further demonstrates that the greater and dose-dependent reductions in lesion counts on the forehead observed for patients treated with ANT-1207 was a result of treatment.

        Similar to our retrospective analysis of the hyperhidrosis clinical trial data, our facial acne clinical trial data demonstrated that baseline disease severity was a significant determining factor of the response rates for ANT-1207 and its vehicle. For acne, disease severity was measured by total lesion counts. We observed a strong correlation between rising baseline total lesion counts and rising therapeutic response levels measured by percent reductions in total lesion counts at week 2, with a statistically significant correlation of 82% (p<0.01). The analysis also demonstrated the inverse trend for the vehicle control treatment. It was demonstrated with a statistically significant correlation of 85% (p<0.01) that with rising levels of baseline total lesion counts, there were falling levels of response to the vehicle.

        By combining the results of the 1.1 ng active treatment arm and the vehicle arm, the net treatment effect at week 2, which is the difference in total lesion count reductions in the ANT-1207 treatment arm versus the vehicle, was shown to be highly correlated to the baseline total lesion counts. This was demonstrated with a statistically significant correlation of 86% (p<0.01), as shown in Figure 17 below. The net treatment effect increased more than five-fold from 10% to 58% as the baseline total lesion count level increased from ≥10 to ≥30. These data will be considered when setting entry criteria related to minimum baseline acne lesion counts required in our future clinical trials.

Figure 17: Correlation Between Baseline (BL) Total Lesion Count and Total Lesion Count (TLC) Treatment Effect at Week 2

        A comparison of the 1.1 ng ANT-1207 active treatment arm and the vehicle control arm over time for patients with a baseline number of acne lesions of 30 or greater demonstrates a clinically significant improvement of active over vehicle for twelve weeks after a single treatment. A clinically significant improvement addresses the clinical importance of the magnitude of treatment effect, which is the difference between the effects of a drug under study and the effects of its vehicle control. If the magnitude of effect is not considered a meaningful improvement, even if statistically significant because large numbers of subjects were studied, then this is not a treatment that the FDA or its physician advisors would consider merits product approval. By comparison, a statistically significant improvement addresses whether the observed treatment effect is likely to be a true treatment effect as opposed to a random observation that is unlikely to be reproduced by further study. Observed clinically significant improvements may not be statistically significant on initial study due to, for example, a relatively small study size, but may become statistically significant on repeated study with a greater number of patients, in for example, larger Phase 2 or Phase 3 clinical studies.

Figure 18: Percent Reduction in Acne Total Lesion Count during the 12-Week Observation Period for Subjects with ≥30 Lesions at Baseline

        While this is a small trial compared to the many larger trials that have been conducted in the acne treatment field, we believe that the peak reduction of 70% in total lesion count from a single treatment of 1.1 ng of ANT-1207 is promising. As a reference point, an approximate average 42% peak effect was demonstrated by the following widely used prescription acne medications, each of which is taken once or twice a day to treat the full face, as observed in their pivotal Phase 3 clinical trials: Aczone®, which is marketed by Allergan; Benzaclin®, which is marketed by Sanofi-Aventis; Differin®, which is marketed by Nestlé S.A.'s subsidiary, Galderma Laboratories, L.P., or Galderma; and Veltin®, which is marketed by GlaxoSmithKline plc's subsidiary Stiefel Laboratories, Inc. In these trials, the average reduction in total lesion counts for the vehicle was approximately 30%, with these products receiving FDA approval based on an average difference between active and vehicle of approximately 12 percentage points. Figure 17 and Figure 18 demonstrate substantially larger differences between ANT-1207 and vehicle effects. While the clinical trial results from these five approved products are helpful benchmarks to understand treatments in the field of acne care, a direct comparison between ANT-1207 and these approved products cannot yet be made. The effectiveness of ANT-1207 for treatment of the full face can only be established in clinical trials where the full face of the patient is treated. The next clinical trial we plan to conduct for the treatment of facial acne with ANT-1207 will be a trial where such a full face treatment will be a key part of the clinical trial design. While we believe the comparisons discussed above are notable, comparisons between products are optimally made through the conduct of randomized and controlled clinical trials where both products are tested against one another in the same trial.

        With rising baseline total lesion counts, increases in treatment effect were also observed when assessed by Investigators Global Assessment scores. 73% of patients treated with 1.1 ng in the clinical trial achieved a response of a one grade or better improvement in the Investigator Global Assessment score at week 4 versus 56% of subjects treated with vehicle control. When considering subjects who had 30 or more acne lesions on their foreheads, 100% of patients treated with ANT-1207 achieved a response of a one grade or better improvement in the Investigator Global Assessment score at week 4 versus 33% of subjects treated with vehicle control.

        While the treatment frequency for ANT-1207 has not yet been determined for facial acne, we expect patients will require re-treatments in a time-frame that will be measured in months versus the daily-or-more treatments that are currently required for existing prescription pharmaceutical products and over-the-counter products. This expectation is based on what is known about the mode of action and pharmacology of botulinum as well as our clinical trial results to date for ANT-1207 for the treatment of facial acne in addition to the studies conducted by Li, Rose, and Shah on the long-term effects of sebum reduction from a single application treatment of botulinum. Due to the reduced dosing frequency and potential for reduced side effects, we believe that ANT-1207 has the potential to not just improve efficacy, but also improve treatment compliance when compared to current acne treatment regimens.

        We have not yet identified the maximum therapeutic dose for the treatment of facial acne with ANT-1207, and therefore, we believe there is potential to demonstrate even greater therapeutic benefits with higher doses of ANT-1207. The maximal dose in our clinical trial treating facial acne was approximately 0.01 ng per square centimeter. This is only approximately 3% of the dose shown to cause muscular paralysis in our initial multi-center, double-blind, randomized, sequential dose-escalation clinical trial for ANT-1207 for lateral canthal lines and therefore we believe we can safely explore higher doses in our planned Phase 2b clinical trial for facial acne. By increasing therapeutic dose, increasing the surface area being treated from forehead to full face, increasing the study size by including more patients, and increasing the average number of acne lesions at baseline, we intend to demonstrate a clinically and statistically significant difference between ANT-1207 and its vehicle control in our next clinical trial.

  Safety

        In all concentrations of botulinum studied in our facial acne clinical trial, ANT-1207 was well tolerated with no serious adverse events related to study drug or study treatment procedures or safety concerns. In particular, there were no reactions at the site of application, evidence of distant spread of effects, or systemic reactions that posed a safety concern.

  Planned Clinical Trials

        We plan to initiate a Phase 2b clinical trial for facial acne that is designed to select a dose of ANT-1207 to bring into Phase 3 clinical trials. The Phase 2b clinical trial will be designed to treat the full face. The trial will be vehicle-controlled and likely test four active doses. The treatment arms for each dose level will likely be treated sequentially to allow for observations of safety prior to proceeding to the next higher dose. We currently plan that each ANT-1207 dose arm will have approximately 27 patients and the vehicle control arm will have approximately 36 patients. To enter the trial, patients will need to have moderate to severe facial acne, as rated by a physician, and a high baseline acne lesion count. Patients will be assessed by the physician who will use a scale that rates the severity of the overall appearance of the acne and who will count the number of acne lesions on the face. We intend, with this clinical trial, to demonstrate a dose of ANT-1207 that has no or minimal effect, a dose that has some effect, and a dose that is maximally effective. From these results, we plan to select a dose of ANT-1207 to bring into our Phase 3 studies. We plan to initiate this Phase 2b clinical trial in the second half of 2015 and to report results for the clinical trial in mid-2016.

ANT-1207 for the Treatment of Lateral Canthal Lines

Overview

        Lateral canthal lines are the wrinkles that may form next to the eyes, which are commonly referred to as smile lines or crow's feet. Lateral canthal lines may be caused by chronic involuntary contraction of the muscles underlying the skin, as well as excessive contraction of these muscles when voluntarily tensed. These muscular contractions occur when the nerves that lead to these muscles release the neurotransmitter acetylcholine. ANT-1207 contains botulinum which, when absorbed through the skin in the region of the lateral canthal lines, enters the nerves, prevents the release of acetylcholine from the nerves, paralyzes the muscles that cause lateral canthal lines, and thereby improves the appearance of lateral canthal lines. ANT-1207 is administered in the physician's office as a lotion placed on the treatment area and then massaged into the skin with a gloved finger until it is no longer visible to the eye or apparent to the touch.

        Our initial multi-center, double-blind, randomized, sequential, dose-escalation clinical trial for the treatment of lateral canthal lines was successful in demonstrating a clinically meaningful and statistically significant improvement in these lines. In this trial, the lower dose groups received the original formulation of ANT-1207 that contained preservatives. The two highest dose groups received a preservative-free formulation of ANT-1207 where two preservative excipients were removed. The batch of freshly manufactured preservative-free formulation of ANT-1207 demonstrated significant improvements in lateral canthal lines, while the older batch of the same formulation did not. A second vehicle-controlled, dose escalation clinical trial that we conducted with the preservative-free ANT-1207 formulation indicated that older batches of the preservative-free formulation were less effective than freshly made product in treating lateral canthal lines. We believe that the removal of the preservatives inadvertently created a chemical or physical instability in the product when compared to the original formulation. To eliminate this potential product instability issue, our future clinical trials for the treatment of lateral canthal lines will employ the original formulation of ANT-1207 that includes the preservatives. This original formulation has established stability of potency as measured in the laboratory for at least 24 months and in clinical trials for at least 14 months. We are currently planning a Phase 2b clinical trial in approximately 150 patients to establish the dose for our Phase 3 clinical trials. We expect to initiate the Phase 2b clinical trial in the second half of 2015 and to report results in mid-2016.

Current Lateral Canthal Lines Market

        The aesthetic market for medical services to improve one's physical appearance has grown dramatically in the United States with consumers spending almost $12.6 billion in 2013 on over 15.1 million physician-administered surgical and non-surgical aesthetic procedures, according to the American Society for Plastic Surgery annual statistics. A strong consumer preference for non-surgical options and the increasing availability of effective alternatives has prompted adoption of non-surgical aesthetic procedures by a broader patient population. These trends have made non-surgical procedures the primary driver of growth in the aesthetic medicine market, accounting for 89% of the total number of procedures performed in 2013. Injectable botulinum treatments are the single largest cosmetic procedure in the United States and the rest of the world. According to the American Society of Plastic Surgeons' report, there were 6.3 million injectable botulinum aesthetic procedures in the United States in 2013. According to Global Business Intelligence Research, in 2013, clinicians spent an estimated $1.3 billion globally on injectable botulinum for aesthetic procedures and such spending is expected to grow at a compounded annual growth rate of 11% from 2011 through 2018.

        Botulinum treatments today involve six to eight injections per region of the face being treated, including lateral canthal lines near the eyes, horizontal lines on the forehead, called frontalis lines, and vertical lines between the eyebrows above the nose, called glabellar lines. The injections can be misplaced by the physician and cause inadvertent paralysis of the eyelids as well as pain, bleeding and bruising. Many people do not like or are afraid of needles and avoid the botulinum injection procedure for that reason. Injectable botulinum treatments must be performed by physicians who are experienced and comfortable performing this technical procedure.

Market Opportunity for ANT-1207 in Lateral Canthal Lines

        A topical botulinum treatment such as ANT-1207 would require no injections and would therefore avoid the problem of potential needle misplacement, pain, bleeding, and bruising. In addition, we believe many more physicians would be comfortable treating a patient with a topical botulinum rather than by injection, making the treatment available to a broader patient population. Given these considerations, we believe the botulinum market could expand further with the introduction of a topical formulation such as ANT-1207. A 2009 consumer survey of approximately 150 people in the United States conducted on our behalf by InterbrandHealth found that when presented with a profile of a topical prescription product with properties similar to ANT-1207, the lateral canthal lines were the top choice for wrinkles to be treated with such a product when given a choice among lateral canthal lines, glabellar lines, frontalis lines, the lines around the mouth, lines on the neck, and lines on the chest.

        In 2013, we commissioned a survey in which 2,509 consumers were surveyed regarding crow's feet wrinkles and their potential treatment with a product with similar characteristics as ANT-1207. As part of this research, a third party surveyed US consumers who were 18 years or older. We believe these consumers were approximately representative of the demographics of consumers in the United States. The participants were recruited and surveyed online. The product was described as a topical botulinum product which was applied in the physician's office and which was comparable in effect and duration of effect to injected Botox for the improvement of crow's feet wrinkles. All female participants in the survey who had previously been treated with an injectable botulinum for lateral canthal lines indicated that they would want to try a product like ANT-1207. If a product like ANT-1207 were successful in improving lateral canthal lines and then made available for other wrinkle treatment areas, female respondents age 45 and up, who were bothered by their lateral canthal lines, indicated that they would seek additional treatments with such product. Other areas for treatment with such product included, in order of preference, the lines around the lips, glabellar lines, frontalis lines, the lines on the neck, and the lines under the eyes. Additionally, according to the survey, for each surveyed participant who had previously received botulinum injections, there were approximately five participants who had not previously received botulinum treatments but who would seek treatment with a topical prescription product with properties similar to ANT-1207, regardless of the treatment price points included in the survey.

        The primary endpoint in our lateral canthal lines clinical trials is the improvement of lateral canthal lines when smiling, with a secondary endpoint of improvement of lateral canthal lines when not smiling. Our consumer research has found that the correction of wrinkles when smiling is more important to consumers than correction of these wrinkles when not smiling. Our consumer research demonstrated that 82% of women indicated that correction of their lateral canthal lines when they were smiling was most important; 11% when they were not smiling; and 7% thought each was equally important. In the United States, all injectable botulinum products approved to date for the improvement of wrinkles have been approved based on the primary endpoint of improving wrinkles when maximally visible, which in the case of lateral canthal lines is when smiling. Allergan's Botox was approved in 2013 for the treatment of lateral canthal lines, with the primary goal of improving lateral canthal lines when smiling. In 2014, the FDA issued draft guidance confirming that it recommends the primary endpoint for botulinum treatment for lateral canthal lines should be an assessment of these wrinkles when smiling.

Clinical Trial Results

        We have completed three Phase 2 clinical trials in lateral canthal lines, the first of which used both the original ANT-1207 and the preservative-free formulation of ANT-1207, while the latter two clinical trials only used the preservative-free formulation of ANT-1207. Preservatives were thought not necessary to preserve the product from bacterial contamination since it is packaged as a single use container. Our clinical trials demonstrated, however, that the preservatives were of importance in maintaining the effectiveness of the product and, as a result, all future clinical trials in lateral canthal lines will be conducted with the original formulation of ANT-1207.

        The first Phase 2 clinical trial that we conducted, referred to as Study 201, on lateral canthal lines was a double-blind, randomized, placebo-controlled, multi-center trial evaluating the safety, tolerability and efficacy of the preserved formulation of ANT-1207 in adults for the initial dose treatment arms; the highest two dose treatment arms used a preservative-free formulation. This clinical trial enrolled 111 patients who had mild to moderate lateral canthal lines at rest and moderate to severe lateral canthal lines when smiling as assessed by the physician using a 5-point wrinkle severity scale. These five categories were "absent", "minimal", "mild", "moderate" and "severe". Patients were randomized to receive a single treatment of ANT-1207 or a vehicle control. Five dose levels were tested: 0.4 ng, 0.8 ng, 1.3 ng, 2.2 ng, and 2.5 ng. The safety of each treatment arm was evaluated by an independent data safety committee prior to escalating the dose to the next level. Doses 0.4 ng, 0.8 ng and 2.5 ng were tested without occlusion, dose 1.3 ng was tested with and without occlusion, and dose 2.2 ng was tested only with occlusion. Occlusion involved covering the treatment area with a thin plastic sheeting, such as cling wrap, for 30 minutes after the product was fully massaged into the skin.

        After receiving the treatment, the patients were followed for twelve weeks, with office visits at weeks 2, 4, 8, and 12. Physicians rated the severity of the lateral canthal lines when the patient was smiling and when the patient was not smiling using a validated 5-point photo-guide scale. Patients also performed an independent self-assessment of their lateral canthal lines.

        In addition to changes in the lateral canthal lines themselves as described in detail below, it was noted that some patients who had improvements in their lateral canthal lines were also observed to have eyebrows that were more arched after treatment than before treatment. This is also observed in some patients after an injection of botulinum for the treatment of lateral canthal lines and is due to the relaxation of the lateral canthal lines muscles to the side of the eye. These muscles pull down on the eyebrow. When they are relaxed, the muscles of the forehead are unopposed and pull the eyebrow upwards to create the arched effect observed. Dermatologists believe this effect on the eyebrow confirms that the muscles causing the lateral canthal lines have been fully relaxed.

        The data from Study 201 suggest that lateral canthal line improvement effects begin at a dose of 1.3 ng with the best lateral canthal line improvement observed at a dose of 2.2 ng. A responder is a patient whose lateral canthal lines have improved by two points or more as assessed by both the physician and the patient, called a "composite score." Patients treated with a dose of 2.2 ng had a 25% peak response rate at week 12 and patients treated with the vehicle control had a 3% response rate at the same time point. This difference was statistically significant (p=0.016). These data are shown in Figure 19 below.

Figure 19: Responder Analysis at Week 12 for Lateral Canthal Lines

        The FDA issued a draft guidance document in August 2014 that made recommendations for endpoints suitable for Phase 3 clinical trials that would examine botulinum-based treatments of wrinkles of the upper face, including lateral canthal lines. The FDA recommended that a successful treatment response would be determined when the patient is smiling.

        Additional analyses of data for the patients treated with a dose of 2.2 ng of the preservative-free formulation of ANT-1207 found that the peak effects of lateral canthal line improvement were observed to occur between 8 and 12 weeks after treatment. When a responder was defined as a patient who experienced an improvement of 2 points or more as assessed by the investigator when smiling, then the peak effect was observed at week 8 with a 50% responder rate. When a responder was defined as a patient who experienced an improvement of 1 point or more as assessed by the investigator when smiling, then the peak effect was observed at week 12 with a 67% responder rate. Approximately 80% of the peak effect of treatment with ANT-1207 was observed by four weeks after treatment. Patients also demonstrated improvements in lateral canthal lines when the wrinkles were assessed while the face was at rest. Across the treatment arms, higher doses resulted in greater wrinkle improvements, except for patients treated with a dose of 2.5 ng. These patients did not have occlusion after treatment and the product used in the treatment of patients receiving a dose of 2.5 ng was older than the product used to treat patients with a dose of 2.2 ng.

        The second Phase 2 clinical trial, referred to as Study 203, that we conducted on lateral canthal lines was a double-blind, controlled, randomized, multi-center trial evaluating the safety, tolerability and efficacy of the preservative-free formulation of ANT-1207 in adults. Study 203 enrolled 109 patients and tested the preservative-free formulation of ANT-1207 at doses of 4.1 ng and 7.4 ng per treatment area. All patients had 30 minutes of occlusion after treatment. Patients were followed for 26 weeks after treatment, with office visits at week 1, 2, 4, 8, 12, 18, and 24.

        For patients treated with 4.1 ng per treatment area of the preservative-free formulation of ANT-1207, the active dose appeared to be more effective than vehicle in correcting lateral canthal lines when the patient was smiling. Patients treated with 4.1 ng of the preservative-free formulation of ANT-1207 demonstrated that the peak effect of lateral canthal line improvement occurred at week 12, where patients treated with this formulation had a better response rate than patients treated with vehicle (p<0.05), and these patients continued to have a better response rate than vehicle-treated patients through the end of the trial at week 26. The 7.4 ng dose, which was older than the 4.1 ng dose, did not appear to be more effective than the vehicle control.

        Based on results of this clinical trial it may be hypothesized that stability of the preservative-free formulation may be at issue, which was not observed with the original formulation of ANT-1207, where product potency and other quality control parameters in the lab and in the clinical trials for hyperhidrosis and acne was observed to be good. ANT-1207 has established stability of potency as measured in the laboratory for at least 24 months and in clinical trials for at least 14 months.

        In our third Phase 2 clinical trial for lateral canthal lines, referred to as Study 204, we attempted to correct the apparent instability of the preservative-free formulation by freezing the drug product. This clinical trial enrolled 145 patients and tested if freezing the preservative-free formulation would retain its efficacy in correcting lateral canthal lines. The frozen preservative-free formulation was not effective in this trial and, therefore, we concluded that this formulation would not be suitable as commercial product and that it should be abandoned in favor of the original formulation of ANT-1207, which had proven both to be effective in delivering botulinum into the skin for treatment of hyperhidrosis and acne and has been stable over time.

  Safety

        In all concentrations of botulinum studied in our lateral canthal lines trials, ANT-1207 was well tolerated with no serious adverse events related to study drug or study treatment procedures or safety concerns. In particular, there were no systemic or local safety concerns at the site of application or evidence of spread of effects.

  Planned Clinical Trials

        We are currently planning a Phase 2b clinical trial with the original formulation of ANT-1207 with preservatives in approximately 150 patients to establish the dose for our Phase 3 clinical trials. In this trial, we will also test whether occlusion is beneficial when treating lateral canthal lines with ANT-1207. We plan to initiate the Phase 2b clinical trial in the second half of 2015 and to report results in mid-2016.

AI-09—Our Injectable Formulation of Botulinum

        We are developing AI-09 as a next generation injectable botulinum product candidate. AI-09, if approved, will be used for therapeutic indications where deeper delivery of botulinum is required. As for ANT-1207, AI-09 also utilizes our novel and proprietary NDS formulation technology which, when applied to injectable formulations, addresses several of the issues with currently available injectable botulinum products.

        Currently, all injectable botulinum products on the market must be reconstituted in the physician's office prior to use because they are lyophilized, or freeze-dried. They also contain human albumin. AI-09 utilizes neither lyophilization nor albumin, and will be packaged as a ready-to-use injectable liquid in vials or pre-filled syringes. These enhancements reduce the manufacturing costs associated with lyophilization, produce an easier to use and more convenient product for the physician, and eliminate the risk of transmittable diseases that is associated with reconstitution of the drug product in the doctor's office and the inclusion of human albumin in currently marketed injectable formulations of botulinum. Preclinical testing has demonstrated that our proprietary NDS formulation technology employed in AI-09 can stabilize the potency of the botulinum for at least 34 months.

        We had a pre-IND meeting with the FDA in September 2014. Prior to the pre-IND meeting, we provided the FDA with our plans for pre-clinical testing, clinical development, and the Chemistry, Manufacturing and Controls ("CMC") information related to AI-09. The FDA concurred that our proposed pre-clinical testing program should be sufficient to support the proposed clinical program. In addition, the FDA recommended that we include a 6-month repeat-dose toxicology study in a rodent species in our Biologics License Application. The FDA found the proposed initial clinical study and overall approach to clinical development generally acceptable. With regards to safety, the FDA referred us to the International Conference on Harmonization guidance for industry, E1A The Extent of Population Exposure to Assess Clinical Safety for Drugs Intended for Long Term Treatment of Non-Life-Threatening Conditions, and recommended that the extent of exposure in our overall development plan meet or preferably exceed that described in the guidance. Regarding CMC, the FDA advised us to submit a complete IND package that minimized cross-references to the topical product ANT-1207 because an injectable botulinum toxin introduces different safety concerns than topical cream even though the active ingredient in AI-09, botulinum toxin, is the same as in ANT-1207. We plan to initiate the first clinical trial with AI-09 in the second half of 2015 for the treatment of glabellar lines. Glabellar lines was selected as the initial indication for this product because the approval path for this indication is well established due to the number of precedent injectable botulinum product approvals for it.

New Product and Licensing Opportunities Related to Our Proprietary NDS Formulation Technology

        Our proprietary NDS formulation technology has the potential to enable the creation of many new topical and injectable products. Using our proprietary NDS formulation technology, we may choose to develop new products ourselves or license the technology to third parties for limited use in the development and commercialization of their own new products in exchange for upfront, milestone and royalty payments.

        Small Molecule Topical Formulation Opportunities:    Our proprietary NDS formulation technology has been used to formulate four topical small molecule products with molecular weights of less than 500. These products were successfully tested in preclinical treatment models. For example, the chemotherapy dacarbazine was formulated with our delivery system as a topical product and used to treat human melanoma grown in mice, which is called a "xenograft" model. Topical treatment using our NDS formulation technology in this mouse model was over ten times more effective in slowing tumor growth than a standard topical preparation of dacarbazine that did not use our delivery technology.

        Large Molecule Topical Formulation Opportunities:    Because therapeutic antibodies have similar molecular weights as botulinum, we see the potential to formulate large molecules, such as monoclonal antibodies, as topical products. These molecules are currently only available as injectable products. For example, injectable therapeutic antibodies are used to treat illnesses such as psoriasis and are known to have significant side effects thought to be related to the systemic exposure to the antibodies caused by injection. The potential topical delivery of these therapeutic antibodies is an appealing strategy to reduce or eliminate systemic exposure and, therefore, reduce side effects.

        Large Molecule Injectable Formulation Opportunities:    Approximately 60% of injectable biologic therapeutics require lyophilization, which is expensive and challenging, and requires that the product be reconstituted in the physician's office. This is inconvenient and time consuming for physicians and their office staff. Reconstitution introduces an additional step in the handling of these products which may result in errors. Products may also be contaminated during the reconstitution process and cause infections. Since we can formulate and stabilize our injectable AI-09 botulinum with our proprietary NDS formulation technology, we believe we could also formulate many other large molecule injectable biologics as ready-to-use products.

Safety

        Safety was assessed in our clinical trials by collection of adverse events, review of concomitant treatments, and laboratory data. Our study investigators were selected based on their experience and knowledge of botulinum and marketed botulinum products, and routine use of such products in their practice. Study investigators evaluated each adverse event from each clinical trial and determined if it was related to the trial procedure, the study drug, or other cause. These study investigators made their determinations by evaluating the nature of the adverse event, including the timing of the event relative to the time of the drug application, the severity and duration of the adverse event, the physical status of the patient during that adverse event and the medical history of the patient. Participants were monitored for potential signs of botulinum induced muscle weakness, lethargy or paralysis, difficulty swallowing or breathing, and for signs of botulinum spread. The results of our clinical trials adverse event analyses are reported at least annually to the FDA.

        To date, the vast majority of adverse events in our clinical trials have been mild, transient and considered not related to the trial procedure or the study drug. There were no notable differences compared to the comparator groups and no subjects discontinued from the trial due to adverse events. Among the most frequently reported adverse events were headache, nasopharyngitis, or the common cold, musculoskeletal pain and blepharospasm, or eyelid twitching. There was no evidence of the regional or systemic spread of botulinum based on nerve and muscle strength evaluations. There were no serious adverse events or systemic safety concerns related to the study drug or treatment procedures.

Manufacturing and Operations

        We have a proprietary cell line for the production of botulinum that is incorporated into our product candidates, ANT-1207 and AI-09. We have outsourced and plan to continue to outsource the production and testing of botulinum and formulation and filling of our finished drug product to companies in the United States. We have contracted with QuaDPharma, Inc., or QuaDPharma, for the manufacture of our finished drug product for both ANT-1207 and AI-09.

        The manufacture of the drug substance for ANT-1207 and AI-09 is based on microbial fermentation followed by product recovery and purification steps. The process is already scaled to support what we believe will be all future clinical trials and commercial demands. Our bulk drug substance has been stable for at least five years when stored frozen. Based on experience in the botulinum research field, we expect our bulk drug substance will be stable for over a decade when stored frozen. This stability allows us to establish reserves of drug substance and allows periodic drug substance production to replenish inventories as needed. We currently have a reserve of drug substance that is sufficient to manufacture over a million doses of our drug products and would, we believe, support completing the entire clinical development program for the three indications under development for ANT-1207 and the one indication under development for AI-09. The manufacturing process consists of bulk compounding and liquid fill to support acceptable shelf-life duration. ANT-1207 and AI-09 have shown stability to date that will support commercial launch.

        Botulinum is regulated as a Select Agent under authority of the CDC, and as such requires that we and our outsourced manufacturers perform our operations in compliance with CDC regulations. We have our own laboratory which stores botulinum as well as the botulinum cell line that produces the botulinum. We are in good standing under our Select Agent license.

Competition

        We expect to enter highly competitive pharmaceutical and medical device markets. Successful competitors in the pharmaceutical and medical device markets have the ability to effectively discover, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical staff. Numerous companies are engaged in the development, manufacture and marketing of health care products competitive with those that we are developing.

Injectable Neuromodulators

        Our competitors in the prescription pharmaceutical market are companies offering approved injectable dosage forms of botulinum that are either approved or applied off-label for the indications that we are currently targeting with ANT-1207 and ANT-09, including:

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  Botox, marketed by Allergan, which, since its original approval by the FDA in 1989, has been approved for multiple indications, including primary axillary hyperhidrosis, lateral canthal lines, and glabellar lines.
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  Dysport, an injectable botulinum approved by the FDA in 2009 for the treatment of glabellar lines and cervical dystonia. Dysport is marketed by Ipsen Ltd. and Galderma S.A. Dysport is also marketed as Azzalure in European Union countries.
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  Xeomin, marketed by Merz Aesthetics, Inc, approved by the FDA in 2010 for cervical dystonia and blepharospasm in adults previously treated with Botox. Bocouture®, rebranded from Xeomin, received approval for glabellar lines in Germany in 2009. In 2010, Bocouture was approved in other significant markets within the European Union for glabellar lines. In 2011, Xeomin was approved by the FDA for glabellar lines.

        Evolus and Revance are each developing injectable dosage forms of botulinum in the United States. A division of Johnson & Johnson has been conducting clinical trials for an injectable neuromodulator for glabellar lines in the United States. Johnson & Johnson stated in an announcement in April, 2014, however, that they had abandoned this effort. We are aware of competing neuromodulators currently being developed and commercialized in Asia, South America and other markets. These lightly regulated markets may not require adherence to the FDA's cGMP, GCP, or the regulatory requirements of the European Medicines Agency, or other regulatory agencies in countries that are members of the Organization for Economic Cooperation and Development. While these products are unlikely to meet stringent US regulatory standards, the companies operating in these markets may be able to produce products at a lower cost than United States and European manufacturers and will compete with us in foreign markets.

Topical Neuromodulators

        We are not aware of any approved topical botulinum product. We are aware that Revance is developing a competitive topical botulinum product candidate. We believe that Revance employs a topical delivery system that is completely different from our NDS formulation technology. Revance has stated that the lead indication for its product candidate is the improvement of lateral canthal lines. Revance has also stated that it intends to develop its product candidate for hyperhidrosis and that it is in Phase 2 clinical trial testing for this indication.

        Other companies, in addition to Revance, are developing topical neuromodulators, potentially for therapeutic and cosmetic indications. However, we do not believe that such other topical botulinum products will reach the market before ANT-1207.

Hyperhidrosis

        Allergan's injectable Botox is the only botulinum product approved for primary axillary hyperhidrosis. We believe that ANT-1207 has a number of significant advantages over injectable Botox and other injectable botulinum products. Revance has stated that they are in Phase 2 clinical trials for their topical botulinum product candidate for hyperhidrosis. Revance has stated that at the highest dose of 11 ng/ml of botulinum tested by them to date, they have not yet found an adequately effective dose to bring into Phase 3 clinical trials and they plan to next test a dose of 25 ng/ml to determine whether that might be adequately effective. A published study on the use of Revance's delivery technology for the treatment of hyperhidrosis suggests that they apply 1.5 ml of their product per underarm. 1.5 ml of product with 11 ng/ml would equate to a dose of 16.5 ng of botulinum per underarm. By contrast, in a clinical trial, a dose of our ANT-1207, containing only 0.2 ng of botulinum per underarm, was clinically and statistically superior to vehicle control in treating hyperhidrosis. Based on our analysis of the Botox Phase 3 pivotal clinical trials data, our clinical trial results are consistent with those found for injected botulinum treatment. Additionally, we believe that Revance's product candidate currently requires reconstitution in the physician's office, that the product is left on the skin for 30 minutes and that the excess product is then wiped off and deactivated. By contrast, ANT-1207 does not require reconstitution, the procedure takes only 10 minutes and doesn't require wipe-off or deactivation of product. If Revance finds an adequately effective dose to treat primary axillary hyperhidrosis, and its expected topical product candidate as well as ANT-1207 are approved, then we believe that ANT-1207 will have significant competitive advantages over Revance's product due to ANT-1207's apparently less time consuming procedure, and apparently lower botulinum concentration.

        There are no over-the-counter products approved to treat hyperhidrosis, but there are a number of over-the-counter antiperspirants containing aluminum chloride and other aluminum-based compounds, which are manufactured by large companies, including Procter & Gamble, Unilever, Colgate-Palmolive, and Dial. Oral prescription pharmaceuticals, such as glycopyrrolate, oxybutynin, benzatropine, and propantheline are used by some physicians to treat hyperhidrosis even though the FDA has not approved these products for this indication. Certain medical devices may be used to treat hyperhidrosis. Miramar Labs markets an FDA-cleared medical device called miraDry that emits microwaves to destroy the sweat glands as a treatment for primary axillary hyperhidrosis. Chest surgery may also be performed to cut the nerves to the underarms as a treatment for primary axillary hyperhidrosis. Several prescription topicals are in development for the treatment of hyperhidrosis, including by such companies as Dermira and Brickell Biotech. The candidate products of each of Dermira and Brickell have required daily application in clinical trials to date according to clinicaltrials.gov. Dermira reported that in a clinical trial for its product candidate the most common adverse events reported were dry mouth, application site pain and headache.

Acne

        We have an exclusive license to the patents covering the commercialization of botulinum for the treatment of acne in the United States, Europe, Japan, Australia, Canada, China, Korea, and New Zealand. We are not aware of any company that has a botulinum-based product either approved or in development for the treatment of acne. We believe we have the potential to be the first company to reach the market with a topical botulinum product for acne and the only company to have such a product on the market until at least October 21, 2022, and potentially up to five years longer through patent restoration under the Hatch-Waxman Amendments.

        Many acne prescription treatments are available in pill and cream forms, which are manufactured by large companies such as Allergan, Galderma, Sanofi, Stiefel Laboratories and Valeant. Despite the

limitations of current products, no novel pharmacological approaches to treat acne have been introduced over the last 30 years. The last product incorporating a novel approach for the treatment of acne was isotretinoin, introduced in 1982 by Roche Laboratories under the trade name Accutane. Many prescription medicines and medical devices are available. These devices use light-based technologies and are manufactured by such companies as Solta, a division of Valeant. Many over-the-counter devices to treat acne are available that use light-based technologies, which are manufactured by such companies as Tria Beauty, Inc. Many other over-the-counter acne treatments are available in cream, lotion, wash, and wipe forms, which are manufactured by large companies such as Johnson & Johnson, Guthy Renker LLC, Procter & Gamble Co., Reckitt Benckiser plc and Unilever plc. Many prescription pharmaceuticals and over-the-counter products are in development for the treatment of acne in topical and pill form.

Lateral Canthal Lines

        Allergan's injectable Botox is the only botulinum product approved for lateral canthal lines. The Phase 3 clinical trials for Botox for this indication had a primary clinical endpoint of correcting lateral canthal lines when smiling. We are aware that Revance's lead indication for its topical botulinum product candidate is the treatment of lateral canthal lines and that Revance is preparing for new pivotal Phase 3 clinical trials for this indication with the primary endpoint of improving these lines when the patient is not smiling, also called "at rest" improvements. We are developing our product candidate with the primary clinical endpoint of correcting lateral canthal lines when smiling, and for correcting lines when the face is at rest as a secondary endpoint. In 2014, the FDA issued draft guidance that recommends that the primary endpoint for botulinum treatment for lateral canthal lines should be an assessment of these wrinkles when smiling.

        In addition to injectable neuromodulators, wrinkles may also be treated with injectable fillers. Such fillers include Allergan's Juvederm and Galderma's Restylane. Many medical devices to treat wrinkles are available that use light-based technologies, manufactured by such companies as Thermage and Fraxel, or that use ultrasound-based technologies, manufactured by such companies as Ulthera. Wrinkles may be treated by cosmetics which are manufactured by such companies as Avon, L'Oreal, or Procter & Gamble. Many over-the-counter devices to treat wrinkles are available that use light-based technologies, manufactured by companies such as Tria Beauty. Many prescription pharmaceuticals and over-the-counter products are in development for the treatment of wrinkles.

Sales & Marketing

        We currently have limited marketing capabilities and no sales organization. Assuming successful completion of clinical trials and receipt of marketing approval for ANT-1207 for treatment of hyperhidrosis, we plan to launch ANT-1207 in North America with our own sales force and commercial organization. Specifically, we would access the North American market through a focused, specialized sales force that targets dermatologists as the specialists who treat this condition. After establishing ANT-1207 with dermatologists, we would expect to expand marketing efforts to primary care physicians and consumers through the use of advertising. Assuming approval to market AI-09, we will focus our initial marketing of this product on the core specialties that treat wrinkles today, which would include dermatologists and plastic surgeons. Outside of North America, we plan to evaluate whether to develop and commercialize our product candidates on our own or in collaboration with potential partners.

Intellectual Property

        Our success depends in large part on our ability to obtain and maintain intellectual property protection for our drug candidates, novel biological discoveries, and drug development technology and other know-how, to operate without infringing on the proprietary or intellectual property rights of others and to prevent others from infringing our proprietary and intellectual property rights. We seek to protect our intellectual property position by, among other methods, filing US and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and commercialization of our product candidates. We also rely on know-how, copyright, trademarks and trade secret laws, continuing technological innovation and potential in-licensing opportunities to develop and maintain our intellectual property position. Such protection is also maintained using confidential disclosure agreements. Protection of our technologies is important for us to offer our customers proprietary services and products unavailable from our competitors, and to exclude our competitors from utilizing technology that we have developed.

        It is possible that our current patents, or patents which we may later acquire or develop, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not be granted patents from our pending patent applications or other inventions we seek to protect. Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we subsequently abandon them. It is also possible that we may develop proprietary products or technologies in the future that are not patentable. For more information, please see "Risk Factors—Risks Related to our Intellectual Property."

        As of the date of this prospectus, we own or license rights to 25 issued patents and 96 pending patent applications, including foreign counterparts of U.S. patents and applications. Relating to ANT-1207, we own or license rights to 22 issued patents and 63 pending patent applications, including foreign counterparts of U.S. patents and applications. These patent filings address composition of matter, methods of use including treatment of specific conditions, and manufacturing. Four of our patents are issued in the United States, with the rest issued in Australia, Canada, China, various countries in Europe, Japan, Mexico, New Zealand, Singapore and South Korea. In addition, we have pending patent applications in the United States as well as in Australia, Canada, China, various countries in Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Singapore, and South Korea. In the United States, the expected date of the last to expire currently issued patent is December 31, 2030. Because approval of ANT-1207 is still pending, one of our U.S. patents may be eligible for a patent term extension for up to five years, provided the total period of patent protection based on the extended patent does not exceed 14 years. For more information, please see "Business—Government Regulation—U.S. Patent Term Restoration and Marketing Exclusivity." Outside the United States, the expected date of the last to expire currently issued patent is November 30, 2027. We own 3 of the patents we hold and license 19 of the others from third parties.

        Relating to AI-09, we own or license rights to 20 issued patents and 37 pending patent applications, including foreign counterparts of U.S. patents and applications. These patent filings address composition of matter, methods of use including treatment of specific conditions, and manufacturing. Three of our patents are issued in the United States, with the rest issued in Australia, Canada, China, various countries in Europe, Japan, Mexico, New Zealand, Singapore and South Korea. In addition, we have pending patent applications in the United States as well as in Australia, Canada, China, various countries in Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Singapore, and South Korea. In the United States, the expected date of the last to expire currently issued patent is December 31, 2030. Because approval of AI-09 is still pending, one of our U.S. patents may be eligible for a patent term extension for up to five years, provided the total period of patent protection based on the extended patent does not exceed 14 years. For more information, please see "Business—Government Regulation—U.S. Patent Term Restoration and Marketing Exclusivity." Outside the United States, the expected date of the last to expire currently issued patent is November 30, 2027. We own 2 of the patents we hold and license 18 of the others from third parties.

        We will continue to pursue additional patent protection and take appropriate measures to obtain and maintain proprietary protection for our innovative technologies. Our registered and pending US trademarks include "NDS™".

License Agreements

2006 License Agreement

        Under the terms of the license agreement with the University of Massachusetts ("UMass") dated as of May 3, 2006, as amended, or the 2006 License Agreement, we acquired an exclusive license to various intellectual property rights upon which our proprietary NDS formulation technology is based. The license is an exclusive, worldwide, royalty-bearing license and we are able to grant sublicenses of our rights. UMass retains the right to use the patent rights for academic research, teaching and non-commercial patient care without payment to us. We are required to reimburse UMass for all ongoing patent-related expenses incurred by UMass. We are required to pay certain milestone payments upon the achievement of certain development and commercial milestones totaling up to an amount in the low single hundred thousand dollar range for each product. UMass will be entitled to a royalty rate under 5% of net sales made by us and a royalty rate in the 20%-30% range of all amounts we receive from any sublicensees. We may terminate this license agreement for any reason upon written notice to UMass. Either we or UMass may terminate this license agreement for uncured default of the other party. This license agreement contains development obligations that require certain development activities to be completed by specified dates. If we fail to meet these development obligations and we are unable to cure the default after notice from UMass, UMass may terminate this license agreement. This license agreement will remain in effect until the expiration of all issued patents within the patent rights.

2007 License Agreement

        Under the terms of the license agreement with UMass dated as of August 13, 2007, as amended, or the 2007 License Agreement, we acquired an exclusive license to the compound known as clostridium botulinum Type A (Hall Strain ATTC 3502), our proprietary strain of botulinum, and a non-exclusive license to other related information. The license to the compound is an exclusive, worldwide license. UMass retains rights to the compound and the related information for academic research, teaching and non-commercial patient care. We also pay an annual license maintenance fee that is under $100,000. We may terminate this license agreement for any reason upon written notice to UMass. Either we or UMass may terminate this license agreement for default of the other party which is not cured after written notice. This license agreement contains development obligations that require certain development activities to be completed by specified dates. If we fail to meet these development obligations and we are unable to cure the default after written notice from UMass, UMass may terminate this license agreement. This license agreement will remain in effect until 6 months after the last sale of products that incorporate clostridium botulinum Type A, provided that we determine that we will not continue to develop or sell such products.

2008 License Agreement

        Under the terms of the license agreement with the Board of Supervisors of Louisiana State University and Agricultural and Mechanical College ("LSU") dated as of June 12, 2008, as amended, or the 2008 License Agreement, we acquired an exclusive license to the patent covering the commercialization of botulinum in the treatment of acne. The license is for exclusive rights in the United States, Europe, Japan, Australia, Canada, China, Republic of Korea, and New Zealand. LSU retains the rights to the compound for academic research. We are required to pay up to an amount that is under $100,000 for an annual license maintenance fee. We are required to reimburse LSU for all ongoing patent-related expenses incurred by LSU. We are required to pay certain milestone payments upon the achievement of certain development and commercial milestones totaling under $500,000. We are also required to pay LSU a royalty rate under 5% of net sales. In addition, in the event that we license rights to a sublicensee, LSU will be entitled a royalty rate in the 20%-30% range of the fees that we receive from the sublicensee. We may terminate this license agreement for any reason upon written notice to LSU. LSU may terminate this license agreement if we cease to carry on business or default. This license agreement contains development obligations that require certain development activities to be completed by specified dates. LSU may also terminate this agreement if we fail to meet these development obligations and we are unable to cure the default after written notice from LSU. This license agreement will remain in effect until the expiration of the last-to-expire patent rights.

2010 License Agreement

        Under the terms of the license agreement with William Coleman III ("Coleman"), dated as of August 29, 2010, or the 2010 License Agreement, we acquired the exclusive rights to certain intellectual property, technology and inventions related to the topical application of clostridium botulinum toxin compositions for the treatment of bromhidrosis, or body odor, and certain application in primary axillary hyperhidrosis. The license is an exclusive, royalty-free, worldwide license, with the right to grant sublicenses if we should so choose. We may terminate this license agreement for any reason upon prior written notice to Coleman. Either we or Coleman may terminate this license agreement for uncured default and Coleman may terminate this license agreement upon our bankruptcy. The license will remain in effect until any of the intellectual property licensed to us ceases to be confidential information or the expiration of the last-to-expire valid claim of a licensed patent right claiming the composition, manufacture or use of such licensed product.

Government Regulation

Product Approval Process in the United States

        In the United States, the FDA regulates biologic products under the Federal Food, Drug and Cosmetic Act, or FDCA, Section 351 of the Public Health Service Act, or PHS, and related regulations. Biological products are also subject to other federal, state, local, and foreign statutes and regulations. The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of biological products. These agencies and other federal, state, local, and foreign entities regulate research and development activities and the testing, manufacture, quality control, safety, purity, potency, effectiveness, packaging, labeling, storage, distribution, record keeping, reporting, approval, advertising and promotion of our products. Failure to comply with the applicable United States regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions.

        Our product candidates, ANT-1207 and AI-09, are subject to regulation by the FDA as a biologic. Biologics require the submission of a BLA to the FDA and approval of the BLA by the FDA before marketing in the United States.

        The process of obtaining regulatory approvals for commercial sale and distribution and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable US requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial civil or criminal sanctions. These sanctions could include the FDA's refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, Warning Letters, Untitled Letters, Cyber Letters, product recalls, product seizures, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, refusals of government contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

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  completion of preclinical laboratory tests, animal studies and formulation studies performed in accordance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an IND which must become effective before human clinical trials in the United States may begin;
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  approval by an independent review board, or IRB, for each clinical study protocol and trial site before each trial may be initiated;
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  performance of adequate and well-controlled human clinical trials in accordance with the FDA's good clinical practice, or GCP, regulations to establish the safety, purity, and potency of the product candidate for its intended use;
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  submission to the FDA of a BLA;
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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA's current good manufacturing practice, or cGMP, and establishment and product standards regulations to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;
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  potential audits by the FDA of the preclinical and clinical trial sites that generated the data in support of the BLA;
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  possible review of the BLA by an external advisory committee to the FDA, whose recommendations are not binding on the FDA but are carefully considered by the Agency; and
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  FDA review and approval of the BLA prior to any commercial marketing or sale.

Preclinical Studies

        Before testing any compounds with potential therapeutic value in humans, the product candidate enters the pre-clinical, also referred to as, preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, stability and formulation, as well as animal studies to assess the potential toxicity and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLP. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature, and a proposed clinical protocol, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises safety concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a product candidate or terminate an IND at any time before or during clinical trials due to safety concerns or non-compliance, or for other reasons.

Clinical Trials

        Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators, generally physicians. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and in- and exclusion criteria, the parameters to be used to monitor subject safety, efficacy, and other treatment related outcomes. Each protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with GCP. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of clinical trial participants. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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  Phase 1. The product candidate is initially introduced into a limited population of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for some diseases, or when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the disease or condition for which the product candidate is intended to gain an early indication of its effectiveness.

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  Phase 2. The product candidate is evaluated in a limited patient population, but larger than in Phase 1, to identify possible adverse events and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted indications and to assess dosage tolerance, optimal dosage and dosing schedule.
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  Phase 3. Clinical trials are undertaken to further evaluate dosage, and provide substantial evidence of clinical efficacy, safety and effectiveness in an expanded patient population, such as several hundred to several thousand, at geographically dispersed clinical trial sites. Phase 3 clinical trials are typically conducted when Phase 2 clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. These trials typically have at least two groups of patients who, in a blinded fashion, receive either the product or a placebo. Phase 3 clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

        Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication to further assess the biologic's safety, purity and potency after BLA approval. Phase 4 trials can be initiated by the drug sponsor or as a condition of BLA approval by the FDA.

        Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. Regulatory authorities, a data safety monitoring board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the biological product has been associated with unexpected serious harm to patients.

        Our ongoing and planned clinical trials for our product candidates may not begin or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in:

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  obtaining regulatory approval to commence a trial;
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  reaching agreement with third-party clinical trial sites and Contract Research Organizations, and their subsequent performance in conducting accurate and reliable trials on a timely basis;
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  obtaining IRB approval to conduct a trial at a prospective site;
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  recruiting patients to participate in a trial; and
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  supply of the biological product.

        Typically, if a product is intended to treat a chronic disease, safety, purity and potency data must be gathered over an extended period of time. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

        Annual progress reports detailing the results of the clinical trials must be submitted to the FDA and written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events and any finding from other studies, tests in laboratory animals, or in vitro testing that suggests a significant risk for human subjects. Summaries of certain clinical trials and their results must also be posted to the website, www.clinicialtrials.gov.

        Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the biologic and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements and establishment and product standards. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

        Sponsors of INDs may request a Special Protocol Assessment, or SPA, from the FDA. Under an SPA, IND sponsors meet with the FDA to reach an agreement on the design and size of a clinical trial that will form the primary basis of an efficacy claim. If an agreement is reached, the FDA reduces the agreement to writing and makes it part of the administrative record. The agreement may not be changed by either the sponsor or the FDA after the clinical trial begins except with the written agreement of both the sponsor and the FDA or if the director of the FDA reviewing division determines that a substantial scientific issue essential to determining the safety or effectiveness of the product was identified after the clinical trial testing began. SPAs are also available for pre-clinical carcinogenicity and stability protocols.

        The manufacture of investigational products for the conduct of human clinical trials is further subject to cGMPs and establishment and product standards. Investigational products and active ingredients imported into the United States are also subject to regulation by FDA relating to their labeling and distribution. The export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as United States export requirements.

US Review and Approval Processes

        Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes a significant annual product fee for approved biologics and an annual establishment fee on facilities used to manufacture approved prescription biologics. Fee waivers or reductions are available in certain circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

        Once the FDA receives a BLA, it has 60 days to review the BLA to determine if it is substantially complete to permit a substantive review, before it accepts the BLA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA the FDA has ten months from the filing date to complete its initial review of a standard BLA for a new molecular entity and make a decision on the application. For non-new molecular entity standard applications, FDA has 10 months from the submission date to complete its initial review and to make a decision on the application. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal, thus, FDA does not always meet its PDUFA dates. The review process and the PDUFA date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA date.

        After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure, and potent for its intended use, and whether the product is being manufactured in accordance with cGMP and establishment and product standards to assure and preserve the product's identity, strength, quality and purity. The FDA must refer applications for biological products that contain active ingredients (including any ester or salt of the active ingredients) to an advisory committee or provide in an action letter a summary for not referring it to an advisory committee. FDA may also refer biological products which present difficult questions of safety, purity, or potency to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts, who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

        During the approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategies, or REMS, is necessary to assure the safe use of the product. If the FDA concludes REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without an approved REMS, if required. A REMS may include such tools as medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. A REMS can substantially increase the costs of obtaining approval as well as the potential market for and profitability of a product.

        Before approving a BLA, the FDA typically inspects the facilities at which the product is manufactured. The FDA will not approve the BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements, establishment and product standards, and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with GCP requirements. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional preclinical or clinical testing or information before a BLA can be approved.

        The FDA will issue a complete response letter if the agency decides not to approve the BLA. The complete response letter describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

        If a product receives regulatory approval, the approval may be significantly limited to specific diseases, conditions, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling, including black box warnings. In addition, the FDA may require post marketing studies, sometimes referred to as Phase 4 testing, which involves clinical trials designed to further assess drug safety, and efficacy and may require testing and surveillance programs in, for example, specific subgroups of patients such as the elderly or those who have specific unrelated conditions, such as liver or kidney disease, or those who concomitantly use other medications. After approval, certain changes to the approved biologic, such as adding new indications, manufacturing changes, new safety issues arise, or additional labeling claims, are subject to further FDA notification, review, and/or approval. Depending on the nature of the change proposed, a new BLA or BLA supplement must be filed and approved before the change may be implemented.

        The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The testing and approval process for a biological product may take several years to complete.

Post-Approval Requirements

        Any biologic products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety, purity, and potency information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, restrictions on direct-to-consumer advertising, promoting biologics for uses or in patient populations that are not described in the product's approved labeling, known as "off-label use," industry-sponsored scientific and educational activities, and promotional activities involving the internet. The FDA closely regulates the post-approval marketing and promotion of biologics, and although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Failure to comply with these or other FDA requirements can subject a manufacturer to possible legal or regulatory action, such as Warning Letters, Untitled Letters, Cyber Letters, withdrawal of marketing approval, refusal to approve pending applications, imposition of clinical holds, or termination of clinical trials, product recalls, refusal to allow imports or exports, total or partial suspension of manufacturing and/or distribution, debarment, refusal of government contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, seizure of product, injunctive action, mandated corrective advertising or communications with healthcare professionals, possible civil or criminal penalties or other negative consequences, including adverse publicity.

        The Prescription Drug Marketing Act, or PDMA, regulates the distribution of biologic products and samples at the federal level, and sets minimum standards for the registration and regulation of distributors by the states. Both the PDMA and state laws limit the distribution of prescription samples and impose requirements to ensure accountability and distribution.

        The recently enacted Drug Quality and Security Act also imposes new obligations on manufacturers, among others, related to product tracking and tracing. Among the requirements of this new legislation, manufacturers will be required to provide certain information regarding prescription products to individuals and entities to which product ownership is transferred, label the products with a product identifier, and keep certain records regarding the products. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers will also be required to verify that purchasers of the manufactures' products are appropriately licensed. Further, under this new legislation, manufacturers will have investigation, quarantine, disposition, and FDA and trading partner notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

        We currently outsource manufacture of our clinical trial supplies to support both of our product candidates and plan to do so on a commercial scale if our product candidates are approved. We and our outsource manufacturers are required to comply with applicable FDA manufacturing requirements contained in the FDA's cGMP and establishment and product standard regulations. These regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturers and other entities involved in the manufacture and distribution of approved biologics are required to register their establishments with the FDA and certain state agencies, list the manufactured products with FDA, and are subject to periodic inspections by the FDA and certain state agencies for compliance with cGMP, establishment and product standards, and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP and establishment and product standards compliance.

        We cannot be certain that we or our present or future suppliers will be able to comply with the cGMPs, establishment and product standards, and other FDA regulatory requirements. Other post-approval requirements applicable to biological products include reporting of deviations from applicable cGMPs or manufacturing standards or that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, distribution reports, reporting of adverse effects, reporting updated safety, purity, and potency information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing the results of applicable tests performed on the lot. Products subject to FDA official lot release may not be distributed until the lot is release by FDA. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

        Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements, by us or our suppliers, may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds or termination of clinical trials, Warning, Cyber, or Untitled Letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, exclusion from participation in federal or state healthcare programs, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

  Labeling, Marketing and Promotion

        The FDA closely regulates the labeling, marketing and promotion of biological products, including direct-to-consumer advertising, promotional activities involving the internet, and industry-sponsored scientific and educational activities. While doctors are free to prescribe any product approved by the FDA for any use, a company can only make claims relating to safety, purity, and potency of a biological product that are consistent with FDA approval, and the company is allowed to actively market a biological product only for the particular use and treatment approved by the FDA. In addition, any claims we make for our products in advertising or promotion must be appropriately balanced with important safety information and otherwise be adequately substantiated. We also may not make any claims comparing our products to other products without adequate and well-controlled head-to-head clinical trials. Failure to comply with these requirements can result in adverse publicity, Warning, Untitled, or Cyber Letters, corrective advertising, injunctions, refusal of government contracts, exclusion from participation in state and federal heathcare programs, mandatory compliance programs, False Claims Act liability, and potential civil and criminal penalties.

  Pediatric Clinical Trials

        Under the Pediatric Research Equity Act, or PREA, a BLA or BLA supplement for a new active ingredient, indication, dosage form, dosage regiment, or route of administration must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The intent of PREA is to compel sponsors whose products have pediatric applicability to study those products in pediatric populations, rather than ignoring pediatric indications for adult indications that could be more economically desirable. Either on its own initiative or at the request of the applicant, FDA may grant deferrals for submission of data or full or partial waivers.

US Patent Term Restoration and Marketing Exclusivity

        Depending upon the timing, duration and specifics of the FDA approval of our biologic product candidate, some of our US patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years to account for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. The patent term extension period may be reduced by any time that an applicant did not act with due diligence. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA. However, we cannot be certain that the PTO and the FDA will agree with our analysis or will grant a patent term extension. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued "Written Request" for such a study.

        Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company's BLA. Specifically, the Biologics Price Competition and Innovation Act of 2009, or BPCIA, established an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on their similarity to existing brand product. A biosimilar product is a product that is highly similar to the reference product, notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency. Biosimilarity is demonstrated through data from analytical studies, animal studies, and a clinical study or studies. The higher standard of interchangeability requires that a biological product is biosimilar to the reference biological product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. Interchangeable products may be substituted for a reference product without the intervention of the prescribing healthcare provider. Currently, FDA has not yet promulgated regulatory standards for determining interchangeability and the naming of biosimilar products.

        Despite the availability of an abbreviated pathway for biosimilar products, there are statutory provisions to protect reference products that have patent production. The biosimilar product sponsor and reference product sponsor must exchange patent and certain product information for the purpose of determining whether there should be a legal patent challenge. Based upon the outcome of negotiations surrounding the exchanged information, the reference product sponsor may bring a patent infringement suit and injunction proceedings against the biosimilar product sponsor. Biosimilar products also cannot be approved by the FDA until twelve (12) years after the original branded product was first licensed under a BLA. However, an application may be submitted after four years. Certain changes and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the twelve year exclusivity period.

Moreover, President Obama's proposed budget for fiscal year 2015 proposes cutting this twelve year period of exclusivity down to seven years. He also proposed to prohibit additional periods of exclusivity for brand biological products due to minor changes in product formulation, a practice often referred to as "evergreening." The first biological product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologic's patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period. The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty.

Regulation by the Centers for Disease Control and Prevention

        Under the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, certain substances, including toxins are subject to strict regulation. Under this act, select agents and toxins are biological agents that have the potential to pose a severe threat to public health and safety, to animal or plant health, or to animal or plant products. Tier 1 select agents or toxins present the greatest risk of deliberate misuse with significant potential for mass casualties or devastating effect to the economy, critical infrastructure, or public confidence, and pose a severe threat to public health and safety. Botulinum neurotoxins as well as the botulinum neurotoxin producing species of clostridium are classified as Tier 1 Select Agents and Toxins. Individuals or entities possessing, using, or transferring such substances must register with the CDC Federal Select Agent Program. Such persons and entities must further comply with regulatory requirements such as requirements pertaining to responsible officials, security risk assessments, access to the substance, security, biosafety, incident response, training, transfers, recordkeeping, and regulatory notification. Such individuals and entities are also subject to regulatory inspection. Noncompliance with the applicable regulatory requirements could result in the denial, suspension, or revocation of the registration, civil penalties, criminal fines, and imprisonment.

Product Approval Process Outside the United States

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure includes selecting one "reference member state," or RMS, and submitting to more than one member state at the same time. The RMS National Competent Authority conducts a detailed review and prepares an assessment report, to which concerned member states provide comment. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states post-initial approval. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

Federal and State Fraud and Abuse and Data Privacy and Security Laws and Regulations

        In addition to FDA restrictions on marketing of pharmaceutical products, federal and state fraud and abuse laws restrict certain business practices in the biopharmaceutical industry. These laws include anti-kickback and false claims statutes. We will be subject to these laws and regulations once we begin to directly commercialize our products.

        The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all of the criteria for statutory exemptions or safe harbor protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The reach of the Anti-Kickback Statute was also broadened by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, PPACA, which, among other things, amends the intent requirement of the federal Anti-Kickback Statute. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

        The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the US government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of the product for unapproved, and thus non-reimbursable, uses. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and may suffer a decline in our stock price. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

        The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

        In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to "business associates," those independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

        Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities now and in the future could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion of products from reimbursement under government programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti- fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Facilities

        Our headquarters is located in New York, New York, where we occupy approximately 400 square feet of office space. The term of our sub-lease expired in December 2014, which we have extended on a month-to-month basis while we look for new office space during 2015. Our laboratory is located in Woburn, Massachusetts where we occupy approximately 1,100 square feet of space. The current term of our lease expires in July 2015. We have an option to extend the lease for an additional term of two years, which would extend our lease through July 2017. We believe that our current facilities are adequate for our needs and for the immediate future and that, should it be needed, additional space can be leased to accommodate any future growth.

Employees

        As of March 1, 2015, we had 7 full-time employees and 1 part-time employee. Of these full-time employees, 5 were engaged in research and development and 2 were engaged in business development, finance, legal, human resources, facilities, information technology and general management and administration activities. We plan to continue to expand our research and development activities. To support this growth, we will need to expand managerial, research and development, operations, finance and other functions. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Legal Proceedings

        We are not currently a party to any material litigation or other material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information about our executive officers and directors, including their ages, as of March 1, 2015.

Name	Age	Position(s)
Executive Officers:
Jon Edelson, M.D.	55	President, Chief Executive Officer and Chairman
Fabian Tenenbaum, M.B.A	41	Chief Financial Officer and Chief Business Officer
Klaus Theobald, M.D., Ph.D	59	Chief Research & Development Officer
Mary Senica	54	Vice President, Quality Assurance and Compliance
Non-Employee Directors:
Carter Meyer, J.D.	46	Director
Albert F. Hummel, M.B.A	70	Director
Barry Kurokawa, M.B.A	59	Director

(1)
Member of the Compensation Committee.

(2)
Member of the Nominating and Corporate Governance Committee.

(3)
Member of the Audit Committee.

        Jon Edelson, M.D. is our Founder and has acted as Chairman, Chief Executive Officer and President since our inception in 2006. Dr. Edelson has over 20 years of experience starting and running health care companies as CEO, including Advanced Health which he co-founded and led through initial and secondary public stock offerings. As chief executive officer, Dr. Edelson previously also co-founded venture-backed Aureon Biosciences and Physicians' Online, the latter of which was acquired by Mediconsult.com. Prior to this, as chief executive officer, Dr. Edelson founded Medical Decision Resources, which was acquired by prescription benefit manager ValueRx. From January 2014 to August 2014, Dr. Edelson was a board member for Covagen AG, a Swiss biopharmaceutical company that was acquired by Johnson & Johnson. Dr. Edelson has been awarded patents for his inventions and is a co-inventor of ANT-1207 and AI-09. Dr. Edelson has been the lead author for articles published in peer-reviewed medical journals such as the Journal of the American Medical Association. Dr. Edelson received a B.A. (summa cum laude) from Yale University and an M.D. (with honors) from the University of Chicago. Dr. Edelson attended the Harvard School of Public Health and was a Dana Scholar at the University of Pennsylvania School of Medicine. Dr. Edelson was Board Certified in Internal Medicine after completing his training at Harvard's Brigham & Women's Hospital. Our Board of Directors believes that Dr. Edelson's perspective and experience he brings as the Chief Executive Officer, together with his historic knowledge of our company and our product candidates, operational expertise and continuity to the Board of Directors qualify him to serve as Chairman of our Board of Directors.

        Fabian Tenenbaum, M.B.A has served as our Chief Financial Officer and our Chief Business Officer since October 2014. Since March 2011, he was chief executive officer of Iluminage Beauty, a Unilever joint-venture company, which develops energy-based aesthetic medical devices for consumer use. From March 2011 to December 2013, he co-founded and then served as chief executive officer of Syneron Beauty until the company was spun-off to Unilever. From April 2007 to March 2011, Mr. Tenenbaum was executive vice president and chief financial officer for Syneron Medical Ltd. (NASDAQ: ELOS), a leading global aesthetic medical device company, where he oversaw financial management and investor relations, M&A strategy, global commercial initiatives and partnerships. Prior to Syneron, Mr. Tenenbaum held executive leadership positions with several life-science companies including Radiancy and Sunlight Medical. Mr. Tenenbaum served on the Board of Directors for Rakuto Bio Technologies Ltd. and Fluorinex Active Ltd. Mr. Tenenbaum holds an M.B.A (as a Dean's List honoree) from Columbia

University and a Bachelor in Medicine (summa cum laude) from the Faculty of Medicine at Ben Gurion University.

        Klaus Theobald, M.D., Ph.D. has served as our Chief Research & Development Officer since February 2009. From January 2004 to April 2008, Dr. Theobald led research and development at CollaGenex, a publicly traded US pharmaceutical company where he developed prescription dermatology products, including both Oracea® and Mirvaso®, which are now both on the market and being sold by Galderma after it acquired CollaGenex in 2008. Dr. Theobald has over 25 years of bio-pharmaceutical development experience developing dozens of biologic and small molecule products. He previously served as Vice President R&D and Chief Medical Officer in the US for Aventis Behring, and Senior Director, Worldwide Corporate Project Management and Head of Clinical Research Immunology for Behringwerke. Dr. Theobald holds a M.D. and Ph.D (magna cum laude) from Johannes Gutenberg University in Germany.

        Mary Senica has served as our Vice President, Quality Assurance and Compliance since December 2011. From December 2009 to December 2011, Ms. Senica served as our Senior Director of Quality Assurance. Ms. Senica supervises our outsourced manufacturing and testing activities as well as our Select Agent licensure program, where she serves in the capacity of Responsible Official. Ms. Senica has over 20 years of experience in the biomedical field, including at such firms as Ipsen, Armstrong Pharmaceuticals, Acambis, and Genzyme. Ms. Senica holds a M.S. from the University of Georgia and a B.S. from the University of Notre Dame.

        Carter Meyer, J.D. has served as a member of our Board of Directors since January 2007. Since February 2006, Mr. Meyer has been the Chief Executive Officer of SHD GP, LLC, the General Partner of Scientific Health Development, Ltd. ("SHD"), a life science investment fund. Mr. Meyer has also been the Chief Executive Officer and a Manager of SHD GP II, LLC and SHD Management, LLC, since February 2010. SHD GP II, LLC is the General Partner of Scientific Health Development II, Ltd. ("SHD II"), life science investment fund. SHD Management, LLC is the manager of SHD and SHD II. Prior to joining SHD GP, LLC, he was an attorney in private practice for over 12 years, most recently with Vinson & Elkins L.L.P., focusing on commercial transactions with substantial experience buying, selling, financing and making investments in both public and private entities. Mr. Meyer has a B.B.A. in finance from Texas Christian University and a J.D. from St. Mary's University School of Law. Our Board of Directors believes that Mr. Meyer's extensive experience in evaluating healthcare-related technology companies combined with his historic knowledge of our company qualify him to serve on our Board of Directors.

        Barry Kurokawa was elected to our Board of Directors in March 2015. Mr. Kurokawa is the founder and the Managing Partner of BlackRiver Capital Management. Mr. Kurokawa has also been a Healthcare Advisor at Discern Analytics since March 2013. Prior to BlackRiver Capital, from January 1996 to December 2008, Mr. Kurokawa was a Managing Partner and co-founder of ProMed Management and was a Senior Portfolio Manager at INVESCO Funds from July 1992 to January 1996. Mr. Kurokawa was the Director of Research at Schroer Capital from April 2010 to March 2012. Mr. Kurokawa has a BS in business administration from California State University, Los Angeles, and an M.B.A. from Loyola Marymount University. Our Board of Directors believes that Mr. Kurokawa's extensive experience in investment management and emerging growth life sciences companies qualifies him to serve on our Board of Directors.

        Albert Hummel was elected to our Board of Directors in February 2015. Since June 2013, Mr. Hummel has been a Managing Partner of Albrekca LLC, an asset management company. Prior to joining Albrekca LLC, from October 2010 to June 2013, Mr. Hummel was the Chief Executive Officer of Obagi Medical Products, Inc., a specialty pharmaceutical company and served as a director there from November 2005 to June 2013. From April 2000 to January 2013 Mr. Hummel was the Chief Executive Officer of Cobrek Pharmaceuticals, Inc., a drug development company. Mr. Hummel served as a director of Actaris Pharmaceuticals Inc. from September 1986 to September 2013 and currently serves on the boards of

VWise Inc. and Wilshire Axon. Mr. Hummel holds an M.B.A. from Indiana University and a B.S. from St. Joseph's University. Our Board of Directors believes that Mr. Hummel's extensive experience in the pharmaceutical industry qualifies him to serve on our Board of Directors.

Board Composition and Election of Directors

        Our board of directors is currently comprised of four directors. Each of our current directors was elected to serve as a member of our board of directors pursuant to an amended and restated voting rights agreement, dated October 6, 2009, by and among us and certain of our stockholders. Pursuant to the voting rights agreement, Mr. Edelson, Mr. Meyer, Mr. Hummel and Mr. Kurokawa were selected to serve on our board of directors. Mr. Meyer was designated by SHD Anterios Partners, LLC and SHD Encapsion Partners, LLP (collectively, "SHD"). Mr. Hummel was designated by mutual agreement of Mr. Edelson and the other Board members. Mr. Kurokawa was designated by Ascent Biomedical Ventures I, LP and Ascent Biomedical Ventures New York I, LP (collectively, "ABV"). Members of our board of directors previously elected to our board of directors pursuant to the investor rights agreement will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock. There are no family relationships among any of our directors or executive officers.

        Following the closing of this offering our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Our board of directors will consist of two as Class I directors (        and        ), whose term of office will continue until the 2015 annual meeting of stockholders, two as Class II directors (        and        ), whose term of office will continue until the 2016 annual meeting of stockholders, and two as Class III directors (        and         ), whose term of office will continue until the 2017 annual meeting of stockholders. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Director Independence

        Under the listing requirements and rules of the NASDAQ Global Market, or NASDAQ, independent directors must compose a majority of a listed company's board of directors within a one year period following the completion of this offering. In addition, applicable NASDAQ rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees must be independent within the meaning of applicable NASDAQ rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

        In                    , 2015, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the association of our directors with the holders of more than 5% of our common stock. As a result of this review, our board of directors determined that                        and                         qualify as "independent" directors within the meaning of the NASDAQ rules. Although NASDAQ rules require that a majority of the board of directors and each member of our audit, compensation and nominating and corporate governance committees must be independent, under special phase-in rules applicable to new public companies, we will have until one year from the effective date of our initial public offering to comply with these independence requirements. We intend to rely on these phase-in rules with respect to the composition of our board and committees. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Lead Independent Director

        Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the Chief Executive Officer serves as the Chairman of our board of directors, or if the Chairman is not otherwise independent. Because Dr. Edelson is our Chairman and Chief Executive Officer, our board of directors has appointed                        to serve as our lead independent director. Our lead independent director,                         , presides over periodic meetings of our independent directors, serves as a liaison between our Chairman and the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Audit Committee

        The members of our audit committee following the offering will be                    ,                     and                    .                      will serve as chair of the audit committee. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ and which will be available on our website prior to the completion of this offering at www.anteriosinc.com. The inclusion of our website address here and elsewhere in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

        Under the applicable NASDAQ rules, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Rule 5605 of the NASDAQ listing standards on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirement pursuant to Rule 10A-3 under the Exchange Act, which require (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

        Our board of directors has determined that                    members of our audit committee who will continue to be on the audit committee following our initial public offering are independent as independence is currently defined in Rule 5605 of the NASDAQ listing standards and Rule 10A-3 under the Exchange Act. We expect that membership of this committee will be changed to comply with independence requirements prior to the end of the phase-in period permitted by NASDAQ.

        In addition, our board of directors has determined that each member of the audit committee is financially literate and that                    and                    each qualifies as an "audit committee financial expert" as defined in applicable SEC rules. In making this determination, our board has considered the formal education and nature and scope of his previous experience, coupled with past and present service on various audit committees.

        The responsibilities of our audit committee include, among other things:

  •
  reviewing our annual and quarterly financial statements and reports, discussing the statements and reports with our independent registered public accounting firm and management and recommending to the board whether to include the financial statements in the annual reports filed with the SEC;
  •
  discussing the type of information to be disclosed and the type of presentation to be made regarding financial information and guidance to analysts and ratings agencies;
  •
  overseeing our disclosure controls and procedures, including internal controls over our financial reporting, and reviewing and discussing our management's periodic review of the effectiveness of our internal control over financial reporting;
  •
  reviewing with our independent registered public accounting firm and management significant issues that arise regarding accounting principles and financial statement presentation, matters concerning the scope, adequacy and effectiveness of our financial controls, effects of alternative accounting principles generally accepted in the United States of America, methods on our financial statements and any correspondence or reports that raise issues with or could have a material effect on our financial statements;

  •
  retaining, appointing, setting compensation of and evaluating the performance, independence, internal quality control procedures and qualifications of our independent auditors;
  •
  reviewing and approving in advance the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
  •
  reviewing with our independent registered public accounting firm the planning and staffing of the audit, including the rotation requirements and other independence rules;
  •
  reviewing and, if acceptable, approving any related person transactions;
  •
  overseeing and discussing with management our policies with respect to risk assessment and risk management, and our significant financial and operational risk exposures;
  •
  setting policies for our hiring of employees or former employees of our independent registered public accounting firm;
  •
  reviewing and assessing the adequacy of our audit committee charter periodically; and
  •
  establishing procedures for receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters, and for confidential, anonymous submissions of accounting and auditing concerns by employees.

Compensation Committee

        The members of our compensation committee are                    ,                     and                    .                     serves as chair of the compensation committee. All members of our compensation committee are independent as independence is currently defined in Section 5605 of the NASDAQ listing standards and qualify as outside directors under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The compensation committee operates under a written charter that satisfies the applicable standards of NASDAQ and which will be available on our website prior to the completion of this offering at www.anteriosinc.com. The inclusion of our website address here and elsewhere in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

        The responsibilities of our compensation committee include, among other things:

  •
  approving the compensation and other terms of employment of our chief executive officer, which are then reviewed and ratified by our board of directors;
  •
  approving or recommending to our board of directors the compensation and other terms of employment of our senior executives;
  •
  approving annually the corporate goals and objectives relevant to the compensation of our chief executive officer and assessing at least annually our chief executive officer's performance against these goals and objectives;
  •
  reviewing annually our compensation strategy, including base salary, incentive compensation and equity-based grants, as well as adoption, modification or termination of this compensation;
  •
  evaluating at least annually and recommending to our board of directors the type and amount of compensation to be paid or awarded to non-employee board members;
  •
  reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;
  •
  approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;
  •
  reviewing at least annually the adequacy of our compensation committee charter; and
  •
  reviewing and evaluating, at least annually, the performance of the compensation committee.

Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are                    and                    .                     serves as chair of this committee. Currently, our board of directors has determined that both members of our nominating and corporate governance committee are independent as independence is currently defined in Section 5605(a)(2) of the NASDAQ listing standards. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of NASDAQ and which will be available on our website prior to the completion of this offering at www.anteriosinc.com. The inclusion of our website address here and elsewhere in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

        The responsibilities of our nominating and corporate governance committee include, among other things:

  •
  identifying, considering and nominating candidates to serve on our board of directors;
  •
  developing and recommending the minimum qualifications for service on our board of directors;
  •
  overseeing the evaluation of the board and management on an annual basis;
  •
  considering nominations by stockholders of candidates for election to the board of directors;
  •
  reviewing annually the independence of the non-employee directors and members of the independent committees of the board;
  •
  developing and recommending to our board of directors a set of corporate governance guidelines, and reviewing and recommending to our board of directors any changes to such principles;
  •
  developing and recommending to our board of directors a code of business conduct and ethics, and reviewing and recommending to our board of directors any changes to the code; and
  •
  reviewing the adequacy of its charter, our corporate governance guidelines and our code of business conduct and ethics on an annual basis.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.anteriosinc.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Board Leadership Structure and Board's Role in Risk Oversight

        Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property as more fully discussed under "Risk Factors" in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

        The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on Anterios, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Limitation of Liability and Indemnification Arrangements

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated by-laws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;
  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or
  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

        In addition, our amended and restated by-laws provide that:

  •
  we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and
  •
  advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

        We also expect to enter into indemnification agreements with each of our executive officers and directors in connection with this offering. These agreements will provide that we will indemnify each of our directors to the fullest extent permitted by the Delaware General Corporation Law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        We also maintain general liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and certain employees pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

        The following table presents information regarding the total compensation earned by our chief executive officer and our two other most highly compensated executive officers who were serving during the fiscal year ended December 31, 2014. We refer to these officers as our named executive officers.

Name and Principal Position	Salary	Bonus		Option Awards(1)	Total
Jon Edelson, M.D.	$375,000	$131,250	(2)	—	$506,250
Chairman of the Board, Chief Executive Officer and President
Klaus Theobald, M.D., Ph.D.	$335,955	$83,989	(3)	$145,200	$565,144
Chief Research & Development Officer
Fabian Tenenbaum, M.B.A.
Chief Financial Officer and Chief Business Officer	$65,962	$16,233	(2)	$345,840	$428,035

(1)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during 2014 computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in Note 9 to our financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)
To be paid upon the completion of the Company's initial public offering or sale.

(3)
$83,989 to be paid upon the completion of the Company's initial public offering or sale.

Arrangements with Our Named Executive Officers

        Each of our named executive officers is party to a written employment agreement with us and is employed at will.

Jon Edelson, M.D.

        Dr. Edelson has been employed by us since March 2006 when we were incorporated. In 2014, Dr. Edelson earned a base salary of $375,000. On December 9, 2014, we entered into a new employment agreement with Dr. Edelson, the terms of which were effective as of January 1, 2014.

        Pursuant to the terms of his employment agreement, Dr. Edelson's annual base salary has been set at $375,000. Dr. Edelson will be considered annually for a target bonus of up to 35% of his base salary, subject to the attainment of performance criteria set by the Compensation Committee for each fiscal year. In 2014 we accrued a bonus of $131,250 based on the full attainment of expected performance for the relevant period.

        In accordance with the terms of Dr. Edelson's employment agreement, the Company maintains a life insurance policy which will pay to Dr. Edelson's chosen beneficiary at least $650,000 upon Dr. Edelson's death and a disability insurance policy which may provide a non-taxable benefit of at least $225,000 per year upon Dr. Edelson's disability.

        Dr. Edelson's employment is at will. In the event of Dr. Edelson's death or disability, Dr. Edelson, or his estate, will be entitled to receive, in addition to his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of such death or disability, a pro-rated amount of any annual bonus which would have become payable for the year of his death or in which employment was terminated based on disability based on the actual performance for the fiscal year as determined by the Compensation Committee.

        In the event of termination by the Company without cause or by Dr. Edelson for good reason, Dr. Edelson will be entitled to receive, in addition to his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of such termination and subject to the execution of a release agreement, (a) continued payment of his then-current base salary for 12 months following termination, (b) a pro-rated amount of any annual bonus which would have become payable for the year of termination based on the actual performance for the fiscal year as determined by the Compensation Committee, and (c) reimbursement for the cost of continued health care coverage for up to 12 months after termination.

        "Cause" is defined in Dr. Edelson's employment agreement as (a) gross negligence or willful misconduct in the performance of duties to the Company resulting, or likely to result in, substantial and material damage to the Company or its subsidiaries; (b) the commission of a material breach of the employment agreement; (c) willful and habitual neglect of the duties of employment, including the intentional refusal or failure to act on any lawful and proper direction of the board of directors; (d) the commission of an act of fraud with respect to the Company; or (e) conviction of any felony crime involving moral turpitude.

        "Good reason" is defined in Dr. Edelson's employment agreement as the occurrence of any of the following events without his consent: (a) a material breach of Dr. Edelson's employment agreement by the Company, including a change that results in a material diminution or adverse change of Dr. Edelson's position or scope of responsibilities; (b) a failure by the Company to make any material payment to Dr. Edelson when due; (c) a material and adverse change in Dr. Edelson's compensation and benefits; (d) a final judgment by a competent authority confirming commission of libel or slander by the Company or any person acting on behalf of the Company concerning Dr. Edelson or a material tort relating to his office or employment with the Company that has a material adverse effect on Dr. Edelson; or (e) a relocation of Dr. Edelson's principal place of employment by more than 25 miles away from New York City.

Klaus Theobald, M.D., Ph.D.

        Dr. Theobald entered into an employment agreement and commenced employment with us on February 1, 2009. His initial annual base salary was $270,000. In 2014, Dr. Theobald earned a base salary of $335,955. In accordance with the terms of his employment agreement, Dr. Theobald will be considered annually for a bonus target of up to 25% of his then-current base salary, subject to the attainment of performance criteria set from time to time by the Company. The amount of any bonus and the attainment of performance criteria will be determined by the board of directors in its sole discretion. The board of directors has approved the payment of a cash bonus of $83,989 related to Dr. Theobald's 2014 performance, $83,989 of which is to be paid to Dr. Theobald upon the completion of the Company's initial public offering or sale.

        Pursuant to the terms of his employment agreement, Dr. Theobald was issued options to purchase an aggregate of 109,008 shares of common stock of the Company. Such options were fully vested as of September 23, 2012.

        Dr. Theobald's employment is at will. In the event of termination by the Company without cause, Dr. Theobald will be entitled to receive (i) the amount of his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of termination, (ii) subject to the execution of a release agreement, a severance payment in an amount equal to 26 weeks of base salary, and (iii) reimbursement for Dr. Theobald's cost of health insurance premiums for up to 15 months after termination. "Cause" is defined in Dr. Theobald's employment agreement as (a) gross negligence or willful misconduct in the performance of duties to the Company resulting, or likely to result in, substantial and material damage to the Company or its subsidiaries; (b) the commission of a material breach of the employment agreement; (c) willful and habitual neglect of the duties of employment, including the intentional refusal or failure to act on any lawful and proper direction of the CEO, President or board of directors; (d) the commission of an act of fraud with respect to the Company; or (e) conviction of any felony crime involving moral turpitude.

Fabian Tenenbaum, M.B.A.

        On September 15, 2014, we entered into a letter agreement with Fabian Tenenbaum offering Mr. Tenenbaum the position of Chief Financial Officer and Chief Business Officer. Mr. Tenenbaum's employment became effective on October 13, 2014. Pursuant to the terms of the letter agreement, Mr. Tenenbaum earns a base salary of $300,000. In accordance with the terms of his employment agreement, Mr. Tenenbaum will be considered annually for a bonus target of up to 25% of his then-current base salary, subject to the attainment of performance criteria set from time to time by the Company. The amount of any bonus and the attainment of performance criteria will be determined by the board of directors in its sole discretion. In 2014 we accrued a pro-rated bonus of $16,233 based on the full attainment of expected performance for the relevant period.

        Pursuant to the terms of the letter agreement, Mr. Tenenbaum was issued options to purchase an aggregate of 132,000 shares of common stock of the Company. These options will vest over four years, beginning on the one-year anniversary of his start date. The exercise price of these options is $3.02.

        Mr. Tenenbaum's employment is at will. In the event of termination by the Company without cause or by Mr. Tenenbaum for good reason, Mr. Tenenbaum will be entitled to receive (i) the amount of his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of termination and (ii) subject to the execution of a release agreement, a severance payment in the amount equal to 26 weeks of base salary. In the event of termination by the Company without cause after a change in control or by Mr. Tenenbaum for good reason after a change in control, Mr. Tenenbaum will be entitled to receive (i) the amount of his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of termination and (ii) subject to the execution of a release agreement, a severance payment in the amount equal to 52 weeks of base salary. "Cause" is defined in Mr. Tenenbaum's employment agreement as (a) gross negligence or willful misconduct in the performance of duties to the Company resulting, or likely to result in, substantial and material damage to the Company or its subsidiaries; (b) the commission of a material breach of the employment agreement; (c) willful and habitual neglect of the duties of employment, including the intentional refusal or failure to act on any lawful and proper direction of the CEO, President or board of directors; (d) the commission of an act of fraud with respect to the Company; or (e) conviction of any felony crime involving moral turpitude.

Employee Confidentiality and Assignment Agreements

        Each of our named executive officers has entered into a standard form agreement with respect to confidential information and assignment of inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes, for each of the named executive officers, the number of outstanding equity awards held by each of our named executive officers as of December 31, 2014.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jon Edelson, M.D.	—		—	—	—
Klaus Theobald, M.D., Ph.D.	76,306	(1)	—	$0.90	6/16/19
	32,702	(1)	—	$0.90	9/22/19
	9,569	(1)	—	$2.11	12/3/19
	25,000	(1)	—	$2.11	12/3/19
	24,000	(2)(3)	—	$2.80	12/14/21
	40,000	(3)(4)	—	$2.77	4/29/23
	60,000	(3)(5)	—	$2.77	1/26/24
Fabian Tenenbaum, M.B.A.	132,000	(3)(6)	—	$3.02	10/12/24

(1)
The option was fully vested as of December 2014.
(2)
The shares subject to the option will vest in forty-eight (48) equal monthly installments over the forty-eight (48)-month period measured from December 2011.
(3)
The option may be exercised prior to vesting, with any shares so issued subject to the Company's right of repurchase until such shares have vested.
(4)
The shares subject to the option will vest in forty-eight (48) equal monthly installments over the forty-eight (48)-month period measured from April 2013.
(5)
The shares subject to the option will vest in forty-eight (48) equal monthly installments over the forty-eight (48) month period measured from January 2014.
(6)
The shares subject to the option will vest in forty-eight (48) equal monthly installments over the forty-eight (48) month period measured from October 2014.

Director Compensation

        We did not pay any compensation, reimburse any expense of (except for travel expenses related to Board meetings for Board members residing outside of New York state), make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2014, nor did we maintain any standard fee arrangements for the non-employee members of our board of directors for their service as directors. We intend to adopt a formal director compensation policy for all of our non-employee directors prior to the completion of this offering.

Amended and Restated 2006 Equity Incentive Plan

        Our board of directors adopted and our shareholders approved our 2006 Stock Incentive Plan, or the 2006 Plan, on March 30, 2006. The 2006 Plan became effective upon adoption by the board. On June 11, 2008 and December 6, 2009, the board of directors and a majority of our shareholders approved amendments and restatements of the 2006 Plan. The features of the 2006 Plan, as amended and restated, are set forth below.

        Administration.    Our board of directors currently administers the 2006 Plan; however, the board may delegate its authority to administer the 2006 Plan to the compensation committee of our board of directors. The term "plan administrator," as used in this summary, will mean our board of directors or our compensation committee, to the extent each such body is acting within the scope of its administrative authority under the 2006 Plan.

        Eligibility.    Employees, directors and consultants, in our employ or service are eligible to participate in the Plan.

        Securities Subject to 2006 Plan.    1,337,882 shares of our common stock have been reserved for issuance over the term of the 2006 Plan. If an option terminates without exercise or if we reacquire shares issued pursuant to a stock award, the shares subject to such terminated option or such reacquired shares will be available for other awards under the 2006 Plan.

        Awards.    Under the 2006 Plan, eligible persons may, at the discretion of the plan administrator, be granted non-qualified stock options and stock awards. The plan administrator will have complete discretion to determine which eligible individuals are to receive awards, the number of shares subject to each such award, and the terms and conditions of each such awards.

        Corporate Transactions.    In the event we experience a corporate transaction, the plan administrator will (i) provide for the continuation of outstanding options and stock grants, (ii) provide that the options and stock grants be exercised or accepted, and if not exercised or accepted, terminated, or (iii) provide that all options and stock grants be terminated in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such options or stock grants over the exercise price or purchase price thereof. The plan administrator will have complete discretion to grant one or more awards which may provide for different adjustments in connection with a corporate transaction.

        Unless the definition of corporate transaction is otherwise set forth in an individual award agreement, a corporate transaction will be deemed to occur in the event of a consolidation with or acquisition by another entity in a merger or the sale of all or substantially all of our assets, other than a transaction merely to change the state of our incorporation.

        Recapitalization.    In the event of a recapitalization or reorganization in which our securities or the securities of another company are issued with respect to shares of our outstanding stock other than pursuant to a corporate transaction, a holder of an option or stock award who exercises his or her option or accepts a stock award after such recapitalization or reorganization will be entitled to receive the number of replacement securities which such holder would have received had such option or stock award been exercised or accepted prior to such recapitalization or reorganization.

        Transferability and Shareholder Rights.    Awards are generally not transferable and may only be exercised by the participant. No participant will have any shareholder rights with respect to any award until such award is exercised or vests and the underlying shares are issued.

        Amendment and Termination.    Our stockholders may amend or modify the 2006 Plan at any time. Unless sooner terminated by a vote of our board of directors or shareholders, the Plan will terminate on March 30, 2016.

2015 Equity Incentive Plan

        Prior to the completion of this offering, we intend to adopt our 2015 Equity Incentive Plan, or the Plan. The Plan will become effective upon adoption by the board. Under the Plan, employees, non-employee directors, consultants and advisors may, at the discretion of the plan administrator, be granted options, stock appreciation rights, stock awards, and restricted stock units. The principal features of the Plan are described below.

        Administration.    The compensation committee of our board of directors will have the exclusive authority to administer the Plan with respect to awards made to our executive officers and non-employee board members and will also have the authority to make awards to all other eligible individuals. The term "plan administrator," as used in this summary, will mean our compensation committee to the extent it is acting within the scope of its administrative authority under the Plan.

        Eligibility.    Employees, including officers, and non-employee directors, as well as consultants and independent advisors, in our employ or service or in the employ or service of our parent or subsidiary companies (whether now existing or subsequently established) will be eligible to participate in the Plan.

        Securities Subject to Plan.    We have reserved                        shares of our common stock for issuance under the Plan. The share reserve will automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with calendar year 2016, by an amount equal to

% of the total number of shares of our common stock outstanding on the last trading day in the immediately preceding calendar month.

        The shares of our common stock subject to outstanding awards made under the Plan will be available for subsequent award and issuance to the extent those awards subsequently expire, are forfeited or cancelled or terminate for any reason prior to the issuance of the shares of common stock subject to those awards. Unvested shares issued under the Plan and subsequently forfeited or repurchased by us will be added back to the reserve and available for subsequent award and issuance under the Plan. Should the exercise price of an option be paid in shares of our common stock (whether through the withholding of a portion of the otherwise issuable shares or through the tender of outstanding shares), then the number of shares reserved for issuance under the Plan will be reduced by the net number of shares issued under the exercised option. Upon the exercise of any stock appreciation right granted under the Plan, the share reserve will be reduced by the net number of shares actually issued upon such exercise. Should shares of common stock otherwise issuable under the Plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the issuance, exercise, vesting or settlement of an award under the Plan, then the number of shares of common stock available for issuance under the Plan will be reduced by the net number of shares actually issued after any such share withholding.

        Award Limitations.    A participant in the Plan may not receive (i) stock options and stand-alone stock appreciation rights that are settled in shares of more than                        shares of our common stock in the aggregate in any calendar year or (ii) awards other than stock options and stand-alone stock appreciation rights that are settled in shares of more than                        shares of our common stock in the aggregate in any calendar year.

        In addition, the maximum number of shares of our common stock that may be issued under our Plan pursuant to stock options intended to qualify as incentive stock options under the federal tax laws may not exceed                        shares. This share limitation, however, will automatically be increased on the first trading day in January of each calendar year, beginning with calendar year 2016, by the number of shares of our common stock added to the share reserve on that day pursuant to automatic share increase feature described above, not to exceed                        shares per year.

        Awards.    The plan administrator will have complete discretion to determine which eligible individuals are to receive awards, the time or times when those awards are to be granted, the number of shares subject to each such award, the vesting and exercise schedule (if any) to be in effect for the award, the cash consideration (if any) payable per share subject to the award, the settlement of the awards, the maximum term for which the award is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws.

        Options.    Each granted option will have an exercise price per share determined by the plan administrator, but the exercise price will not be less than one hundred percent of the fair market value of the option shares on the grant date. No granted option will have a term in excess of ten years. Each option will generally vest and become exercisable for the underlying shares in one or more installments over a specified period of service measured from the grant date, provided however that the plan administrator will have complete discretion to award stock options that are immediately exercisable upon grant. Upon cessation of service other than for misconduct, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent they are at the time exercisable for vested shares. The plan administrator will have complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised, provide for continued vesting during the applicable post-service exercise period and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding.

        Stock Appreciation Rights.    The Plan allows the issuance of two types of stock appreciation rights:

  •
  Tandem stock appreciation rights granted in conjunction with stock options which provide the holders with the right to surrender the related option grant for an appreciation distribution from us in an amount equal to the excess of (i) the fair market value of the vested shares of common stock subject to the surrendered option over (ii) the aggregate exercise price payable for those shares.

  •
  Stand-alone stock appreciation rights which allow the holders to exercise those rights as to a specific number of shares of our common stock and receive in exchange an appreciation distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which those rights are exercised over (ii) the aggregate exercise price in effect for those shares. The exercise price per share may not be less than the fair market value per share of our common stock on the date the stand-alone stock appreciation right is granted, and the right may not have a term in excess of ten years.

        The appreciation distribution on any exercised tandem or stand-alone stock appreciation right may be paid in (i) cash, (ii) shares of our common stock or (iii) a combination of cash and shares of our common stock. Upon cessation of service, the holder of a stock appreciation right will have a limited period of time in which to exercise such right to the extent exercisable at that time. The plan administrator will have complete discretion to extend the period following the holder's cessation of service during which his or her outstanding stock appreciation rights may be exercised, provide for continued vesting during the applicable post-service exercise period and/or to accelerate the exercisability or vesting of those stock appreciation rights in whole or in part. Such discretion may be exercised at any time while the stock appreciation right remains outstanding.

        Repricing.    The plan administrator has the discretionary authority to: (i) cancel outstanding options or stock appreciation rights in return for new options or stock appreciation rights with a lower exercise or base price per share, (ii) cancel outstanding options or stock appreciation rights under the Plan with exercise or base prices per share in excess of the then current fair market value per share for consideration payable in cash or in equity securities, and (iii) reduce the exercise or base price in effect for outstanding options or stock appreciation rights.

        Stock Awards and Restricted Stock Units.    Shares may be issued under the Plan subject to performance or service vesting requirements established by the plan administrator. Shares may also be issued as a fully-vested bonus for past services without any cash outlay required of the recipient.

        Shares of our common stock may also be issued under the Plan pursuant to restricted stock units which entitle the recipients to receive those shares upon the attainment of designated performance goals or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those units, including (without limitation), a deferred distribution date following the termination of the recipient's service with us. Restricted stock units subject to performance vesting may be structured so that the award converts into shares of our common stock at a rate based on the attainment level of performance for each performance objective.

        Outstanding stock awards will be forfeited and restricted stock units will automatically terminate if the performance goals or service requirements established for such awards are not attained. However, the plan administrator will have the discretionary authority to vest or make payments in satisfaction of one or more outstanding awards as to which the designated performance goals or service requirements are not attained.

        Restricted stock units may be settled in cash, shares of our common stock or a combination of both, as determined by the plan administrator. Dividend equivalents may be paid or credited, whether in cash or in actual or phantom shares of our common stock, on outstanding restricted stock units, upon such terms and conditions as determined by the plan administrator.

        Change in Control.    In the event we experience a change in control, each outstanding award may be assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the intrinsic value of the award and provides for the subsequent vesting and payout of that value in accordance with the same vesting schedule in effect for that award. In the absence of such assumption, continuation or replacement of the award, the award will automatically accelerate and vest in full immediately prior to the change in control. The plan administrator will have complete discretion to grant one or more awards which will vest upon a change in control or in the event the individual's service with us or the successor entity terminates within a designated period following a change in control transaction.

        Unless the definition of change in control is otherwise set forth in an individual award agreement, a "change in control" will be deemed to occur in the event of our change in ownership or control due to the following: (a) a merger, consolidation, or other reorganization approved by our stockholders, unless securities representing at least 50% of the total combined voting power of the successor corporation are thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to the transaction, (b) the sale, transfer, or disposition of all or substantially all of our assets, (c) the closing of any transaction or series of related transactions pursuant to which any person or group of related persons acquires directly or indirectly beneficial ownership of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of our outstanding securities or (d) the composition of our board changes over a period of twelve (12) consecutive months or less such that a majority of the board ceases to be comprised of individuals who either (1) have been board members continuously since the beginning of such period, or (2) have been elected or nominated for election as board members during such period by at least a majority of the board members described in clause (1) who were still in office at the time the board approved such election or nomination.

        Recapitalization.    In the event any change is made to the outstanding shares of our common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting the outstanding common stock as a class without our receipt of consideration or should the value of our outstanding shares of common stock be substantially reduced by reason of a spin-off transaction or extraordinary dividend or distribution, or should there occur any change in control transaction or any other merger, consolidation or other reorganization, equitable adjustments will be made to: (i) the maximum number and/or class of securities issuable under the Plan; (ii) the maximum number and/or class of securities for which any one person may be granted stock options or stand-alone rights that are settled in shares under the Plan in any calendar year; (iii) the maximum number and/or class of securities for which any one person may be granted awards (other than stock options or stand-alone rights that are settled in shares) under the Plan in any calendar year; (vi) the maximum number and/or class of securities that may be issued pursuant to incentive stock options; (v) the number and/or class of securities and the exercise or base price per share in effect under each outstanding award under the Plan and the consideration (if any) payable per share; and (vi) the number and/or class of securities subject to outstanding repurchase rights under the Plan and repurchase price payable per share. Such adjustments will be made in such manner as the plan administrator deems appropriate, and such adjustments will be final, binding and conclusive.

        Transferability and Stockholder Rights.    Awards are generally not transferable and may only be exercised by the participant. No participant will have any stockholder rights with respect to any award until such award is exercised or vests and the underlying shares are issued.

        Amendment and Termination.    Our board of directors may amend or modify the Plan at any time subject to any stockholder approval required under applicable law or regulation or pursuant to the listing standards of the stock exchange on which our common stock is at the time primarily traded.

        Unless sooner terminated by our board of directors, the Plan will terminate on the earliest of (i)                         , 2025, (ii) the date on which all shares available for issuance under the Plan have been issued as fully-vested shares, or (iii) the termination of all outstanding awards in connection with certain changes in control or ownership.

2015 Employee Stock Purchase Plan

        Our Employee Stock Purchase Plan, or the ESPP, was adopted by the board and approved by our stockholders on                                    , 2015. The ESPP will become effective on the date the underwriting agreement for this offering is signed. The ESPP is designed to allow our eligible employees to purchase shares of our common stock at periodic intervals with their accumulated payroll deductions and will be

administered by our Compensation Committee. The ESPP will terminate no later than the last business day of                        , 2025.

        Share Reserve.                            shares of our common stock will initially be reserved for issuance under the ESPP. The reserve will automatically increase on the first trading day in January each calendar year during the term of the ESPP, beginning in calendar year 2016, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in the immediately preceding calendar month. In no event will any such annual increase exceed                        shares.

        Offering Periods.    The ESPP will have a series of overlapping offering periods, each with a duration of twenty-four (24) months, unless a shorter duration is set by the plan administrator prior to the start date.

        Eligible Employees.    Individuals regularly expected to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date of that period.

        Payroll Deduction.    A participant may contribute any multiple of 1% of his or her cash earnings up to 15% (or such lesser percentage as may be specified by the plan administrator prior to the start date of any subsequent offering period) through payroll deductions, and the accumulated deductions will be applied to the purchase of shares of our common stock on each specified purchase date during the offering period.

        Purchase Price.    The purchase price per share will not be less than 85% of the lower of (i) the fair market value per share on the start date of the offering period in which the participant is enrolled or (ii) the fair market value per share on the applicable purchase date as determined by the plan administrator.

        Reset Feature.    If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the offering period in which that purchase date occurs, then the individuals participating in that offering period will, immediately after the purchase of shares of our common stock on their behalf on that purchase date, be transferred from that offering period and automatically enrolled in the next offering period commencing after such purchase date, provided the market price of our common stock at that time is lower than the market price at the start of the offering period in which they are then participating.

        Change in Control.    In the event of a change in control, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will not be less than 85% of the lower of (i) the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or (ii) the fair market value per share immediately prior to the acquisition.

        Changes in Capitalization.    In the event any change is made to the outstanding shares of our common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change in corporate structure effected without our receipt of consideration or should the value of the outstanding shares of our common stock be substantially reduced by reason of a spin-off transaction or extraordinary dividend or distribution, equitable adjustments will be made to the ESPP, including to the maximum number and class of securities issuable under the ESPP and the maximum number and/or class of securities by which the share reserve is to increase automatically each calendar year. Such adjustments will be made in such manner as the plan administrator deems appropriate, and its determination will be binding on all persons with an interest in the ESPP or any purchase right under the ESPP.

        ESPP Amendment.    Stockholder approval will be required for any amendments which increase the number of shares of our common stock issuable under the ESPP, except for permissible adjustments in the event of certain changes in our capital structure or to modify the eligibility requirements for participation in the ESPP.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        The following is a description of transactions since January 1, 2011 to which we were a party in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm's-length transactions with unrelated third parties.

Issuance of Preferred Stock

        In March 2013, we issued and sold an aggregate of 611,965 shares of our Series B-3 preferred stock at a purchase price of $9.6791 per share, for aggregate gross proceeds of approximately $5.9 million. An entity affiliated with Ascent Biomedical Ventures, one of our principal stockholders, purchased 154,972 shares of Series B-3 preferred stock in this offering. All of our preferred stock will be automatically converted upon the completion of this offering.

        For more information regarding our preferred stock, see "Description of Capital Stock."

Issuances of Convertible Notes and Warrants to Purchase Common Stock

        On March 28, 2013, we issued warrants to purchase 9,298 shares of common stock to an entity affiliated with Ascent Biomedical Ventures at an exercise price of $2.80 per share.

        Pursuant to that certain Note and Warrant Purchase Agreement, dated December 31, 2013, or the 2013 NWPA, we sold convertible notes in an aggregate principal amount of approximately $750,000 to entities affiliated with Ascent Biomedical Ventures, one of our principal stockholders. Each convertible note bears interest at 9% per annum from the date issuance until October 10, 2014, 10% per annum for the period October 11, 2014 through October 10, 2015 and 14% per annum from October 11, 2015 through maturity. We have not paid any accrued interest on the convertible notes to date. The principal amount of the notes plus accrued and unpaid interest will automatically convert into shares of our Series B-3 preferred stock at a conversion price of $9.6791 per share in connection with this offering. All of our preferred stock will be automatically converted upon the completion of this offering. Further, pursuant to the 2013 NWPA, we also issued warrants to purchase six shares of common stock for every 100 shares the entities affiliated with Ascent Biomedical Ventures receive as a result of the conversion of the convertible notes sold to them under the 2013 NWPA at an exercise price of $2.80 per share.

        Pursuant to that certain Note and Warrant Purchase Agreement, dated January 6, 2014, or the 2014 NWPA, we sold additional convertible notes in an aggregate principal amount of approximately $250,000 to entities affiliated with Ascent Biomedical Ventures on the same terms as under the 2013 NWPA. Further, pursuant to the 2014 NWPA, we also issued warrants to purchase six shares of common stock for every 100 shares the entities affiliated with Ascent Biomedical Ventures receive as a result of the conversion of the convertible notes sold to them under the 2014 NWPA at an exercise price of $2.80 per share.

        For more information regarding the convertible notes and warrants, see "Description of Capital Stock."

Expense Reimbursement

        ABV Management, LLC, or ABVM, an affiliate of Ascent Biomedical Ventures, is the lessee of our corporate headquarters. We reimburse ABVM for its pro-rata portion of the actual lease costs including certain operating expenses, amounting to approximately $41,000 in 2014 and $54,000 in 2013.

        We pay ABVM for certain accounting functions it performs for us including data entry, accounts payable processing and assistance in preparation of financial statements, amounting to approximately $51,180 annually.

Employment Agreements

        For a description of compensation paid to our named executive officers for acting in such capacities, see "Executive and Director Compensation—Employment Arrangements with our Named Executive Officers."

Stock Option Grants

        For a description of stock options granted to our executive officers and directors, see "Executive and Director Compensation."

Indemnification Agreements

        We intend to enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Directed Share Program

        At our request, the underwriters have reserved up to 5% of the shares to be offered in this offering for sale at the initial public offering price to certain of our directors, officers, existing stockholders, employees, business associates and related persons. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered.

Registration Rights

        Entities affiliated with Ascent Biomedical Ventures are party to an investor rights agreement providing for rights to register under the Securities Act certain shares of our capital stock after the expiration of the 180-day period following the completion of this offering (as may be extended under certain circumstances). For more information regarding these rights, see "Description of Capital Stock."

Review and Approval of Related Person Transactions

        Our audit committee charter requires that our audit committee review and approve or ratify transactions involving us and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members, also referred to herein as a related person. The policy and procedures cover any transaction involving a related person, also referred to herein as a related person transaction, in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

        A related person transaction will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person's interest in the transaction. In considering related person transactions, the audit committee will consider any information considered material to investors and the following factors:

  •
  the related person's interest in the transaction;
  •
  the approximate dollar value of the transaction;
  •
  whether the transaction was undertaken in the ordinary course of our business;
  •
  whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
  •
  the purpose and potential benefit to us of the transaction.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of March 1, 2015 and on an as adjusted basis to reflect the sale of the common stock offered in this offering by:

  •
  all persons known by us to beneficially own more than 5% of our common stock;
  •
  each of our directors;
  •
  each of our named executive officers; and
  •
  all of our directors and executive officers as a group.

        The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of March 1, 2015 through the exercise of any warrant, stock option or other right. Unless otherwise indicated, the address of all listed stockholders is c/o Anterios, Inc., 60 East 42nd St., Suite 1160, New York, NY 10165. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Beneficial Owner	Prior to the Offering	After the Offering	Prior to the Offering(1)	After the Offering(2)
Five Percent Stockholders:
Funds affiliated with Ascent Biomedical Ventures(3)	2,089,074		19.0%
Funds affiliated with Scientific Health Development, Ltd.(4)	1,337,982		12.2%
Directors and Named Executive Officers:
Jon Edelson, M.D.(5)	2,200,250		20.1%
Klaus Theobald, M.D., Ph.D.(6)	201,069		1.8%
Fabian Tenenbaum, M.B.A	—
Mary Senica(7)	28,201		*
Carter Meyer, J.D.(4)	1,337,982		12.2%
Albert F. Hummel, M.B.A.	—
Barry Kurokawa, M.B.A.	46,080		*
All directors and current executive officers as a group (7 persons)(8)	3,813,582		34.1%

*
Less than 1%

(1)
Our calculation of the percentage of shares beneficially owned before this offering is based on the number of shares of our common stock and common stock equivalents outstanding as of March 1, 2015. Our calculation includes 6,028,159 shares of common stock, 2,529,421 shares of common stock issuable upon the conversion of our Series A convertible preferred stock, 883,926 shares of common stock issuable upon the conversion of our Series B convertible preferred stock, 318,210 shares of common stock issuable upon the conversion of our Series B-2 convertible preferred stock, 925,528 shares of common stock issuable upon the conversion of our Series B-3 convertible preferred stock, 199,007 shares of common stock issuable upon the conversion of the principal amount and accrued interest as of December 31, 2014 on our December & January Notes and 84,575 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock.

(2)
For purposes of calculating the percentage of shares beneficially owned after this offering, the number of shares of common stock deemed outstanding after this offering assumes our issuance of shares of common stock in this offering. Each share of our Series A, B, B-2 and B-3 convertible preferred stock will automatically convert into one share of our common stock upon the closing of this offering. The principal amount of the December & January Notes plus accrued and unpaid interest will automatically convert into shares of our common stock at a conversion price of $9.6791 per share upon the closing of this offering. The principal amount of the October & November Notes plus accrued and unpaid interest will automatically convert into shares of our common stock at the initial public offering price upon the closing of this offering. Outstanding warrants to purchase common stock will be excercised upon the closing of this offering.

(3)
Consists of 830,100 shares of common stock held by Ascent Biomedical Ventures I, LP, 813,539 shares of common stock issuable upon the conversion of shares of preferred stock held by Ascent Biomedical Ventures I, LP; 326,633 shares of common stock issuable upon the conversion of shares of preferred stock held by Ascent Biomedical Ventures New York I, LP; 9,298 shares of common stock issuable upon the exercise of warrants held by Ascent Biomedical Ventures I, LP, 12,913 shares of common stock issuable upon the conversion of convertible notes held by Ascent Special Ventures LLC, 90,392 shares of common stock issuable upon the conversion of convertible notes held by Ascent Biomedical Ventures I Annex Fund I, L.P., 775 shares of common stock issuable upon the exercise of warrants issuable to Ascent Special Ventures LLC upon the conversion their convertible notes and 5,424 shares of common stock issuable upon the exercise of warrants issuable to Ascent Biomedical Ventures I Annex Fund, L.P. The directors of ABV, LLC, Geoffrey W. Smith, our former director and Steve Hochberg exercise sole dispositive and voting power over the shares owned by Ascent Biomedical Ventures I, L.P., Ascent Biomedical Ventures I Annex, L.P. and Ascent Biomedical Ventures I NY, L.P. The principal address for the entities affiliated with Ascent Biomedical Ventures is 60 East 42nd Street, New York, NY 10165.

(4)
Consists of 174,447 shares of common stock issuable upon the conversion of shares of preferred stock held by SAP and 1,163,535 shares of common stock issuable upon the conversion of shares of preferred stock held by SEP. SHD is the sole manager and exercises sole dispositive and voting power of all shares owned by SAP and SEP. Mr. Myer is the Chief Executive Officer of SAP, SEP and SHD's general partner. SHD has no economic interest in these shares other than 674,514 shares owned by SEP that represent SHD's pro rata ownership of SEP. SHD has advised us that they will cause the distribution of the shares owned by SAP and SEP to certain of their members prior to the effectiveness of the registration statement including 674,514 shares which will be distributed to SHD in the distribution. SHD has advised us that there will be no agreement, arrangement or understandings with respect to these shares among these members after this distribution. Each of these members has executed a 180-day lock-up agreement described under the "Underwriting" section of this prospectus. The principal address for the entities affiliated with SHD is 2305 Cedar Springs, Suite 240, Dallas, Texas 75201.

(5)
Consists of 1,460,250 shares of common stock held directly by Dr. Edelson, and 740,000 shares of common stock held by the 2010 Edelson Investment Trust. Dr. Edelson's wife is a beneficiary of the 2010 Edelson Investment Trust.

(6)
Consists of 201,069 shares of common stock underlying options that are vested and exercisable within 60 days of March 1, 2015.

(7)
Consists of 12,000 shares of common stock held directly and 16,201 shares of common stock underlying options that are vested and exercisable within 60 days of March 1, 2015.

(8)
Includes 217,270 shares that all executive offiers and directors as a group have the right to acquire from us within 60 days of March 1, 2015 pursuant to the exercise of stock options.

 DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering. We have filed copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

        Upon consummation of this offering, our authorized capital stock will consist of                shares of common stock, par value $0.0001 per share, and                shares of preferred stock, par value $0.0001 per share, all of which preferred stock will remain undesignated.

        As of December 31, 2014, we had outstanding:

  •
  6,028,159 shares of common stock, held by 44 stockholders of record; and
  •
  4,657,085 shares of convertible preferred stock.

        Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 4,657,085 shares of our common stock.

        In addition, as of December 31, 2014, we had outstanding options to purchase 656,677 shares of common stock. Immediately prior to the closing of this offering, warrants to purchase 84,575 shares of convertible preferred stock will be exercised and will subsequently be automatically converted into 84,575 shares of common stock.

Common Stock

        Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Options

        As of December 31, 2014, options to purchase 656,677 shares were outstanding at a weighted average exercise price of $2.06 per share and an additional 559,205 shares were available for issuance under our Amended and Restated 2006 Stock Incentive Plan.

Convertible Notes

        December 2013 through April 2014 Notes.    In December 2013 and between January 2014 through April 2014, we issued approximately $1.8 million aggregate principal amount of convertible notes with maturity dates ranging from January 2016 to April 2016 (collectively, the "December & January Notes"). The December & January Notes bore interest at 9% per annum from the date of issuance until October 10, 2014, currently bear interest at a rate of 10% per annum and will bear interest at a rate of 14% per annum beginning October 10, 2015 through maturity. The December & January Notes are convertible at the option of the holder into a number of shares of Series B-3 preferred stock (which would automatically convert into common stock upon the closing of this offering) or common stock, determined by dividing the principal amount of the December & January Notes (plus any accrued and unpaid interest) by $9.6791.

        October & November 2014 Notes.    In October 2014 and November 2014, we issued approximately $5.3 million aggregate principal amount of convertible notes with a maturity date of December 2015, as may be extended to June 2016 (the "October & November Notes") at our sole option so long as we are still making reasonable efforts to complete our clinical development. The October & November Notes currently bear interest at a rate of 10% per annum and will bear interest at a rate of 14% per annum beginning twelve months after issuance through maturity. The October & November Notes are convertible into shares of common stock upon the closing of this offering, determined by dividing the product of principal amount of the October & November Notes (plus any accrued and unpaid interest) by 1.125, divided by the initial public offering price per share set forth on the cover of this prospectus.

Warrants

        As of December 31, 2014, we had the following warrants outstanding:

  •
  Warrants to purchase an aggregate of 84,575 shares of our common stock at an exercise price ranging from $2.80 per share and $10.999 per share with expiration dates ranging from October 6, 2017 to April 29, 2022. These warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions. These warrants will be automatically terminated immediately prior to the closing of this offering if not exercised earlier.
  •
  Warrants to purchase six shares of common stock for every 100 shares issued as a result of the conversion of our December & January Notes at a purchase price of $2.80 per share with an expiration date on December 31, 2021. These warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions. These warrants will be automatically terminated immediately prior to the closing of this offering if not exercised earlier.

Registration Rights

        Upon completion of this offering, the holders of an aggregate of            shares of our common stock that will be outstanding after this offering are entitled to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. Subject to limitations specified in this agreement, these registration rights include the following:

  •
  an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering, other than our initial public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;
  •
  two demand registration rights that holders may exercise no sooner than 180 days after our initial public offering, if a certain percentage of the holders request registration of shares with an aggregate offering price of $7,000,000, which require us to register sales of a holder's shares, subject to the discretion of our board of directors to delay the registration in specified circumstances; and
  •
  an unlimited number of rights (up to two per twelve-month period) to require us to register sales of shares on Form S-3, a short form of registration statement permitted to be used by some companies, which holders may exercise if they request registration of the sale of more than $3,000,000 of common stock following the time we first qualify for the use of this form of registration with the Securities and Exchange Commission.

        We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to a holder's shares when that holder may sell those shares without restriction under Rule 144 of the Securities Act within any 90-day period, which for most parties means one year after the acquisition of the shares from us.

Delaware Law and Certain Certificate of Incorporation and By-Law Provisions

        The provisions of Delaware law and of our certificate of incorporation and by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of Anterios.

  •
  Business Combinations.  We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.
  •
  Limitation of Liability; Indemnification.  Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate, to the extent legally permissible, a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions assist us in attracting and retaining qualified individuals to serve as directors.

Transfer Agent And Registrar

        The transfer agent and registrar for our common stock is            .

NASDAQ Global Market Listing

        We have applied to list our common stock on the NASDAQ Global Market under the symbol "ANTE."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        Upon completion of this offering, we will have outstanding                shares of common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,657,085 shares of common stock and the net exercise immediately prior to the closing of this offering of warrants to purchase 84,575 shares of convertible preferred stock that will subsequently be automatically converted into 84,575 shares of common stock.

        All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  no restricted shares will be eligible for immediate sale upon the completion of this offering;
  •
  up to                restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this offering; and
  •
  the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

        Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person who is not deemed an affiliate during the preceding three months and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject only to the availability of current public information about us. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

        Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering; and
  •
  the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates or persons selling on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Upon expiration of the 180-day lock-up period described below, approximately                shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

        In general, under Rule 701 as currently in effect, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-up Agreements

        In connection with this offering, we, our directors, our executive officers and substantially all of our other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. Each of the underwriters has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. The lock-up agreements permit stockholders to transfer common stock and other securities subject to the lock-up agreements in certain circumstances.

        Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

        Certain of our security holders have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See "Description of Capital Stock—Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement.

Equity Incentive Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our equity incentive plans, including the equity incentive plans we plan to adopt in connection with this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. Our equity incentive plans are described in more detail under "Executive Compensation."

 MATERIAL US TAX CONSIDERATIONS
FOR NON-US HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material US federal income tax consequences of the acquisition, ownership and disposition of our common stock by "Non-US Holders" (as defined below). This discussion is a summary for general information purposes only and does not consider all aspects of US federal income taxation that may be relevant to particular Non-US Holders in light of their individual circumstances or to certain types of Non-US Holders subject to special tax rules, including partnerships or other pass- through entities for US federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid US federal income tax, persons who use or are required to use mark-to- market accounting, persons that hold our shares as part of a "straddle," a "hedge" or a "conversion transaction," certain former citizens or permanent residents of the US, investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address the effects of any applicable gift or estate tax, and this summary does not address the potential application of the Medicare contribution tax or any tax considerations that may apply to Non-US Holders of our common stock under state, local or non-US tax laws and any other US federal tax laws.

        This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that a Non-US Holder will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment).

        The following discussion is for general information only and is not tax advice for any Non-US Holder under its particular circumstances. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the US federal income, estate and gift tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-US tax consequences.

        For purposes of this discussion, the term "Non-US Holder" means a beneficial owner of our shares that is not a US person and is not a partnership (or entity or arrangement treated as a partnership for US federal income tax purposes). A US person is any one of the following:

  •
  an individual who is a citizen or resident of the US;
  •
  a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in the US or under the laws of the US or of any state thereof or the District of Columbia;
  •
  an estate, the income of which is subject to US federal income tax regardless of its source; or
  •
  a trust if (1) a US court can exercise primary supervision over the trust's administration and one or more US persons have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable US Treasury Regulations to be treated as a US person.

        If a partnership (or entity or arrangement treated as a partnership for US federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

        PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR US FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER US FEDERAL TAX LAWS.

Distributions on Our Common Stock

        In general, distributions, if any, paid to a Non-US Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles) will constitute dividends and be subject to US withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-US Holder within the US. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-US Holder's basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-US Holder's basis, as capital gain (see "Gain on Sale, Exchange or Other Disposition of Our Common Stock" below).

        A Non-US Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-US Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. This certification must be updated periodically. If a Non-US Holder holds our common stock through a financial institution or other agent acting on the Non-US Holder's behalf, the Non-US Holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by timely filing an appropriate claim for refund with the IRS. Non-US Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

        Dividends that are effectively connected with a Non-US Holder's conduct of a US trade or business (and, if required by an applicable income tax treaty, attributable to a US permanent establishment or fixed base of the Non-US Holder) generally will not be subject to US withholding tax if the Non-US Holder provides the withholding agent with the required forms, including IRS Form W-8ECI, but instead generally will be subject to US federal income tax on a net income basis at the regular graduated rates in the same manner as if the Non-US Holder were a resident of the US. A corporate Non-US Holder that receives effectively connected dividends may also be subject to an additional branch profits tax at a rate of 30% (or a lower rate prescribed by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

        In general, a Non-US holder will not be subject to any US federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless:

  (i)
  the gain is effectively connected with a trade or business carried on by the Non-US Holder within the US (and, if required by an applicable income tax treaty, attributable to a US permanent establishment or fixed base of the Non-US Holder);

  (ii)
  the Non-US Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  (iii)
  we are or have been a "United States real property holding corporation" for US federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-US Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-US Holder owns, or is treated as owning, more than five percent of our common stock at any time during the foregoing period.

        Net gain realized by a Non-US Holder described in clause (i) above generally will be subject to US federal income tax in the same manner as if the Non-US Holder were a US person. Any gains of a corporate Non- US Holder described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

        Gain realized by an individual Non-US Holder described in clause (ii) above will be subject to a flat 30% tax (or such lower rate specified by an applicable income tax treaty), which gain may be offset by certain US source capital losses, even though the individual is not considered a resident of the United States.

        For purposes of clause (iii) above, a corporation is a "United States real property holding corporation" if the fair market value of its US real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation depends on the fair market value of our US real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a United States real property holding corporation in the future. If we become a United States real property holding corporation, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a US real property interest only with respect to a Non-US Holder that actually or constructively held more than 5% of our common stock at any time during the shorter of the two periods described in clause (iii), above. If gain on the sale or other taxable disposition of our common stock were subject to taxation under clause (iii) above, the Non-US Holder would be subject to regular US federal income tax with respect to such gain in generally the same manner as a US person.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to each Non-US Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-US Holder's conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-US Holder's country of residence.

        Dividends paid to a Non-US Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless the Non-US Holder certifies to the withholding agent as to its foreign status, which certification may generally be made on IRS Form W- 8BEN or other appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a US person that is not an exempt recipient.

        Proceeds from the sale or other disposition of common stock by a Non-US Holder effected by or through a US office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28%, unless the Non-US Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-US Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-US office of a non-US broker generally will not be subject to information reporting or backup withholding if the payment is not received in the US Information reporting, but generally not backup withholding (provided the broker does not have actual knowledge or reason to know that the holder is a US person that is not an exempt recipient), will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-US Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-US Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder's US federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

        A US federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as specially defined under applicable rules) unless such institution enters into an agreement with the US government to withhold on certain payments and to collect and provide to the US tax authorities substantial information regarding certain US account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with US owners). This US federal withholding tax of 30% will also apply to payments of dividends and the gross proceeds of a disposition of our common stock paid to a "non- financial foreign entity" (as specially defined under applicable rules) unless such entity either certifies it does not have any substantial US owners or provides the withholding agent with a certification identifying substantial direct and indirect US owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-US Holder might be eligible for refunds or credits of such taxes. The United States has entered into agreements with certain countries that modify these general rules for entities located in those countries. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

        The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for US federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Name	Number of Shares
Stifel, Nicolaus & Company, Incorporated
RBC Capital Markets, LLC
JMP Securities LLC
Needham & Company, LLC

Total

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The underwriters expect to deliver the shares of common stock to purchasers on or about            , 2015.

Directed Share Program

        At our request, the underwriters have reserved up to 5% of the shares to be offered in this offering for sale at the initial public offering price to certain of our directors, officers, existing stockholders, employees, business associates and related persons. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, in connection with the sale of the directed shares. Any shares purchased by our officers, directors or certain of our other existing security holders in the directed share program will be subject to the 180-day lock-up period from the date of this prospectus, as described below.

Option To Purchase Additional Shares

        We have granted a 30-day option to the underwriters to purchase up to a total of            additional shares of our common stock from us, at the initial public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above. We will pay the expenses associated with the exercise of the option.

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;
  •
  our history and prospects, including our past and present financial performance and our prospects for future earnings;
  •
  the history and prospects of companies in our industry;
  •
  prior offerings of those companies;
  •
  our capital structure;
  •
  an assessment of our management and their experience;
  •
  general conditions of the securities markets at the time of the offering; and
  •
  other factors as we deem relevant.

        We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $            per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $            per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without option exercise	With full option exercise
Initial public offering price	$	$	$
Underwriting discount and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

        The expenses of this offering that are payable by us are estimated to be approximately $            (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $            , incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Indemnification of Underwriters

        We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sale of Similar Securities

        We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock prior to this offering have agreed that we and they will not, without the prior written consent of each of Stifel, Nicolaus & Company, Incorporated and RBC Capital Markets, LLC, subject to certain exceptions, directly or indirectly:

  •
  offer, sell, contract to sell (including any short sale), pledge, hypothecate transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase;
  •
  otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise; or
  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

        However, in the case of our directors, executive officers and stockholders, these lock-up restrictions will not apply to: (a) bona fide gifts made by the holder, (b) transfers of our securities to a trust for the direct or indirect benefit of the holder or the immediate family of the holder, (c) securities acquired in the open market after this offering, (d) transfers of securities by will or intestate succession upon the death of the holder, (e) transfers or distributions to stockholders, members, partners, beneficiaries, or other equity holders of the securities holder, (f) transfers or distributions to the holder's affiliates or to any investment fund or other entity controlled or managed by the holder, (g) the exercise of any option to purchase of our common stock granted under an equity incentive plan or stock purchase plan, or warrant to purchase our securities, provided that underlying shares received continue to be subject to the lock-up agreement, or (h) the entry into a trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of shares of common stock during the 180-day restricted period and the establishment of any such plan is not publicly announced or disclosed, including in any filing under the Exchange Act. Any transferee under the excepted transfers described above in (a), (b), (d), (e) or (f) must agree in writing, prior to the transfer, to be bound by the lock-up agreements, and no filing by any party under the Exchange Act or other public announcement shall be required or shall be voluntarily made during the 180-day restricted period showing a decrease in the number of shares of common stock held by the holder and its affiliates in such filing.

        Stifel, Nicolaus & Company, Incorporated and RBC Capital Markets, LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholder who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the restricted period.

NASDAQ Global Market Listing

        We have applied to list our common stock on The NASDAQ Global Market under the symbol "ANTE."

Short Sales, Stabilizing Transactions, and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. Naked short sales are any short sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

        The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

        The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

        A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

        Certain of the underwriters or their affiliates may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they may receive customary fees and commissions.

Notice to Residents of the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or
  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Residents of the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Residents of France

        This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Reglement Général of the Autorité des marchés financiers, or the AMF, and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Notice to Residents of Germany

        Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the securities prospectus act (wertpapier-prospektgesetz, the "act") of the federal republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the federal republic of Germany (ôffertliches angebot) within the meaning of the act with respect to any of the shares of our common stock otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Notice to Residents of Switzerland

        The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Residents of the Netherlands

        The offering of the shares of our common stock is not a public offering in The Netherlands. The shares of our common stock may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively "qualified investors" (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Notice to Residents of Japan

        The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

        The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares of our common stock other than (a) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

        This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

        Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is:

          (a)   a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

          (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of our common stock under Section 275 except:

            (1)   to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

            (2)   where no consideration is given for the transfer; or

            (3)   by operation of law.

Notice to Residents of the Republic of Korea

        This prospectus should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell our securities in the Republic of Korea ("Korea"). We are not making any representation with respect to the eligibility of any recipients of this prospectus to acquire the securities under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the "FSCMA"), the Foreign Exchange Transaction Act (the "FETA"), and any regulations thereunder. The shares of common stock have not been registered with the Financial Services Commission of Korea (the "FSC") in any way pursuant to the FSCMA, and the securities may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the shares of common stock may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold securities complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold securities.

 LEGAL MATTERS

        Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.

EXPERTS

        The balance sheets as of December 31, 2014 and 2013, and the related statements of operations, and stockholders' deficit and cash flows for the years then ended, appearing in this prospectus have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of these contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. A copy of the registration statement, and the accompanying exhibits and schedules, may be inspected without charge and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.anteriosinc.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

ANTERIOS, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Anterios, Inc.

        We have audited the accompanying balance sheets of Anterios, Inc. as of December 31, 2014 and 2013, and the related statements of operations, shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Anterios, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

New York, New York
March 31, 2015

Anterios, Inc.

Balance Sheets

	As Of December 31, 2014	As Of December 31, 2013
ASSETS
CURRENT ASSETS:
Cash	$5,554,414	$2,902,367
Prepaid expenses	57,132	39,255

Total current assets	5,611,546	2,941,622
PROPERTY AND EQUIPMENT, net	17,345	14,955
PATENTS	274,981	299,620
DEFERRED OFFERING COSTS	467,050	10,111
OTHER ASSETS	46,251	46,251

Total assets	$6,417,173	$3,312,559

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,043,383	$1,596,808

Total current liabilities	2,043,383	1,596,808
LONG TERM LIABILITIES
Convertible note, net	7,057,661	737,238
Accrued interest	479,189	1,048
Warrant liability	12,990	12,712

Total liabilities	9,593,223	2,347,806

REDEEMABLE CONVERTIBLE PREFERRED STOCK
Preferred stock; $.0001 par value; Series A, 2,529,425 authorized, 2,529,421 issued and outstanding (liquidation preference $7,500,000)	7,479,760	7,479,760
Preferred stock; $.0001 par value; Series B, 1,136,466 authorized, 883,926 issued and outstanding (liquidation preference $7,727,873)	7,556,705	7,556,705
Preferred stock; $.0001 par value; Series B-2, 318,210 authorized, issued and outstanding (liquidation preference $3,499,992)	3,497,967	3,497,967
Preferred stock; $.0001 par value; Series B-3, 985,114 authorized 925,528 issued and outstanding (liquidation preference $8,958,340)	8,881,213	8,881,213

Total redeemable convertible preferred stock	27,415,645	27,415,645

COMMITMENTS
SHAREHOLDERS' DEFICIT
Common stock; $.0001 par value; 14,000,000 shares authorized 6,028,159 shares issued and outstanding	603	603
Additional paid-in capital	805,335	712,585
Accumulated deficit	(31,397,633)	(27,164,080)

Total shareholders' deficit	(30,591,695)	(26,450,892)

Total liabilities and shareholders' deficit	$6,417,173	$3,312,559

See accompanying notes

Anterios, Inc.

Statements of Operations

	Year Ended December 31, 2014	Year Ended December 31, 2013
Revenue	$—	$—
Operating Expenses
Research and development	2,284,320	3,668,772
General and administrative	1,490,582	2,005,129

Loss from operations	(3,774,902)	(5,673,901)
Interest income	3,227	4,381
Interest expense	(478,602)	(1,638)
Change in fair value of warrant liability	17,222	132
Other income	—	3,250

Loss before taxes	(4,233,055)	(5,667,776)
Income tax provision	498	8,182

Net loss	$(4,233,553)	$(5,675,958)

Net loss per share, basic and diluted	$(0.70)	$(0.94)

Weighted average shares outstanding, basic and diluted	6,028,159	6,019,115

See accompanying notes

Anterios, Inc.

Statements of Shareholders' Deficit

For the Years Ended December 31, 2014 and 2013

	Common Shares	Stock Par Value	Additional Paid In Capital	Accumulated Deficit	Total
Balance, January 1, 2013	5,953,659	$595	$644,067	$(21,488,122)	$(20,843,460)
Issuance of common stock from stock option exercise for cash, January—March 2013	74,500	8	67	—	75
Stock based compensation	—	—	68,451	—	68,451
Net Loss	—	—	—	(5,675,958)	(5,675,958)

Balance, December 31, 2013	6,028,159	$603	$712,585	$(27,164,080)	$(26,450,892)
Stock based compensation	—	—	92,750	—	92,750
Net Loss	—	—	—	(4,233,553)	(4,233,553)

Balance, December 31, 2014	6,028,159	$603	$805,335	$(31,397,633)	$(30,591,695)

See accompanying notes

ANTERIOS, INC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2014	Year Ended December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,233,553)	$(5,675,958)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	34,821	32,480
Amortization of debt discount	15,160	82
Share based compensation	92,750	68,451
Change in fair value of warrant liability	(17,222)	(132)
Interest on convertible note	478,141	1,048
Changes in operating assets and liabilities
Prepaid expenses	(17,877)	36,401
Accounts payable and accrued expenses	446,575	803,098
License fee	—	(27,756)

Net cash used in Operating Activities	(3,201,205)	(4,762,286)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(12,572)	(14,630)

Net cash used in Investing Activities	(12,572)	(14,630)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash received from convertible note	6,322,763	750,000
Cash received on stock option exercise	—	75
Cash received on issuance of preferred stock	—	5,864,404
Cash paid for deferred offering costs	(456,939)	(10,111)

Net cash provided by Financing Activities	5,865,824	6,604,368

Change in cash	2,652,047	1,827,452

Cash at beginning of year	2,902,367	1,074,915

Cash at end of year	$5,554,414	$2,902,367

Schedule of non-cash financing activities
Warrants issued in connection with debt issuance	$17,500	$12,844

See accompanying notes

Anterios, Inc.

Notes to Financial Statements

Note 1. Nature of Business

        Anterios Inc., (the "Company", "our", "us", or "we") is a corporation organized March 30, 2006 under the laws of the State of Delaware that focuses on the development, manufacturing and commercialization of novel botulinum toxin products for multiple therapeutic and aesthetic applications. In addition, the Company, a clinical stage biopharmaceutical company, holds 24 issued patents and 98 pending patent applications including foreign counterparts of U.S. patents and applications in support of its development, business strategy, operations and objectives.

Note 2. Significant Accounting Policies

        A summary of the Company's significant accounting policies is as follows:

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

        Cash and Cash Equivalents:    The Company considers all short-term highly liquid investments (with original maturities of three months or less) at date of acquisition as cash equivalents, including money market funds. Cash equivalents are reported at fair value. At times, cash balances may exceed federally insured limits and this potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts.

        Property and Equipment:    Property and equipment are stated at cost less accumulated depreciation, which is calculated by the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over their estimated lives or the term of the applicable lease, whichever is shorter.

        Intangible Assets:    Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives, approximately 20 years.

        Impairment of Long-Lived Assets:    The Company evaluates long-lived assets, which include property and equipment and amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. No impairment losses were required to be recognized at December 31, 2014 and 2013.

        Warrants:    The Company evaluates its warrants for appropriate classification as either a liability or equity. The Company first evaluates whether or not the warrants are indexed to the Company's common stock and if so, it further evaluates whether or not it meets the requirements for equity treatment. Included in that analysis is the determination if the Company has enough authorized shares to settle the outstanding contracts. The Company's policy is to allocate its available common shares based on a sequencing policy in the event that there are more potential common shares to be issued than the number of authorized shares remaining to be issued. The Company's policy is based on the date of issuance of the contract that includes a commitment to issue common stock, with the earliest issuance getting preference. Warrants that are accounted for as a liability are adjusted to fair value at each reporting date through the statement of

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 2. Significant Accounting Policies (Continued)

operations in an account entitled "Change in fair value of warrant liability." Warrants accounted for as equity are not adjusted in subsequent periods.

        Warrant Liability:    Warrants are recorded either as equity instruments or liabilities at their estimated fair value at the date of issuance. The warrants are measured at estimated fair value using the Monte Carlo valuation model. In using the Monte Carlo valuation model we estimate the probability and timing of potential financing transactions, as applicable. Inherent in this model are assumptions related to expected stock price volatility, expected life, risk-free interest rate and dividend yield. We estimate the volatility of our common stock at the date of issuance, and at each subsequent reporting period, based on the historical volatility of the stock of peer entities whose stock prices were publicly available for a period approximating the expected life. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the measurement date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on our historical rate, which we anticipate will remain at zero. The assumptions used in calculating the estimated fair value of the warrants represent our best estimates. However these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and different assumptions are used, the warrant liability and the change in estimated fair value could be materially different.

        Deferred Offering Costs:    Deferred offering costs consist principally of professional fees, primarily legal and accounting, and other costs such as printing and registration costs incurred in connection with the planned initial public offering ("IPO") of the Company's common stock. As of December 31, 2014, the Company incurred approximately $477,167 of costs directly attributable to its proposed IPO, which have been deferred. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

        Reclassification:    Certain items in the December 31, 2013 financial statements have been reclassified to conform to the classifications used in the December 31, 2014 financial statements including increasing its Series A Redeemable preferred stock by approximately $4.95 million and decreasing its additional paid-in capital to correct the amount to its appropriate balance.

        Stock-Based Compensation:    The Company accounts for its stock-based compensation awards in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC"), Compensation-Stock Compensation ("ASC 718"). ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock and modifications to existing stock options, to be recognized in the statements of operations based on their fair values. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the awards, which is generally the vesting term.

        See Note 9 for additional stock-based compensation disclosures.

        Research and Development:    Research and development costs are expensed as incurred by the Company. Research and development expenses are comprised of costs incurred performing research and development activities, including salaries, benefits, facilities, research-related overhead, contracted services and other external costs.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 2. Significant Accounting Policies (Continued)

        Income Taxes:    Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company accounts for uncertain tax positions in accordance with the provisions of FASB ASC Topic 740, Income Taxes ("ASC 740"). ASC 740 provides a comprehensive model for the recognition, measurement and disclosure in the financial statements of uncertain tax positions that the Company has taken or expects to take on a tax return. Under this standard, the Company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, the Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties, if any, are classified as income tax expense in the financial statements. As of December 31, 2014 and 2013, the Company does not have any uncertain tax positions.

        The Company's 2011, 2012, 2013, and 2014 federal and state tax returns remain subject to examination by the respective taxing authorities. Neither the Company's federal or state tax returns are currently under examination.

Recent Accounting Pronouncements:

        In November 2014, FASB issued ASU 2014-16, "Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity" ("ASU 2014-16"). ASU 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendment clarifies that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. ASU 2016-16 is not expected to have a material impact on our financial position, results of operations or cash flows.

        In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company is currently evaluating the impact of the new standard.

        In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which provides guidance on management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 2. Significant Accounting Policies (Continued)

going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. The adoption of ASU 2014-15 is not expected to have a material impact on our financial position, results of operations or cash flows.

        In June 2014, the FASB issued ASU No. 2014-10 "Development Stage Entities" ("ASU No. 2014-10"). The amendments to the authoritative literature in this ASU remove the definition of a development stage entity, thereby removing the distinction between the development stage entities and the other reporting entities. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This amendment is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015, however early adoption is permitted. We have elected to early adopt ASU 2014-10 effective with our financial information for the years ended December 31, 2014 and 2013. Upon adoption of this ASU, we eliminated the inception-to-date information in the statements of operations, cash flows and shareholders' deficit and no longer label our financial statements as those of a company in the development stage.

        Management does not believe there would have been a material effect on the accompanying financial statements had any other recently issued, but not yet effective, accounting standards been adopted in the current period.

        Subsequent Events:    The Company has evaluated subsequent events through March 31, 2015, the date on which the financial statements were available to be issued.

        Liquidity and Business Risk:    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not generated any significant revenues. At December 31, 2014 and 2013, our accumulated deficit was $31,397,633 and $27,164,080, respectively. Our net loss was $4,233,553 and $5,675,958 for the years ended December 31, 2014 and 2013, respectively and we used cash in our operations of $3,201,205 and $4,762,286 for the years ended December 31, 2014 and 2013, respectively. Net cash used in operations has resulted principally from costs incurred in research and development. The Company has funded its operations since inception through the use of cash obtained principally from the sale of preferred equity securities and convertible notes. To continue development, the Company will need to raise additional capital through debt and/or equity financing. However, additional capital may not be available on terms favorable to the Company and there can be no assurance that the Company will be successful in obtaining adequate additional financing. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 3. Property and Equipment

        Property and equipment as of December 31, 2014 and 2013 are summarized below:

	2014	2013
Equipment	$328,109	$317,767
Computer equipment and software	46,815	44,585
Furniture and fixtures	4,421	4,421
Leasehold improvements	4,288	4,288

	383,633	371,061
Less accumulated depreciation	(366,288)	(356,106)

	$17,345	$14,955

        Depreciation expense for the years ended December 31, 2014 and 2013 was $10,181 and $7,840, respectively.

Note 4. Fair Value Measurements

        The Company's financial instruments consist of cash and cash equivalents, accounts payable, accrued liabilities, and long term debt. Fair value estimates of these instruments are made at a specific point in time, based on substantive market information. Further, these estimates may be subjective in nature and contain uncertainties that requires matters of significant judgment and therefore cannot be precisely determined. The carrying amount of these financial instruments are generally considered to be representative of their respective fair values because of the short-term nature of these instruments. Current accounting guidelines defines fair value, establishes a framework for measuring fair value in accordance with ASC section 820, and requires certain disclosures for measuring fair values. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.
Level 2:
Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 4. Fair Value Measurements (Continued)

Level 3:	Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Financial instruments in this category generally include equity and debt positions in private companies, and nonredeemable investments in alternative investment funds.

        The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013 and by level within the fair value hierarchy:

Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liabilities:
2014	$12,990	$—	$—	$12,990
2013	$12,712	$—	$—	$12,712

        Level 3 financial instruments consist of warrants. The fair value of these warrants is estimated using a Monte Carlo valuation model. The unobservable input used by the Company was the estimation of the likelihood and timing of potential financing transactions, as applicable.

        The following table summarized the changes in fair value of the Company's Level 3 financial instruments for the year ended December 31, 2014 and 2013:

	2014	2013
Beginning Balance	$12,712	$—
New warrant liabilities	17,500	12,844
Change in fair value	(17,222)	(132)

Ending Balance	$12,990	$12,712

        Changes in the unobservable input values would likely cause material changes in the fair value of the Company's Level 3 financial instruments. The significant unobservable input used in the fair value measurement is the estimation of the likelihood and timing of potential financing transactions. A significant increase (decrease) in this estimate would result in a higher (lower) fair value measurement.

        The carrying amounts for cash, cash equivalents, accounts payable, and accrued expenses approximate fair value because of their short-term nature. We have determined that it is not practical to estimate the fair value of our notes payable because of their unique nature and the costs that would be incurred to obtain an independent valuation. We do not have comparable outstanding debt on which to base an estimated current borrowing rate or other discount rate for purposes of estimating the fair value of the notes payable and we have not yet obtained or developed a valuation model. Additionally, we are engaged in research and development activities and have not yet developed products for sale.

Note 5. Intangible Assets

        In 2006 and 2010, the Company entered into a Patent and License Agreement with the University of Massachusetts, and in 2008 entered into a Patent and License Agreement with Louisiana State University

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 5. Intangible Assets (Continued)

whereby the Company acquired certain patents and patent applications for use in the Company's business. The patents and patent applications are being amortized over their useful life of approximately 20 years. Intangible assets as of December 31, 2014 and 2013 are summarized below:

	2014	2013
Patents and license agreements	$425,919	$425,919
Less accumulated amortization	(150,938)	(126,299)

	$274,981	$299,620

        Amortization expense for each of the years ending December 31, 2014 and 2013 was $24,640.

        Aggregate amortization of intangible assets for each of the next five years and thereafter is summarized below:

Year ending December 31,
2015	$24,640
2016	24,640
2017	24,640
2018	24,640
2019	24,640
Thereafter	151,781

$274,981

Note 6. Convertible Notes

        Convertible notes payable consist of the following at December 31, 2014 and 2013:

	2014	2013
Convertible notes	$7,072,763	$750,000
Less discount	15,102	12,762

Convertible notes, net of discount	$7,057,661	$737,238

        In December 2013, and between January 2014 and April 2014, the Company issued $1,772,900 aggregate principal amount of convertible notes with maturity dates ranging from January 2016 to April 2016 (collectively, the "December & January Notes"). In October 2014 and November 2014 the Company issued $5,299,965 aggregate principal amount of convertible notes with a maturity date of December 2015, as may be extended to June 2016 (the "October & November Notes"), at the Company's sole option so long as the Company is still making reasonable efforts to complete its clinical development. At the next equity financing, each note will convert into either equity securities issued in the next equity financing of preferred shares, securities convertible into preferred shares or shares of Series B-3 Preferred Stock at the option of the holder. The December & January Notes bore interest at 9% per annum from the date of issuance until October 10, 2014, currently bear interest at a rate of 10% per annum and will bear interest at a rate of 14% per annum beginning October 10, 2015 through maturity. The October & November Notes currently bear interest at a rate of 10% per annum and will bear interest at a rate of 14% per annum

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 6. Convertible Notes (Continued)

beginning twelve months after issuance through maturity. The Company cannot prepay the note without approval of the holder. Total accrued interest relating to these convertible notes at December 31, 2014 and 2013 was $479,189 and $1,048, respectively.

        The convertible notes and accrued interest outstanding at December 31, 2014 convert under the following scenarios:

  1.
  Upon the closing of the next equity financing with gross proceeds (i) not less than $6,000,000 ($10,000,000 for the October & November Notes) or (ii) at the election of the holder, any amounts less than $6,000,000 ($10,000,000 for the October & November Notes), the convertible notes will convert into, at the option of the holder, either (i) the equity securities in the next financing or (ii) shares of Series B-3 Preferred Stock. If the conversion is into equity securities in the next equity financing then the conversion price is based on the price paid per share for the equity securities. If the conversion is into Series B-3 Preferred Stock the conversion price is $9.6791 (conversion price of the equity securities in the next equity financing for the October & November Notes).

  2.
  If the next equity financing has not occurred on or before the maturity date, the principal and unpaid accrued interest may be converted at the option of the holder thereof, into Series B-3 Preferred Stock at $9.6791 per share.

  3.
  For the December & January Notes in the event of a public offering prior to full payment of the convertible notes all outstanding principal and unpaid accrued interest due on the convertible notes shall be converted, at the option of the holder into either Series B-3 Preferred Stock at $9.6791 per share or any more recent series of the Company's equity securities.

  4.
  For the October & November Notes, in the event of a public offering prior to full payment of the convertible notes all outstanding principal and unpaid accrued interest on a note shall be converted at the option of the holder into shares of common stock immediately prior to such public offering. The number of shares common shares to be issued upon conversion shall be equal to the quotient obtained by dividing the product of (a) 1.125 and (b) the outstanding principal and unpaid accrued interest due on a note to be converted on the date of conversion by the price per share of the common stock in the public offering.

        Because of the likelihood of an IPO occurring that will result in payment at 1.125 or $6 million, the Company is accreting the premium to the face value of the debt through date for which it expects a public offering to occur which is May 2015 using the interest method. Through December 31, 2014, the Company recorded $225,853 of interest related to this premium. The effective interest rate on the debt is 30.98%.

        The Company evaluated the features of the convertible notes to ascertain if any other embedded conversion features were required to be bifurcated and accounted for as a derivative. The Company evaluated whether the embedded feature met the definition of a derivative and determined that the conversion options does not as they do not meet the "net settlement" requirement. The underlying shares of the Company are those of a private company and are not considered readily convertible to cash, and therefore bifurcation is not required. Also, the Company considered it a beneficial conversion feature that should be recognized and noted there was no beneficial conversion feature to be recognized as conversion was contingent or not beneficial at inception of the agreements under all scenarios. The Company will continue to reevaluate this as interest is paid in kind or as contingent conversion features are triggered.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 6. Convertible Notes (Continued)

        In connection with the December & January Notes each note holder received a warrant to purchase common stock of the Company. Each warrant is exercisable to six shares of common stock for each one hundred conversion shares issued to the note holder upon conversion of the convertible notes. The exercise price of the warrants is $2.80 per share. We recorded the fair value of the warrants at the commitment dates of the December & January Notes of $30,344 as warrant liability and as a debt discount to the carrying value of the convertible notes.

Note 7. Leases

        The Company is obligated under a lease agreement for its lab operations. The agreement, which expires on July 31, 2015, provides for base rent payments plus other operating costs.

        Minimum annual payments under a non-cancelable operating lease as of December 31, 2014 amount to $12,716 for the year ending December 31, 2015.

        Rent expense for the years ended December 31, 2014 and 2013 was $63,433 and $78,621, respectively.

Note 8. Related Party Transactions

        In 2006, Ascent Biomedical Ventures I, L.P. ("ABV") invested $100,000 in the Company as seed stage capital, and then through a series of financings that was led by third parties, invested $1,667,500 and $837,500 for 563,387 shares of Series A preferred stock and 95,179 shares of Series B preferred stock respectively. In 2013 Ascent Biomedical Ventures I Annex ("ABVIAnnex") invested $1,500,000 for 154,972 shares of Series B-3 preferred stock. This financing was led by a third party. In addition, Ascent Biomedical Ventures I NY, L.P., ("ABVNY") invested $1,245,000 for 279,754 shares of Series A preferred stock and 46,878 shares of Series B preferred stock through a series of financings led by third parties. Further, ABVIAnnex invested $750,000 and $124,988 in a convertible promissory note in December 2013 and April 2014 that can convert into shares of the next equity financing (see Note 6). ABV, ABVNY and ABVIAnnex are institutional venture capital funds of which the Company's Chairman is a venture partner.

        ABV Management, LLC ("ABVM") is the lessee of the space that the Company occupies for its corporate headquarters. The Company has reimbursed ABVM since September 2006 for its pro-rata portion of the actual lease costs including certain operating expenses. For the years ended December 31, 2014 and 2013 the Company incurred rent expense of $41,441 and $54,168, respectively. In addition, ABVM performs certain accounting functions for the Company for which it receives a fee. For the years ended December 31, 2014 and 2013, the Company incurred fees of $51,180 for each year respectively.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 9. Stock Option Plan

        On March 30, 2006, the Company approved the 2006 Stock Option Plan (the "Plan"). The Plan provides for the issuance of up to 610,882 shares of common stock in the aggregate. On June 11, 2008, December 6, 2009, and on September 20, 2014 the board of directors of the Company and a majority of the Company's shareholders approved increasing the number of options in the 2006 Stock Option Plan, by an additional 177,000, 250,000 and 300,000 respectively for options, warrants or other stock awards for common stock of the Company. The options generally vest monthly beginning 30 days after the date of grant over a 12, 36 or 48 month period. The options have a ten-year contractual maturity. Granting of options under the Plan is at the discretion of the board of directors.

        Option costs related to stock options recognized for the years ended December 31, 2014 and 2013 amounted to $92,750 and $68,451, respectively, which are included in research and development expenses except for $18,102 in 2014 related to Mr. Fabian Tenenbaum included in general and administrative. expenses in the accompanying statements of operations.

        The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option pricing model. The weighted average assumptions used in determining the fair value of options granted and the weighted average grant date fair value of options granted during the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
Weighted-average risk-free interest rate	2.03%	1.10%
Weighted-average volatility	117.52%	113.87%
Dividend yield	0%	0%
Weighted-average expected life in years	6	7
Weighted-average grant date fair value	$2.56	$2.45

        Historical information for a selection of similar publicly traded companies was the primary basis for the expected volatility. Historical information and management expectations were the primary basis for the expected dividend yield. The expected lives of the options are based upon expected exercise patterns. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

        As of December 31, 2014, there was approximately $666,701 of unrecognized compensation cost, related to unamortized stock option compensation which is expected to be recognized over a weighted average period of 3.04 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. In addition, as future grants are made, additional compensation costs will be incurred. Exercise prices range from $0.001 to $3.02 per share as of December 31, 2014.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 9. Stock Option Plan (Continued)

        A summary of the Company's stock option activity and related information for the years ended December 31, 2014 and 2013 are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2013	418,677	$1.11	4.40	$706,359
Granted	63,000	2.77
Exercised	(74,500)

Outstanding, December 31, 2013	407,177	1.57	3.93	$488,948
Granted	249,500	2.96

Awards outstanding, December 31, 2014	656,677	$2.06	5.13	$629,350

Vested and exercisable	384,792	$1.44	3.09	$607,215

Note 10. Warrants

        In connection with the issuance of Series B-3 preferred stock (see Note 12), the Company issued 36,709 warrants to purchase common stock to the respective shareholders at a strike price of $2.80 per warrant and an expiration date of March 21, 2021. The warrants are exercisable immediately and were accounted for as equity. Proceeds of $100,638 were allocated to these warrants based on the proportionate fair values of the preferred stock and warrants.

        In connection with $1,022,900 and $750,000 convertible note financing obtained during January through April 2014 and December 2013 respectively (see Note 6), the Company issued each lender a warrant to purchase common stock at an exercise price of $2.80 per share. The warrants expire in 2021. The number of shares to be issued are dependent on the number of shares into which the debt is converted (i.e. each warrant is exercisable for six shares of common stock for each one-hundred shares issued upon the conversion of the lender's note). As the number of shares that can be purchased through the warrants is indeterminate, the warrants have been classified as a liability. This treatment will be reassessed if and when the number of shares becomes fixed. The fair value calculated for these warrants at December 31, 2014 and 2013 was $0.89 and $2.76 per share respectively. The fair value of these warrants at their respective commitment dates of $17,500 and $12,844 were recorded as a warrant liability with a corresponding discount on the convertible debt it relates to, and is being amortized into interest expense over the term of the debt. The fair value of the warrants is estimated at the end of each quarterly reporting period using the Monte Carlo valuation model. The assumptions used in computing the fair value of the warrants as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Fair value of common stock	$3.02	$3.02
Conversion price	$2.80	$2.80
Expected volatility	60%	117%
Remaining term (years)	1	8
Risk-free rate	.25%	2.45%
Expected dividend yield	0%	0%

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 10. Warrants (Continued)

        In connection with the cost of raising capital in Series B preferred stock in 2009 and 2010, the Company issued a total of 17,796 and 19,092 warrants to purchase common stock as finders fees at strike prices of $8.7992 and $10.999 respectively per warrant and an expiration date of November 30, 2017 and March 9, 2018 respectively. The warrants are exercisable immediately and were accounted for as an offset in equity to the proceeds received from the stock offerings.

Note 11. Common Stock

        As of December 31, 2014, the Company was authorized to issue up to 14,000,000 shares of par value $0.0001 per share common stock.

        During the year ended December 31, 2013, the Company issued 74,500 shares of common stock valued at $208,600 pursuant to an exercise of options. No stock options were exercised in 2014.

Note 12. Redeemable Convertible Preferred Stock

        During the year ended December 31, 2013, the Company raised $5,864,404, net of $58,929 of fees, through the issuance of 611,965 Series B-3 preferred stock at $9.6791 per share.

        The Company has four classes of redeemable preferred stock (Series A, B, B-2, and B-3). The Series B-3 was issued with warrants attached, which are described in Note 10. The rights and preferences are as follows:

        Dividends:    The holders of each series of preferred stock are entitled to receive dividends at a rate of 8% per annum. The dividends are non-cumulative and commence accruing on the date of issuance of the Series A shares. All dividends are payable when and if declared by the Company's board out of any funds legally available for the payment of dividends. Accumulated undeclared dividends for Series A, B, B-2, and B-3 stock amounted to $5,916,444, $3,736,787, $1,410,803, and $1,836,243 respectively, at December 31, 2014.

        Voting:    The holders of each series of preferred stock have the right to one vote for each share of common stock into which the preferred shares could be converted. With respect to that vote, the preferred holders have full voting rights and powers equal to the voting rights and powers of the holders of common stock except for the Series B-2 preferred shares which have no voting rights.

        Liquidation:    In the event of liquidation, the holders of each series of preferred stock are entitled to receive an amount equal to their respective issue price per share, plus all accrued and declared but unpaid dividends. In the event of a liquidation event, Series B, Series B-2 and Series B-3 are entitled to receive payments on a pari passu basis. Series B holders at $8.7992 per share plus any accrued unpaid dividends, Series B-2 holders are entitled to receive payment at $10.999 per share plus any accrued and unpaid dividends, Series B-3 holders are entitled to receive payment at $9.6791 per share plus any accrued and unpaid dividends. Upon full payment of the Series B, Series B-2 and Series B-3, the Series A holders are entitled to receive payment at $2.9651 per share plus any accrued and unpaid dividends. If the remaining funds available for distribution for the Series A, B, B-2 and B-3 are insufficient, then the available amount will be distributed ratably in proportion to the amount each holder is entitled to receive. The amounts that would be paid in the event of liquidation for Series A, B, B-2, and B-3 stock are $7,500,000, $7,727,873, $3,499,992 and $8,958,340, respectively, at December 31, 2014.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 12. Redeemable Convertible Preferred Stock (Continued)

        Conversion:    The Series A, B, B-2 and B-3 Preferred Stock is convertible at the option of the holder into common stock by dividing the original issue price by $2.9651, $8.7992, $10.999 and $9.6791, respectively. Further, upon the occurrence of certain events, the conversion price of each of the Series A, B, B-2 and B-3 Preferred Stock is subject to reduction including effecting for stock, stock dividends, and other similar events. Also, the conversion price is subject to adjustment in the event additional convertible securities or options, as defined, are issued at a lower price then what is provided for the preferred shares outstanding. There is a mandatory conversion feature upon the occurrence of the sale of common stock to the public at 3 times the Series B Issuance price resulting in at least $50,000,000 to the Company.

        Redemption:    The preferred shares are subject to mandatory redemption based on the occurrence of certain "deemed liquidation events" as defined which include a merger or consolidation or the sale, exchange, lease, transfer, exclusive license, or other disposition by the Company of all or substantially all of the Company's assets. If the Company does not affect a dissolution of the Corporation under Delaware Law within ninety days after a deemed liquidation event, then the Company is required to send written notice to each holder of Series B, B-2, B-3 and A Preferred Stock no later than the ninetieth day after the deemed liquidation event advising such holders of their right to require the redemption of such shares of Preferred Stock. Dissolution of the Corporation under Delaware Law with ninety days after a deemed liquidation event is not within the control of the Company. As such the Preferred Stock is precluded from permanent equity classification and has been presented as mezzanine equity.

        The Company also evaluated the preferred shares for potential beneficial conversion features or the need to bifurcate the conversion or redemption features as a derivative. The analysis yielded no beneficial conversion feature that needed to be recorded as the conversion features had no intrinsic value at the issuance date of the various series of preferred shares. Additionally, because of the lack of marketability of the Company's stock, the conversion feature and redemption features did not meet the definition of a derivative that would require bifurcation and fair value accounting.

Note 13. Net Loss per Share

        The Company calculates basic and diluted net loss per share allocable to common stockholders using the weighted-average number of shares of common stock outstanding during the period, less any shares subject to repurchase or forfeiture. There were no shares of the Company's common stock outstanding subject to repurchase or forfeiture for the years ended December 31, 2014 and 2013.

        The Company has excluded all common stock equivalents from its calculation of diluted net loss per share because their effects would be anti-dilutive. The table below presents the potentially dilutive securities that would have been included in its calculation of diluted net loss per share allocable to common stockholders if they were not antidilutive for the periods presented.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 13. Net Loss per Share (Continued)

        The following table sets forth the number of potential shares of common stock that have been excluded from diluted net loss per share because their effect was anti-dilutive:

	December 31, 2014	December 31, 2013
Convertible preferred stock	27,736,046	27,736,046
Options to purchase common shares	656,677	407,177
Outstanding warrants	84,575	78,246
Convertible notes payable	756,884	77,479

	29,234,182	28,298,948

Note 14. Retirement Benefit Plan

        The Company sponsors a 401(k) retirement plan for its qualified employees, which was adopted at the end of 2009 and implemented in January 1, 2010. The plan provides for the statutory contributions by plan participants and an optional and discretionary matching of contributions by the Company. For the years ended December 31, 2014 and 2013 the Company has elected not to match any employee contributions to the plan.

Note 15. Income Taxes

        The components of the Company's income tax expense for the years ended December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Current Tax Expense (Benefit)
Federal	$—	$—
State	498	8,182

	$498	$8,182

Deferred Tax Expense (Benefit)
Federal	$—	$—
State	—	—

	$—	$—

Total Tax Expense (Benefit)	$498	$8,182

        As of December 31, 2014, the Company has available unused federal net operating loss (NOL) carry-forwards of $29.0 million, which will expire in various years from 2026 to 2034. The Company has various state level NOL's of $29.6 million which will expire in various years 2019 to 2034.

        As of December 31, 2014, the Company had research and development tax credit carry-forwards of $1.64 million which will expire in various years from 2026 to 2034.

Anterios, Inc.

Notes to Financial Statements (Continued)

Note 15. Income Taxes (Continued)

        The effective rate differs from the statutory rate of 40% for 2014 and 2013 primarily due to the following:

	2014	2013
Federal income tax provision at statutory rate	(34.00%)	(34.00%)
State income taxes	(6.00%)	(6.00%)
R&D Credits	(3.44%)	5.02%
R&D Credit Deduction Allowance	1.17%	(1.71%)
Other	0.04%	(0.03%)
Change in valuation allowance	42.24%	36.72%

	0.00%	0.00%

        The tax effect of temporary differences, net operating loss carry-forwards, and research and development tax credit carry-forwards as of December 31, 2014 and 2013 is as follows:

	As of December 31, 2014	As of December 31, 2013
Current deferred tax asset:
Accrued liabilities	$—	$104,324
Valuation allowance	—	(104,324)

Net current deferred tax asset	$—	$—

Non-current deferred tax assets (liabilities)
Depreciation	$24,216	$32,035
Amortization	(31,031)	(29,531)
Issuance of Non Qualified Stock Options	65,949	28,905
Net Operating Losses	11,616,781	10,024,790
Research Credits	1,650,931	1,513,700
Accrued Bonuses	105,267	—
Charitable Contributions	88	—

Total	13,432,201	11,569,899

Less Valuation Allowance	(13,432,201)	(11,569,899)

Net non-current deferred tax asset	$—	$—

        Ownership changes may limit the future utilization of these net operating loss and research and development tax credit carry-forwards as defined by the Internal Revenue Code. The net deferred tax asset has been fully offset by a valuation allowance due to our history of taxable losses and uncertainty regarding our ability to generate sufficient taxable income in the future to utilize these deferred tax assets.

        The Company's 2011, 2012, 2013 and 2014 Federal, New York, Massachusetts, Pennsylvania and Tennessee tax returns remain subject to examination by the respective taxing authorities. In addition, net operating losses and research tax credits arising from prior years are also subject to examination at the time that they are utilized in future years. Neither the Company's federal or state tax returns are currently under examination.

                        Shares

Common Stock

PROSPECTUS

                        , 2015

Stifel

RBC Capital Markets

JMP Securities

Needham & Company

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The expenses (other than underwriting discounts and commissions) payable in connection with this offering are as follows:

SEC registration fee		$6,681.50
FINRA filing fee		9,125
NASDAQ listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky fees and expenses (including legal fees)			*
Transfer agent and rights agent and registrar fees and expenses			*
Miscellaneous			*
Total	$		*

*
To be filed by amendment.

        All expenses are estimated except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

Item 14.    Indemnification of Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation, in its certificate of incorporation, may limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  Transaction from which the director derived an improper personal benefit;
  •
  Act or omission not in good faith or that involved intentional misconduct or a knowing violation of law;
  •
  Unlawful payment of dividends or purchase or redemption of shares; or
  •
  Breach of the director's duty of loyalty to the corporation or its stockholders.

        Section 145(a) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, so long as the person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, so long as the person acted in good faith and in a manner the person reasonably believed was in or not opposed to the corporation's best interests, except that no indemnification shall be permitted without judicial approval if a court has determined that the person is to be liable to the corporation with respect to such claim. Section 145(c) of the DGCL provides that if a present or former director or officer has been successful in defense of any action referred to in Sections 145(a) and (b) of the DGCL, the corporation must indemnify such officer or director against the expenses (including attorneys' fees) he or she actually and reasonably incurred in connection with such action.

        Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against and incurred by such person, in any such capacity, or arising out of his or her status as such, whether or not the corporation could indemnify the person against such liability under Section 145 of the DGCL.

        Our restated certificate of incorporation and our bylaws, each of which will become effective upon the closing of this offering, each provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

        We have entered into indemnification agreements with our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors or executive officers.

        We intend to purchase and maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

        We will enter into an underwriting agreement in connection with this offering, which will provide for indemnification by the underwriters of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.

Item 15.    Recent Sales of Unregistered Securities

        Set forth below is information regarding shares of capital stock issued and options granted by us since January 1, 2011 that were not registered under the Securities Act. All amounts below are presented on a pre-reverse stock split basis. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Common Stock Issuances

        In December 2011 the Registrant sold an aggregate of 2,960 shares of common stock to two existing investors at a price of $2.80 per share.

        In December 2012 the Registrant sold 8,000 shares of common stock to an existing investor at a price of $2.80 per share.

Preferred Stock Issuances

        In June and July 2011, the Registrant sold an aggregate 313,563 shares of its Series B-3 Preferred Stock to 10 accredited investors at $9.6791 per share for a total of $3,034,976.

        Between January and September 2013, the Registrant sold an aggregate of 611,965 shares of its Series B-3 Preferred Stock to 13 accredited investors at $9.6791 per share for a total proceeds of $5,923,270.

Convertible Notes and Warrants

        Between December 31, 2013 and April 29, 2014, the Registrant sold convertible notes and warrants to purchase six shares of common stock for every 100 shares the noteholders receive as a result of conversion of the convertible notes. The notes and warrants were sold for an aggregate principal amount of $1,772,900 to 14 accredited investors.

        Between March 2013 and April 2013 the Registrant sold warrants to purchase an aggregate of 36,709 shares of common stock. The warrants have an exercise price of $2.80 per share.

        In October 2014 and November 2014, the Registrant sold convertible notes for an aggregate principal amount of $5.3 million to 13 accredited investors.

Option Issuances

        In December 2011, the Registrant issued options to purchase an aggregate of 40,000 shares of common stock to five employees under the Registrant's 2006 Stock Incentive Plan. The options have an exercise price of $2.80 per share and vest over 48 months.

        In April 2013, the Registrant issued options to purchase an aggregate of 63,000 shares of common stock to five employees and one consultant under the Registrant's 2006 Stock Incentive Plan. The options have an exercise price of $2.77 per share. Of the options granted, 53,000 vest over 48 months and 10,000 vest over 12 months.

        Between January 2014 and December 2014, the Registrant issued options to purchase an aggregate of 249,500 shares of common stock to ten of its employees and advisors under the Registrant's 2006 Stock Incentive Plan. The options have an exercise price ranging from $2.77 per share to $3.02 per share and vest over either 12 or 48 months.

Common Stock Issuances Upon the Exercise of Options

        Between December 2012 and March 2013 the Registrant issued an aggregate of 84,500 shares of common stock upon the exercise of options.

        The offers, sales and issuances of the securities described above were exempt from registration in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and on Regulation D of the Securities Act, relative to transactions by an issuer not involving a public offering. The grants of stock options and issuances of shares upon exercise thereof described above were exempt from registration under the Securities Act in reliance on Rule 701 as offers and sales of securities under written compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

        All purchasers of securities in transactions exempt from registration pursuant to Regulation D described above represented to us in connection with their purchase that they were "accredited investors" and were acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from the registration requirements of the Securities Act.

        All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the issued securities described in this Item 15 included appropriate legends setting forth that the applicable securities have not been registered and reciting the applicable restrictions on transfer. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

(a)   Exhibits:

        See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

(b)   Financial Statement Schedules

        All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 31, 2015.

ANTERIOS, INC.
By	/s/ JON EDELSON, M.D.
Jon Edelson, M.D.
President and Chief Executive Officer

Power of Attorney

        Each person whose individual signature appears below hereby authorizes and appoints Jon Edelson, M.D. with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney in fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post effective amendments and amendments thereto, and any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorney in fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JON EDELSON, M.D. Jon Edelson, M.D.	Chief Executive Officer and Chairman (Principal Executive Officer)	March 31, 2015
/s/ FABIAN TENENBAUM, M.B.A. Fabian Tenenbaum, M.B.A.	Chief Financial Officer and Chief Business Officer (Principal Financial and Accounting Officer)	March 31, 2015
/s/ CARTER MEYER, J.D. Carter Meyer, J.D.	Director	March 31, 2015
/s/ ALBERT F. HUMMEL, M.B.A. Albert F. Hummel, M.B.A.	Director	March 31, 2015
/s/ BARRY KUROKAWA, M.B.A Barry Kurokawa, M.B.A.	Director	March 31, 2015

Index of Exhibits

Exhibit Number		Descriptions
1.1	*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant, as amended
3.2	*	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon closing of the offering
3.3		Amended and Restated Bylaws of the Registrant
3.4	*	Form of Bylaws of the Registrant to be effective upon the closing of the offering
4.1	*	Specimen Certificate evidencing shares of Registrant's common stock
4.2		Form of Lock-Up Agreement
4.3		Series A Preferred Stock Purchase Agreement between the Registrant f/k/a Encapsion, Inc. and certain of its security holders, dated as of January 16, 2007
4.4		Series B Preferred Stock Purchase Agreement between the Registrant and certain of its security holders, dated as of October 6, 2009
4.5		Right of First Negotiation Agreement between the Registrant and Pacific Corporation, dated as of February 3, 2010
4.6		Series B-2 Preferred Stock Purchase Agreement between the Registrant and Pacific Corporation, dated as of December 16, 2010
4.7		Series B-2 Preferred Stock Purchase Agreement between the Registrant and Pacific Corporation, dated as of February 3, 2010
4.8		Series B-3 Preferred Stock Purchase Agreement between the Registrant and certain of its security holders, dated as of July 8, 2011
4.9		First Amendment to Series B-3 Preferred Stock Purchase Agreement between the Registrant and certain of its security holders, dated as of March 25, 2013
4.10		Amended and Restated Investors Rights Agreement by and among the Registrant and the parties listed therein, dated as of October 6, 2009
4.11		Amended and Restated Right of First Refusal and Co-Sale Agreement by and among the Registrant and the parties listed therein, dated as of October 6, 2009
4.12		Amended and Restated Voting Agreement by and among the Registrant and the parties listed therein, dated as of October 6, 2009
4.13		Note and Warrant Purchase Agreement among the Registrant and the parties listed therein, dated as of December 31, 2013
4.14		Note and Warrant Purchase Agreement between the Registrant and the parties listed therein, dated as of January 6, 2014
4.15		Form of Convertible Promissory Note between the Registrant and certain of its security holders
4.16		Form of Warrant to Purchase Shares of Common Stock between the Registrant and certain of its security holders
4.17		Note Purchase Agreement by and among the Registrant and the parties listed therein, dated as of October 10, 2014

Exhibit Number		Descriptions
5.1	*	Opinion of Morgan, Lewis & Bockius LLP
10.1	+	Anterios, Inc. Amended and Restated 2006 Stock Incentive Plan
10.2	†	Exclusive License Agreement between the University of Massachusetts and the Registrant f/k/a Encapsion, Inc., dated as of May 3, 2006
10.3	†	First Amendment to License Agreement between the University of Massachusetts and the Registrant, dated as of October 12, 2010
10.4	†	Non-Exclusive License Agreement between the University of Massachusetts and the Registrant, dated as of August 13, 2007
10.5	†	Letter Amendment to Non-Exclusive License Agreement between the University of Massachusetts and the Registrant, dated as of July 23, 2009.
10.6	†	Second Amendment to Non-Exclusive License Agreement between the University of Massachusetts and the Registrant, dated as of August 13, 2010.
10.7	†	Patent License Agreement between the Board of Supervisors of Louisiana State University and Agricultural and Mechanical College and the Registrant, dated as of June 12, 2008.
10.8	†	First Amendment to Patent License Agreement between the Board of Supervisors of Louisiana State University and Agricultural and Mechanical College and the Registrant, dated as of February 15, 2011
10.9	†	Second Amendment to Patent License Agreement between the Board of Supervisors of Louisiana State University and Agricultural and Mechanical College and the Registrant, dated as of September 22, 2014
10.10	†	Exclusive License Agreement between William Coleman III and the Registrant, dated as of August 29, 2010
10.11	+	Employment Agreement between Jon Edelson and the Registrant dated as of January 1, 2014
10.12	+	Employee Offer Letter between Mary Senica and the Registrant, dated as of September 21, 2008
10.13	+	Employee Offer Letter between Klaus Theobald and the Registrant, dated as of February 1, 2009
10.14		Commercial Lease Agreement between Cummings Properties, LLC and the Registrant f/k/a Encapsion, Inc., dated as of August 1, 2007
10.15	+	Employee Offer Letter between Fabian Tenenbaum and the Registrant, dated as of September 15, 2014
10.16	*+	Anterios, Inc. 2015 Equity Incentive Plan
10.17	†	Development and Manufacturing Services Agreement between QuaDPharma and the Registrant, dated as of August 17, 2011
10.18	*+	Anterios, Inc. 2015 Employee Stock Purchase Plan
23.1	*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Independent Registered Public Accounting Firm
24.1		Powers of Attorney (included on signature page)

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.